CARMAX

THE WAY CAR BUYING SHOULD BE.

ANNUAL REPORT FISCAL YEAR 2025

The Nation's Largest Used Car Retailer

790K
CARS RETAILED
IN FY25

540K
CARS WHOLESALED
IN FY25

1.2M
CONSUMER &
DEALER BUYS
IN FY25

$8.3B
CAF ORIGINATIONS
IN FY25

35M
AVERAGE MONTHLY
WEB VISITS

21 YEARS
ON THE
FORTUNE 100
BEST COMPANIES
TO WORK FOR®
LIST

2M
VEHICLES
MOVED

$420M+
IN SHARE
REPURCHASES

250
STORE LOCATIONS
NATIONWIDE

CARMAX MARKETS

● Existing Television Markets
as of April 11, 2025

(Size of markers is based on
number of CarMax stores in
each market)



2025 Letter to Shareholders

Dear Fellow Shareholders:

I am pleased with the momentum we have built across our diversified business in FY25. Our associates, stores, technology and digital capabilities, all seamlessly tied together, enable us to provide the most customer-centric car buying and selling experience. We have achieved three straight quarters of retail unit growth and robust EPS growth. In addition, we expanded our footprint by opening five stores and a standalone reconditioning center, and celebrated the opening of our 250th store.

FY25 was also a pivotal year for CarMax as we continued to enhance our omni-channel experience for associates and customers, drive operating efficiencies, foster an exceptional workplace culture, and make a positive impact on our communities.

I share more on several of these important accomplishments below.

Experience and Efficiencies
I am proud of the steps we took during the year to further differentiate our omni-channel offering and drive incremental operational efficiencies.

We rolled out a number of new systems that enhance consumers' shopping experiences, support conversion and enable our associates to be more efficient. These include order processing in our stores, customer accounts online, AI-driven knowledge management in our Customer Experience Centers, and EV research and shopping tools on the Edmunds and CarMax websites.

"I am proud of the steps we took during the year to further differentiate our omni-channel offering and drive incremental operational efficiencies."

Our digital tools and enhancements have made it easier for consumers to self-progress in their shopping journey. Skye, our AI-powered virtual assistant, is now able to independently answer over half of the questions our customers ask it, reflecting more than a 20% year over year improvement. Going forward, we plan to continue to expand Skye's functionality with additional data and new architecture. Additionally, next year we will focus on improving our online vehicle transfer experience.

We ended the year with more than 80% of our sales supported by our digital capabilities, and the rate of fully self-progressed online sales grew by 25% across FY25.

For supply, we enhanced both our consumer and dealer-facing appraisal experiences. We are now able to give digital offers to approximately 99% of the customers who come to carmax.com for an appraisal, and we made our dealer tool, MaxOffer, even easier to use. This has attracted more dealers to the offering and has driven record sourcing volume each quarter. In FY26, we will further enhance MaxOffer to attract new dealers, expanding our access to directly sourced vehicles. We will also streamline the online appraisal checkout process and expand appraisal pick-up availability to new markets.

For finance, we began testing new credit scoring models and corresponding strategies across the full credit spectrum, which positions us to further grow CarMax Auto Finance (CAF) income modestly in the near-term and more materially over time. We are excited about the tremendous growth potential unlocked by the broadening of our securitization program. This year, we expanded our ABS model, successfully executing our first non-prime and higher-prime transactions. Going forward, we plan to continue extending CAF's participation across the credit spectrum to grow penetration and capture additional finance profit. We will also modernize the ownership experience on CAF's digital platform, which will enhance the customer experience and drive operating efficiencies.

"I believe, and our research affirms, that no competitor can match our experience. This is a key differentiator that gives us the right to win and access to the largest total addressable market in the used car space."

And finally, we continued to focus on driving down cost of goods sold by pursuing incremental efficiency opportunities across our logistics network and reconditioning operations. We achieved savings of approximately $125 per unit this year and anticipate that we will achieve at least another $125 per unit in fiscal 2026. This exceeds the initial $200 target that we set at the beginning of fiscal 2025. These efficiencies support affordability as we pass savings on to our customers and also support our margins.

Committed to Our Associates and Communities
None of these achievements would be possible without our more than 30,000 talented and dedicated associates nationwide. CarMax associates foster our incredible company culture, and they are the reason we have been recognized by Fortune Magazine for 21 consecutive years as one of the 100 Best Companies to Work For™. This is a major accomplishment that we all celebrate. As part of our core value of putting people first, we also remain committed to championing a culture of inclusion, connection, and belonging that values diversity of perspective, experience, and thought.

Since 2003, CarMax and The CarMax Foundation have invested more than $110 million in the communities where we live and work. This year, we continued our steadfast support of nonprofits in our communities and 100% of our locations participated in volunteer events. We continue to amplify our social impact in collaboration with KABOOM! and Points of Light. Together, we mobilized thousands of associates for days of service creating lasting impact on neighborhoods near our locations by building playgrounds and transforming community centers, gardens, and schools. Under the leadership of The CarMax Foundation, we developed new and innovative ways for our associates to give back in their communities.

Finally, we continue to make meaningful progress in reducing our environmental impact and remain on track to achieve our calendar year 2025 GHG emissions reduction target.

I welcome you to review our upcoming 2025 Responsibility Report for more information on these initiatives and more.

Looking Ahead

I am excited for the future of our company. As we look ahead to FY26, we will leverage and enhance our capabilities to drive growth through better execution, innovative efforts and upleveled experiences. I believe, and our research affirms, that no competitor can match our experience. This is a key differentiator that gives us the right to win and access to the largest total addressable market in the used car space. I'd also like to call out the power of the earnings model we have built, which is designed to deliver an earnings per share growth CAGR in the high teens when retail unit growth is in the mid-single digits.

> **"I'd also like to call out the power of the earnings model we have built, which is designed to deliver an earnings per share growth CAGR in the high teens when retail unit growth is in the mid-single digits."**

To our associates, thank you for living our values every day and for taking care of each other, our customers and our communities. You are critical to our long-term success.

I would also like to thank our shareholders for your continued support and interest in CarMax.

Looking ahead, I am excited for all the work we will be doing to continue the positive momentum we drove in FY25 and to continue to create lasting value for our associates, customers, communities, and shareholders.

Bill Nash

Bill Nash

President and Chief Executive Officer
April 11, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended February 28, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from ____ to ____

Commission file number 001-31420

CARMAX, INC.

(Exact name of registrant as specified in its charter)

Virginia	**54-1821055**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
12800 Tuckahoe Creek Parkway	
Richmond, Virginia	**23238**
(Address of Principal Executive Offices)	(Zip Code)


(804) 747-0422

Registrant's telephone number, including area code


Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KMX	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of August 31, 2024, computed by reference to the closing price of the registrant's common stock on the New York Stock Exchange on that date, was $13,133,324,489.

On April 9, 2025, there were 152,684,225 outstanding shares of CarMax, Inc. common stock.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the CarMax, Inc. Notice of 2025 Annual Meeting of Shareholders and Proxy Statement are incorporated by reference in Part III of this Form 10-K.

Auditor Name: KPMG LLP	Auditor Location: Richmond, VA	Auditor Firm ID: 185

CARMAX, INC.
FORM 10-K
FOR FISCAL YEAR ENDED FEBRUARY 28, 2025
TABLE OF CONTENTS

PART I

In this document, "we," "our," "us," "CarMax" and "the company" refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This Annual Report on Form 10-K and, in particular, the description of our business set forth in Item 1 and our Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), including statements regarding:

- Our projected future sales and market share growth, comparable store sales growth, margins, tax rates, earnings, CarMax Auto Finance income and earnings per share.

- Our business strategies.

- Our expectations for strategic investments.

- Our expectations of factors that could affect CarMax Auto Finance income.

- Our expected future expenditures, cash needs, and financing sources.

- Our expected capital structure, stock repurchases and indebtedness.

- The projected number, timing and cost of new location openings.

- Our gross profit margin, inventory levels and ability to leverage selling, general and administrative and other fixed costs.

- Our sales and marketing plans.

- The capabilities of our proprietary information technology systems and other systems.

- Our assessment of the potential outcome and financial impact of litigation and the potential impact of unasserted claims.

- Our assessment of competitors and potential competitors.

- Our expectations for growth in our markets and business sectors.

- Our assessment of the effect of recent regulations, legislation and accounting pronouncements.

In addition, any statements contained in or incorporated by reference into this report that are not statements of historical fact should be considered forward-looking statements. You can identify these forward-looking statements by the use of words such as "anticipate," "believe," "could," "enable," "estimate," "expect," "intend," "may," "outlook," "plan," "positioned," "predict," "should," "target," "will" and other similar expressions, whether in the negative or affirmative. We cannot guarantee that we will achieve the plans, intentions or expectations disclosed in the forward-looking statements. There are a number of important risks and uncertainties that could cause actual results to differ materially from those indicated by our forward-looking statements. These risks and uncertainties include, without limitation, those set forth in Item 1A under the heading "Risk Factors." We caution investors not to place undue reliance on any forward-looking statements as these statements speak only as of the date when made. We disclaim any intent or obligation to update any forward-looking statements made in this report.

Item 1. Business.

BUSINESS OVERVIEW

CarMax Background

CarMax, Inc. delivers an unrivaled customer experience by offering a broad selection of quality used vehicles and related products and services at competitive, no-haggle prices using a customer-friendly sales process. We are the nation's largest retailer of used cars, and we sold 789,050 used vehicles at retail during the fiscal year ended February 28, 2025. We are also one of the nation's largest operators of wholesale vehicle auctions, with 544,312 vehicles sold during fiscal 2025, and one of the nation's largest providers of used vehicle financing, servicing approximately 1.1 million customer accounts in our $17.59 billion portfolio of managed receivables as of February 28, 2025. Our omni-channel platform empowers our retail customers to buy a car on their terms - online, in-store or a seamless combination of both. Our associates, stores, technology and digital capabilities seamlessly tied together enable us to provide the most customer centric car buying and selling experience. This is a key differentiator that gives us the right to win and access to the largest total addressable market in the used car space. This positions us to deliver strong market share growth and significant year-over-year earnings growth for years to come.

CarMax was incorporated under the laws of the Commonwealth of Virginia in 1996. CarMax, Inc. is a holding company and our operations are conducted through our subsidiaries. Under the ownership of Circuit City Stores, Inc. ("Circuit City"), we began operations in 1993 with the opening of our first CarMax store in Richmond, Virginia. On October 1, 2002, the CarMax business was separated from Circuit City through a tax-free transaction, becoming an independent, publicly traded company. As of February 28, 2025, we operated 250 used car stores in 109 U.S. television markets. Our home office is located at 12800 Tuckahoe Creek Parkway, Richmond, Virginia.

On June 1, 2021, we completed the acquisition of Edmunds Holding Company ("Edmunds"), one of the most well-established and trusted online guides for automotive information and a recognized leader in digital car shopping innovations. With this acquisition, CarMax enhanced its digital capabilities and further strengthened its role and reach across the used auto ecosystem while adding exceptional technology and creative talent.

CarMax Business

We operate in two reportable segments: CarMax Sales Operations and CarMax Auto Finance ("CAF"). Our CarMax Sales Operations segment consists of all aspects of our auto merchandising and service operations, excluding financing provided by CAF. Our CAF segment consists solely of our own finance operation that provides financing to customers buying retail vehicles from CarMax.

CarMax Sales Operations. Our CarMax Sales Operations segment sells used vehicles, purchases used vehicles from customers and other sources, sells related products and services, and arranges financing options for customers, all for competitive, no-haggle prices. We enable our customers to separately evaluate each component of the sales process based on comprehensive information about the terms and associated prices of each component. Customers can accept or decline any individual element of the offer without affecting the price or terms of any other component of the offer.

Purchasing a Vehicle:

The vehicle purchase process at CarMax differs fundamentally from the traditional auto retail experience. Our no-haggle pricing removes a frequent customer frustration with the purchase process and allows customers to shop for vehicles the same way they shop for other consumer products. Our omni-channel platform further empowers our customers to buy a car on their own terms – online, in-store or a seamless combination of both.

Our omni-channel platform provides multiple ways for our customers to interact with us, including completely online. A customer may interact online with Skye (our AI-powered virtual assistant) or with our customer experience consultants via phone, text messages or chat. These employees are paid a fixed hourly rate and receive incentive bonuses based on their ability to effectively progress the customer through their car-buying journey. Customers may also interact in-person with our sales consultants who are generally paid commissions on a fixed dollars-per-unit standard, thereby earning the same commission regardless of the vehicle being sold, the amount a customer finances or the related interest rate. These pay structures align our associates' interests with those of our customers, in contrast to other dealerships where sales and finance personnel may receive higher commissions for negotiating higher prices and interest rates, or steering customers to vehicles with higher gross profits.

We recondition every used vehicle we retail to meet our CarMax Quality Certified standards, and each vehicle must pass an inspection before being offered for sale. We stand behind every retail used vehicle we sell with our Love Your Car Guarantee. This guarantee gives customers the ability to take 24-hour test drives before committing to purchase as well as provides a 10-

day money-back guarantee and a 90-day/4,000-mile limited warranty. Our CarMax Quality Certified standards were developed internally by CarMax and are not affiliated with any third party or original equipment manufacturer program.

We maximize customer choice by offering a large selection of inventory on our lots and by making our nationwide inventory available for viewing on our online platforms and mobile app. As of February 28, 2025, we had approximately 73,000 saleable retail vehicles in our inventory. Vehicles in-transit or on customer hold are not reservable by other customers on our website. Upon request by a customer, we will transfer virtually any used vehicle in our inventory. This gives CarMax customers access to a much larger selection of vehicles than any traditional auto retailer. In fiscal 2025, approximately 38% of our vehicles sold were transferred at customer request.

Selling us a Vehicle:
We have separated the practice of trading in a used vehicle in conjunction with the purchase of another vehicle into two distinct and independent transactions. We will appraise a customer's vehicle in-person free of charge and make a written, guaranteed offer to buy that vehicle regardless of whether the owner is purchasing a vehicle from us. We also provide online instant appraisal offers, which quickly give customers an offer on their vehicle. Our no-haggle offer is good for seven days. The success of these offerings strengthens our leadership position as the largest used vehicle buyer from consumers in the U.S.

Vehicle purchases are also made through MaxOffer, our digital appraisal product for dealers that gives licensed dealers an instant offer good for seven days. We leverage the Edmunds sales team to open new markets and sign-up new dealers for MaxOffer.

In fiscal 2025, we purchased approximately 1.2 million vehicles from consumers and dealers.

Based on age, mileage or condition, approximately half of the vehicles acquired through our appraisal processes meet our retail standards.   Those vehicles that do not meet our retail standards are sold to licensed dealers through our wholesale auctions. Unlike many other auto auctions, we own all the vehicles that we sell in our auctions, which allows us to maintain a high auction sales rate. This high sales rate, combined with dealer-friendly practices, makes our auctions an attractive source of vehicles for licensed dealers. We continue to further enhance our auction products to improve dealer experiences. For fiscal 2025, our average auction sales rate was approximately 98%.

Financing a Vehicle:
The availability of financing is a critical component of the vehicle purchase process, and having an array of finance sources increases approvals, expands access to financing for our customers and mitigates risk to CarMax. Our finance program accommodates customers across a wide range of the credit spectrum through both CAF and third-party providers. We believe that our processes and systems, transparency of pricing, and vehicle quality, as well as the integrity of the information collected at the time the customer applies for credit, enable CAF and our third-party providers to make underwriting decisions in a unique and advantageous environment distinct from the traditional auto retail environment. All finance offers, whether from CAF or our third-party providers, are backed by a 3-day payoff option, which allows customers to refinance their loan with another finance provider within three business days at no charge.

We offer pre-qualification and finance-based shopping products nationwide, which are supported by CAF and multiple third-party providers. These products enable customers to request pre-qualification online with no impact to credit scores and receive their decisions and terms within minutes, empowering them to conveniently shop with their personalized, pre-qualification terms across our nationwide inventory. These products seamlessly provide consumers with the information and capabilities they need to shop for financing that best meets their budget and needs, further differentiating CarMax's customer-centric financing experience. Approximately 80% of our customers use our online finance-based shopping tool as they begin the credit process. We have also established an online checkout and purchasing experience, which integrates our financing process, allowing eligible customers to apply and accept finance offers online without the assistance of an associate. We continue to enhance and further expand these products and experiences.

Related Products and Services:
We provide customers with a range of other related products and services, including extended protection plan ("EPP") products and vehicle repair service. EPP products include extended service plans ("ESPs") and guaranteed asset protection ("GAP"), which is designed to cover the unpaid balance on an auto loan in the event of a total loss of the vehicle or unrecovered theft. Our ESP customers have access to vehicle repair service at each CarMax store and at thousands of independent and franchised service providers. We believe that the broad scope of our ESPs helps promote customer satisfaction and loyalty, and thus increases the likelihood of repeat and referral business. In fiscal 2025, approximately 54% of the customers who purchased a retail used vehicle also purchased an ESP and approximately 18% purchased GAP.

CarMax Auto Finance. CAF provides financing solely to customers buying retail vehicles from CarMax. CAF allows us to manage our reliance on third-party finance providers and to leverage knowledge of our business to provide qualifying customers a competitive financing option. CAF utilizes proprietary scoring models based upon the credit history and other credit data of the customer along with CAF's historical experience to predict the likelihood of customer repayment. Because CAF offers financing solely to CarMax customers, our scoring models are optimized for the CarMax channel. We believe CAF enables us to capture additional profits, cash flows and sales. After the effect of 3-day payoffs and vehicle returns, CAF financed 42.7% of our retail used vehicle unit sales in fiscal 2025.

CAF also services all auto loans it originates and is responsible for providing billing statements, collecting payments, maintaining contact with delinquent customers, and arranging for the repossession of vehicles securing defaulted loans.

Competition

CarMax Sales Operations. The U.S. used car marketplace is highly fragmented, and we face competition from franchised dealers, who sell both new and used vehicles; online and mobile sales platforms; independent used car dealers; and private parties. According to industry sources, as of December 31, 2024, there were over 18,000 franchised dealers in the U.S., who sell the majority of late-model used vehicles. Competition in our industry has evolved with the adoption of online platforms and marketing tools, all of which facilitate increased competition.

Based on industry data, there were approximately 38 million used cars sold in the U.S. in calendar 2024, of which approximately 20 million were estimated to be age 0- to 10-year old vehicles. We are the largest retailer of used vehicles in the U.S. In calendar 2024, we estimate we sold approximately 3.7% of the age 0- to 10-year old vehicles sold on a nationwide basis, consistent with calendar 2023. External title data indicates that while our year-over-year market share came under pressure during the first half of the year, it recovered as we achieved accelerating gains through the second half of the year, with particular strength in vehicles aged 0 to 4 years, which grew for the entire year. Our market share is generally correlated to the length of time we have operated in a given market.

We believe that our principal competitive advantages in used vehicle retailing include our ability to provide a high degree of customer satisfaction with the car-buying experience by virtue of our competitive, no-haggle prices and our customer-friendly sales process; our breadth of selection of the most popular makes and models available; the quality of our vehicles; our proprietary information systems; the transparency and availability of CAF and third-party financing; the locations of our retail stores; and our commitment to evolving our car-buying experience to meet customers' changing expectations. Our omni-channel platform empowers our retail customers to buy a car on their terms - online, in-store or a seamless combination of both. Our associates, stores, technology and digital capabilities seamlessly tied together enable us to provide the most customer centric car buying and selling experience. This is a key differentiator that gives us the right to win and access to the largest total addressable market in the used car space. This positions us to deliver strong market share growth and significant year-over-year earnings growth for years to come.

In addition, we believe our willingness to appraise and purchase a customer's vehicle, whether or not the customer is buying a car from us, provides a competitive sourcing advantage for retail vehicles. Our high volume of appraisal purchases, further supported by our online instant appraisal offers and MaxOffer, supplies not only a large portion of our retail inventory, but also provides the scale that enables us to conduct our own wholesale auctions to dispose of vehicles that do not meet our retail standards.

Our wholesale auctions compete with other automotive in-person and online auctions. These competitors auction vehicles of all ages, while CarMax's auctions predominantly sell older, higher mileage vehicles. Since fiscal 2021, our wholesale auctions have primarily been conducted virtually.

CarMax Auto Finance. CAF operates and is a significant participant in the auto finance sector of the consumer finance market. This sector is primarily comprised of banks, captive finance divisions of new car manufacturers, credit unions and independent finance companies. According to industry sources, this sector represented approximately $1.7 trillion in outstanding receivables as of December 31, 2024. CAF's primary competitors are banks and credit unions that offer direct financing to customers purchasing used cars.

We believe that CAF's principal competitive advantage is its strategic position as the primary finance source for CarMax customers, and that CAF's primary drivers for growth are the growth in CarMax's retail used unit sales as well as increased penetration through full credit spectrum lending. We periodically test different credit offers and closely monitor acceptance rates and the effect on sales to assess market competitiveness. We also monitor 3-day payoffs, as the percentage of customers exercising this option can be an indication of the competitiveness of our offer.

Products and Services

Retail Merchandising. We offer customers a broad selection of makes and models of used vehicles, including domestic, imported and luxury vehicles, as well as hybrid and electric vehicles ("EV"), at competitive prices. Our focus is vehicles that are 0 to 10 years old, with vehicles that are 0 to 6 years old representing approximately 75% of used vehicle sales in fiscal 2025. Over the past three fiscal years, vehicles that are 0 to 10 years old generally ranged in price from $15,000 to $49,000. The mix of our used vehicle inventory by make, model and age will vary from time to time, depending on consumer preferences, seasonality and market pricing and availability.

Wholesale Auctions. The typical vehicle sold at our wholesale auctions is more than 10 years old and has more than 100,000 miles. We provide condition disclosures on each vehicle, including those for vehicles with major mechanical issues, possible frame or flood damage, branded titles, salvage history and unknown true mileage. Professional, licensed auctioneers conduct our auctions. Dealers pay a fee to us based on the sales price of the vehicles they purchase. Our auctions are generally held on a weekly or bi-weekly basis.

Extended Protection Plans. In conjunction with the sale of a vehicle, we offer customers EPP products. We receive revenue for selling these plans on behalf of unrelated third parties, who are the primary obligors. We have no contractual liability to customers for claims under these agreements. The ESPs we currently offer on all used retail vehicles provide coverage up to 60 months (subject to mileage limitations). GAP covers the customer for the term of their finance contract. The EPPs that we sell have been designed to our specifications and are administered by the third parties through private-label arrangements. Periodically, we may receive profit-sharing revenues based upon the performance of the ESP policies administered by third parties. As of February 28, 2025, our third-party ESP providers included Assurant, Inc., CNA National Warranty Corporation and Fidelity Warranty Services, Inc. Our third-party GAP provider as of February 28, 2025 was Safe-Guard Products International LLC.

Reconditioning and Service. An integral part of our used car consumer offer is the reconditioning process, designed to make sure every car meets our internal standards before it can become a CarMax Quality Certified vehicle. This process includes an inspection of the engine and all major systems. Based on this inspection, we determine the reconditioning necessary to bring the vehicle up to our internal quality standards. Many of our stores depend upon nearby, typically larger, CarMax stores for reconditioning, which increases efficiency and reduces overhead. We utilize stand-alone reconditioning centers to balance production capacity across our stores and drive efficiency across our network. We perform most routine mechanical and minor body repairs in-house; however, for some reconditioning services, including, but not limited to, services related to manufacturer's warranties, we engage third parties specializing in those services. CarMax does not have manufacturer authorization to complete recall-related repairs, and some vehicles CarMax sells may have unrepaired safety recalls. However, safety recall information, as reported by the National Highway Traffic Safety Administration, is available on our website, and we review any unrepaired safety recall information with our used vehicle customers before purchase.

All CarMax used car stores provide vehicle repair service, including repairs of vehicles covered by the ESPs we sell. Additionally, we have partnered with third-party auto service and repair providers. Through these partnerships, our customers have access to a nationwide network of trusted, quality and fair-priced service and repair locations.

Customer Credit. We offer financing alternatives for retail customers across a wide range of the credit spectrum through CAF and arrangements with several financial institutions. Vehicles are financed using retail installment contracts secured by the vehicle. As of February 28, 2025, our network of third-party finance providers included Ally Financial, American Credit Acceptance, Capital One Auto Finance, Exeter Finance Corp., Santander Consumer USA and Westlake Financial Services. We have no recourse liability for credit losses on retail installment contracts arranged and held by third-party providers, and we periodically test additional third-party providers.

Generally, credit applications submitted by customers to CarMax are initially reviewed by CAF using our proprietary underwriting standards. Based on that review, CAF makes financing offers designed to create a loan portfolio that meets our targeted risk profile in the aggregate. Applications that CAF declines or approves with conditions are generally evaluated by other third-party finance providers. Third-party providers generally either pay us or are paid a fixed, pre-negotiated fee per contract. We refer to the providers who generally pay us a fee or to whom no fee is paid as Tier 2 providers, and we refer to providers to whom we pay a fee as Tier 3 providers. We are willing to pay a fee to Tier 3 providers because we believe their participation provides us with incremental sales by enabling customers to secure financing that they may not otherwise be able to obtain. All fees either received or paid are pre-negotiated at a fixed amount and do not vary based on the amount financed, the interest rate, the term of the loan or the loan-to-value ratio. CAF also provides financing for a small percentage of customers who would typically be financed by a Tier 2 or Tier 3 provider. CAF is building the capability to scale its participation across all credit tiers, which will help to capture finance economics, drive sales, and complement our valued lending partnerships that are a key foundation of CarMax's best-in-class credit platform.

We do not offer financing to dealers purchasing vehicles at our wholesale auctions. However, we have made arrangements to have third-party financing available to our auction customers.

Suppliers for Used Vehicles

We acquire a significant percentage of our retail used vehicle inventory directly from consumers through our in-store and online appraisal processes, as well as through local, regional and online auctions. We also acquire used vehicle inventory from wholesalers, franchised and independent dealers and fleet owners, such as leasing companies and rental companies. Instant offer, our online consumer-facing appraisal tool, as well as MaxOffer, our digital appraisal product for dealers, have significantly driven the increase in our vehicle purchases. The buy rate for customers who engage with us after first receiving an online instant appraisal offer is typically higher than through our traditional appraisal lane. The used vehicle inventory we acquire directly from consumers through our appraisal process helps provide an inventory of makes and models that reflects consumer preferences in each market.

The supply of late-model used vehicles is influenced by a variety of factors, including the total number of vehicles in operation; the volume of new vehicle sales, which in turn generate used car trade-ins; and the number of used vehicles sold or remarketed through retail channels, wholesale transactions and at automotive auctions. According to industry sources, there were approximately 292 million light vehicles in operation in the U.S. as of December 31, 2024. During calendar year 2024, it is estimated that approximately 16 million new cars and 38 million used cars were sold at retail, many of which were accompanied by trade-ins, and approximately 12 million wholesale vehicles were sold at auctions and through other channels.

We believe that sources of used vehicles will continue to be sufficient to meet our current and future needs based on the large number of vehicles remarketed each year, consumer acceptance of our appraisal process, our experience and success in acquiring vehicles from dealers, auctions and other sources, and the large size of the U.S. auction market relative to our needs.

Seasonality

Historically, our business has been seasonal. Our stores typically experience their strongest traffic and sales in the spring and summer, with an increase in traffic and sales in February and March, coinciding with federal income tax refunds.

Technology

We leverage a combination of cloud-based solutions and proprietary technologies to run our operations. We have a strong software engineering discipline and we have adopted Agile, DevOps, Lean and other leading digital delivery practices. Technology teams are tightly integrated with the rest of the business and are embedded within our cross-functional "Product" teams. Our Product teams use a "test and learn" approach to iterate and deploy new technology-enabled experiences to our associates and customers. We use advanced data science, AI and machine learning capabilities to optimize our business and the customer experience. Our business is supported by digital and mobile technologies that provide enhanced customer experience while enabling highly integrated automation of all operating functions, including receiving, appraisals, cataloging, reconditioning, merchandising, shopping, financing, sale and delivery. We also leverage technology, including data automation, Skye and knowledge management systems, to help us improve efficiency in our Customer Experience Centers ("CECs"). Buyers and sales consultants are equipped with mobile and centralized tools that allow them to access real-time information to better serve our customers. Our proprietary digital technology provides our management with real-time information about many aspects of our omni-channel operations, such as inventory management, pricing, vehicle transfers, wholesale auctions and sales consultant productivity. Real-time access to a complete view of our customer interactions from omni-channel allows our associates to provide a tailored and differentiated experience to our customers. In addition, through our systematic integrations with our third-party finance partners, we are able to provide our finance-based shopping experience. We continue to build our technologies to expand our reach and integrate CarMax into a broader ecosystem of partnerships.

Our proprietary centralized inventory management and pricing system tracks each vehicle throughout the sales process and allows us to buy the mix of makes, models, age, mileage and price points tailored to customer buying preferences. Leveraging our more than thirty years of experience buying and selling millions of used vehicles, our system generates recommended initial retail price points, as well as retail price markdowns for specific vehicles based on algorithms that account for factors including sales history, consumer interest and seasonal patterns. We believe this systematic approach to vehicle pricing allows us to optimize inventory turns, which reduces the depreciation risk inherent in used cars and helps us to achieve our targeted gross profit dollars per unit. Because of the pricing discipline afforded by our inventory management and pricing system, generally 99% of our entire used car inventory offered at retail is sold at retail.

Marketing and Advertising

Our marketing strategies are focused on driving customer growth through building awareness and affinity for the brand and acquiring in-market shoppers and sellers. These strategies are implemented through a broad range of media including, but not limited to, traditional broadcast, digital, search, social, out-of-home, sports sponsorships and influencer and activation programs. Our website and related mobile app received an average of 35 million monthly visits during fiscal 2025 and are a critical part of the customer's journey, allowing them to learn about CarMax, explore our full inventory in real time, initiate vehicle transfers, apply for financing pre-qualification, receive an appraisal offer and even buy a car fully online. Our survey data indicates that during fiscal 2025, approximately 95% of customers who purchased a vehicle from us had first visited us online. In addition, approximately 80% of our customers leveraged some or all of our digital capabilities to complete their transactions in fiscal 2025. We believe consumers in the used car industry will increasingly prefer to have the ability to shop and transact digitally.

In fiscal 2025, we continued building the CarMax brand through new creative campaigns promoting our omni-channel platform as well as brand reassurance messaging, highlighting our money back guarantee and up-front pricing. We extended our Never Settle campaign, encouraging customers to never settle for less than the CarMax experience when buying or selling a car. We have expanded our partnerships with the WNBA and the NWSL, including our front-of-kit sponsorship of the NWSL's Gotham FC and our founding partnership of the WNBA's new Golden State Valkyries. Additionally, in our hometown of Richmond, Virginia, we announced a naming rights agreement for the new ballpark and home of the Richmond Flying Squirrels, a AA minor league baseball team, set to open in the 2026 season.

Human Capital Resources

CarMax's purpose, to drive integrity by being honest and transparent in every interaction, is brought to life each day by our associates' commitment to living our core values. We recognize that our associates are the key to our success, and we are proud to provide an award-winning workplace where we value the contribution of all associates and foster a culture where associates can achieve their career goals. Our associates are further guided by the policies and procedures we have in place to ensure everyone is treated with respect and has opportunities to reach their full potential.

On February 28, 2025, we had a total of 30,048 full- and part-time associates, of which 1,011 work in our CAF segment and 492 work for our Edmunds business. We had 24,883 hourly and salaried associates, as well as 3,537 in-store sales associates, 1,510 sales associates in our CECs and 118 Edmunds sales associates. Our in-store and Edmunds sales associates predominantly work on a commission basis while our CEC sales associates are hourly employees who are incentive eligible. We employ additional associates during peak selling seasons. No associate is subject to a collective bargaining agreement. We annually review our pay in each geographic market to ensure we are providing a fair and competitive wage. As of February 28, 2025, all our associates were paid above the applicable minimum wage. We offer a broad range of benefits to our associates, including health benefits for full-time associates.

Throughout the implementation of our omni-channel car buying experience, the shape of our workforce evolved to include more technology, product and data science associates. As of February 28, 2025, we had 1,481 technology, product and data science associates. In response, we created a rotational program for college technology hires and implemented a technology and data science reskilling program. All roles working on our innovation efforts are eligible for equity or equity-based grants through our standard compensation plan, which serve as a meaningful engagement and retention tool. We believe this evolution in our workforce has been and will continue to be critical to the development of our technology platforms and strategic initiatives.

Our commitment to our associates is reflected in our fair and broad-based compensation packages and benefit programs, our continuous investment in talent acquisition, engagement, and development activities, and our comprehensive safety and security program. We review pay equity annually based on objective factors such as position, tenure, and location. If we find discrepancies that cannot be explained by these objective factors, we make appropriate adjustments. Our commitment is to provide equal pay for comparable work.

We have been recognized for 21 consecutive years as one of Fortune magazine's 100 Best Companies to Work For®. This award reflects our ability to provide associates with the tools and environment they need to succeed and grow in their careers. We have an Associate Experience Team and a cross-functional Associate Experience Advisory Group dedicated to ensuring an inclusive and engaging workplace. We also continued to measure engagement via biannual associate voice surveys, and across the company, teams created focused plans to continually improve engagement based on survey results. Our goal is to achieve world-class associate engagement and responding to associate feedback enables us to focus on the issues that matter to our associates.

CarMax's culture of inclusion is built on a foundation of integrity and respect. We value the wide range of experiences and perspectives our associates bring to locations across the country. Our commitment to inclusion is based on a company vision to ensure everyone, everywhere has the opportunity to reach their full potential.

This commitment extends to every facet of our business interactions, from associates within CarMax to job applicants, customers, vendors, shareholders, and business partners, to ensure everyone is treated fairly and impartially.

Intellectual Property

Our brand image is a critical element of our business strategy. We rely on trademarks, domain names and copyrights to protect core aspects of CarMax's look and feel. Innovation and technology also play an increasingly vital role in all aspects of the business. We actively pursue appropriate intellectual property protection for our state-of-the-art work by filing patent applications in areas ranging from vehicle reconditioning and digital merchandising to image capture, online shopping innovations and search engine optimization.

Laws and Regulations

Vehicle Dealer and Other Laws and Regulations. We operate in a highly regulated industry. In every state in which we operate, we must obtain licenses and permits to conduct business, including dealer, service, sales, transportation and finance licenses issued by state and local regulatory authorities. A wide range of federal, state and local laws and regulations govern the manner in which we conduct business, including logistics, advertising, sales, financing and employment practices. These laws include consumer protection laws and privacy laws, as well as other laws and regulations applicable to motor vehicle dealers. These laws also include federal and state wage-hour, anti-discrimination and other employment practices laws. Our financing activities with customers are subject to federal truth-in-lending, consumer leasing, equal credit opportunity and fair credit reporting laws and regulations, as well as state and local motor vehicle finance, collection, repossession and installment finance laws. Our activities are subject to oversight by the Federal Trade Commission and other federal and state regulators, and our financing activities are also subject to the supervisory authority of the Consumer Financial Protection Bureau.

Claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities and could expose us to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

Environmental Laws and Regulations. We are subject to a variety of federal, state and local laws and regulations that pertain to the environment. Our business involves the use, handling and disposal of hazardous materials and wastes, including motor oil, gasoline, solvents, lubricants, paints and other substances. We are subject to compliance with regulations concerning, among other things, the operation of underground and above-ground gasoline storage tanks, gasoline dispensing equipment, above-ground oil tanks and automotive paint booths.

AVAILABILITY OF REPORTS AND OTHER INFORMATION

The following items are available free of charge on our website through the "Financials" link on our investor relations home page at investors.carmax.com, shortly after we file them with, or furnish them to, the U.S. Securities and Exchange Commission (the "SEC"): annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Schedule 14A, and any amendments to those reports. The following documents are also available free of charge on our website: Corporate Governance Guidelines, Code of Business Conduct, Responsibility Reports and the charters of the Audit, Nominating and Governance, Compensation and Personnel, and Technology and Innovation Committees. We publish any changes to these documents on our website. We also promptly disclose reportable waivers of the Code of Business Conduct, if any, on our website. The contents of our website are not, however, part of this report.

Printed copies of these documents are also available to any shareholder, without charge, upon written request to our corporate secretary at the address set forth on the cover page of this report.

Item 1A. Risk Factors.

We are subject to a variety of risks, the most significant of which are described below. Our business, sales, results of operations and financial condition could be materially adversely affected by any of these risks.

BUSINESS RISKS

We operate in a highly competitive industry. Failure to develop and execute strategies to remain the nation's largest retailer of used vehicles and to adapt to the increasing use of digital and online tools to market, buy, sell and finance used vehicles could adversely affect our business, sales and results of operations.

Automotive retailing is a highly competitive and highly fragmented business. Our competition includes publicly and privately owned new and used car dealers and online and mobile sales platforms, as well as millions of private individuals. Competitors buy and sell the same or similar makes of vehicles that we offer in the same or similar markets at competitive prices. New car dealers leverage their franchise relationships with automotive manufacturers to brand certain used cars as "certified pre-owned," which could provide those competitors with an advantage over CarMax.

Retail Competition. Some of our competitors have replicated or attempted to replicate portions of the consumer offer that we pioneered when we opened our first used car store in 1993, including our use of competitive, no-haggle prices and our commitment to buy a customer's vehicle even if they do not purchase one from us.

Competitors using online focused business models, both for direct sales and consumer-to-consumer facilitation, could materially impact our business model. Increased online used vehicle offerings and the growing consumer trend of buying vehicles online adds new competition in a segment that is growing and could result in lower-than-expected retail margins, and could have a material adverse effect on our business, sales and results of operations. Further, existing e-commerce businesses have and could continue to enter the online new and used vehicle markets, including companies with significantly more resources than CarMax that might be able to provide customers access to a greater inventory of vehicles while delivering a superior online experience. If we fail to respond effectively to our existing and potential retail competitors, it could have a material adverse effect on our business, sales and results of operations.

Online Facilitation. In addition, our competitive standing is affected by companies, including search engines and online car marketplaces, that are not direct competitors but that may direct online traffic to the websites of competing automotive retailers. The increasing activities of these companies could make it more difficult for carmax.com to attract traffic. These companies could also make it more difficult for CarMax to otherwise market its vehicles online.

The increasing use of digital and online tools to facilitate consumers' sales or trade-ins of their current vehicles could have a material adverse effect on our ability to source vehicles through our appraisal process, which in turn could have a material adverse effect on our vehicle acquisition costs and results of operations. For example, online appraisal tools are available to consumers that generate offers and facilitate purchases by dealers other than CarMax.

In addition, there are companies that sell software and data solutions to new and used car dealers to enable those dealers to, among other things, more efficiently source and price inventory. The increasing use of such products by dealers who compete with CarMax could reduce the relative competitive advantage of CarMax's internally developed proprietary systems.

If we fail to respond effectively to competitive pressures or to changes in the used vehicle marketplace, it could have a material adverse effect on our business, sales and results of operations.

CAF Competition. Our CAF segment is subject to competition from various financial institutions, including banks and credit unions, which provide vehicle financing to consumers. If we were unable to continue providing competitive finance offers to our customers through CAF, it could result in a greater percentage of sales financed through our third-party finance providers, which are generally less profitable to CarMax, or through other outside financing sources. Moreover, if CAF competitors are able to attract potential customers before they visit CarMax, whether through competitive finance offers or ease of customer experience, they may be directed to retail options other than CarMax. Accordingly, if CAF was unable to continue making competitive finance offers to our customers, or our finance competitors are able to successfully attract and redirect a disproportionate number of our potential customers, it could have a material adverse effect on our business, sales and results of operations.

Evolving Marketplace. The marketplace for used vehicles may be impacted by the significant, and likely accelerating, changes to the broader automotive industry. Increasing demand for EVs is driving the need to adapt our business to source, recondition and service EVs. Technological changes, including the development of autonomous vehicles, new products and services, new business models, including subscription models, and new methods of travel could reduce automotive retail demand or disrupt our current business model. If we fail to respond effectively to the evolving marketplace, it could have a material adverse effect on our business, sales and results of operations.

The automotive retail industry in general and our business in particular are sensitive to economic conditions. These conditions could adversely affect our business, sales, results of operations and financial condition.

We are subject to national and regional U.S. economic conditions. These conditions include, but are not limited to, recession, inflation, interest rates, unemployment levels, the state of the housing market, gasoline prices, consumer credit availability, consumer credit delinquency and loss rates, tariffs or the imposition of new tariffs, trade wars, barriers or restrictions, or threats of such actions, personal discretionary spending levels, and consumer sentiment about the economy in general. These conditions and the economy in general have been, and in the future may be, affected by significant national or international events such as a global health crisis or current geopolitical conditions. When these economic conditions worsen or stagnate, it can have a material adverse effect on consumer demand for vehicles generally, demand from particular consumer categories or demand for particular vehicle types. It can also negatively impact availability of credit to finance vehicle purchases for all or certain categories of consumers. This could result in challenges to vehicle affordability, lower sales, decreased margins on units sold, and decreased profits for our CAF segment. For example, tariffs impacting the availability and price of automotive parts, vehicles, or steel used in constructing new locations could also adversely impact our business. Economic conditions can also have a material adverse effect on the supply of late-model used vehicles, as automotive manufacturers produce fewer new vehicles and consumers retain their current vehicles for longer periods of time. This could result in increased costs to acquire used vehicle inventory and decreased margins on units sold.

Any significant change or deterioration in economic conditions could have a material adverse effect on our business, sales, results of operations and financial condition.

Our business is dependent upon capital to operate, fund growth and support the activities of our CAF segment. Changes in capital and credit markets could adversely affect our business, sales, results of operations and financial condition.

Changes in the availability or cost of capital and working capital financing, including the long-term financing to support the expansion of our store base and sales growth in existing stores, could adversely affect sales, operating strategies and store growth. Although internally generated cash flows have generally been sufficient to maintain our operations and fund our growth, there can be no assurance that we will continue to generate sufficient cash for these purposes. Failure to do so—or our decision to put our cash to other uses—would make us more dependent on external sources of financing to fund our growth.

Changes in the availability or cost of the long-term financing to support the origination of auto loans receivable through CAF could adversely affect sales and results of operations. We use a securitization program to fund the majority of the auto loans receivable originated by CAF. Changes in the condition of the asset-backed securitization market could lead us to incur higher costs to access funds in this market or require us to seek alternative means to finance CAF's loan originations. If this market ceased to exist and there were no immediate alternative funding sources available, we might be forced to curtail our lending practices for some period of time. The impact of reducing or curtailing CAF's loan originations could have a material adverse effect on our business, sales and results of operations.

Our revolving credit facility, term loan, senior unsecured notes and certain securitization and sale-leaseback agreements contain covenants and event-of-default or other performance triggers. Any failure to comply with these covenants or performance triggers could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in the capital and credit markets could adversely affect our ability to draw on our revolving credit facility or access our deposits generally. If our ability to secure funds from the facility or our deposits were significantly impaired, our access to working capital would be impacted, our ability to maintain appropriate inventory levels could be affected and these conditions—especially if coupled with a failure to generate significant cash flows—could have a material adverse effect on our business, sales, results of operations and financial condition.

CarMax was founded on the fundamental principle of integrity. Failure to maintain a reputation of integrity and to otherwise maintain and enhance our brand could adversely affect our business, sales and results of operations.

Our reputation as a company that is founded on the fundamental principle of integrity is critical to our success. Our reputation as a retailer offering competitive, no-haggle prices, a broad selection of CarMax Quality Certified used vehicles, superior customer service and a seamless omni-channel experience is also critical to our success. If we fail to maintain the high standards on which our reputation is built, or if an event occurs that damages this reputation, it could adversely affect consumer demand and have a material adverse effect on our business, sales and results of operations. Such an event could include an isolated incident at a single store, particularly if such incident results in adverse publicity, governmental investigations, or litigation and could involve, among other things, our sales process, our provision of financing, our reconditioning process, our treatment of customers or associates, our use of AI, cultural brand positioning, or real or perceived vehicle quality and related injury. Even the perception of a decrease in the quality of our brand could impact results.

The use of social media has increased the speed with which information and opinions can be shared and the speed with which reputation can be affected. We monitor social media and attempt to address customer concerns, provide accurate information and protect our reputation, but there can be no guarantee that our efforts will succeed. If we fail to correct or mitigate misinformation or negative information, including information spread through social media or traditional media channels, about the vehicles we offer, our customer experience, or any aspect of our brand, it could have a material adverse effect on our business, sales and results of operations.

Our business is sensitive to changes in the prices of new and used vehicles.

Any significant changes in retail prices for new and used vehicles could have a material adverse effect on our sales and results of operations. For example, when retail prices for used vehicles rise relative to retail prices for new vehicles, it can make buying a new vehicle more attractive to our customers than buying a used vehicle, which can have a material adverse effect on sales and results of operations and can result in decreased used margins. Manufacturer incentives could contribute to narrowing this price gap. In addition, any significant changes in retail or wholesale prices for used vehicles could have a material adverse effect on our results of operations by reducing margins.

Our business is dependent upon access to vehicle inventory and the parts used to recondition such inventory. A failure to expeditiously liquidate that inventory—or obstacles to acquiring inventory, including parts—whether because of supply, competition, or other factors could have a material adverse effect on our business, sales and results of operations.

Used vehicle inventory is subject to depreciation risk. CarMax has experienced, and could experience in the future, steep market depreciation of its vehicle inventory due to changes in economic conditions, which could result in reduced retail and wholesale margins. The inability to liquidate excess inventory at prices that allow us to meet margin targets or to recover our costs could have a material adverse effect on our results of operations.

A reduction in the availability of, or access to, sources of inventory, including parts used to recondition inventory, could have a material adverse effect on our business, sales and results of operations.

We source a significant percentage of our vehicles through our appraisal process, which includes our online instant appraisal offers, and these vehicles are generally more profitable for CarMax. Accordingly, if we fail to adjust appraisal offers to stay in line with broader market trade-in offer trends, or fail to recognize those trends, it could adversely affect our ability to acquire inventory. Acquiring inventory from third-party auctions or from other dealers through our MaxOffer channel is generally less profitable than acquiring it from our in-store and online appraisal products. Our ability to source vehicles through our appraisal process could also be affected by competition, both from new and used car dealers directly and through third parties driving appraisal traffic to those dealers. See the risk factor above titled "*We operate in a highly competitive industry*" for discussion of this risk. Our ability to source vehicles from third-party auctions could be affected by an increase in the number of closed auctions that are open only to new car dealers who have franchise relationships with automotive manufacturers.

Our failure to realize the benefits associated with our omni-channel platform or initiatives designed to leverage evolving technologies, including AI, could have a material adverse effect on our business, sales and results of operations.

We have made a considerable investment in our omni-channel platform, as well as investments in initiatives designed to leverage evolving technologies, including AI. A failure to capture the benefits that we expect from the platform or these initiatives and our continued investments in enhancements to the platform or in these initiatives could have a material adverse effect on our business, sales and results of operations. We must anticipate and meet our customers' expectations in an evolving retail marketplace. Our business, sales and results of operations may be negatively affected if we fail to provide a high quality and consistent customer experience, regardless of sales channel, if our omni-channel platform or other initiatives do not meet customer expectations, or if we are unable to attract, retain and manage the personnel at various levels who have the necessary skills and experience we need to implement our initiatives.

Our failure to manage our growth and the related challenges could have a material adverse effect on our business, sales and results of operations.

Our growth is dependent on the success of our omni-channel platform, opening stores in new and existing markets, continued sales growth and the build-out of our offsite production and auction facilities. These enhancements and expansions place significant demands on our management team, our associates and our information systems. If we fail to effectively or efficiently manage our growth, it could have a material adverse effect on our business, sales and results of operations. Sales growth requires that we continue to effectively execute our business strategies and implement new and ongoing initiatives to elevate the experience of our customers. See the risk factor above titled "*Our failure to realize the benefits associated with our omni-channel platform could have a material adverse effect on our business, sales and results of operations*" for more discussion of this risk. The expansion of our store base, addition of offsite production and auction facilities and implementation of new initiatives also requires us to recruit and retain the associates necessary to support that expansion. See the risk factor below titled "*Our success depends upon the continued contributions of our associates*" for discussion of this risk. The expansion of our business also requires real estate. Our inability to acquire or lease suitable real estate at favorable terms could limit our expansion and could have a material adverse effect on our business and results of operations.

Our success depends upon the continued contributions of our associates.

Our associates are the driving force behind our success. We believe that one of the key factors that distinguishes CarMax is a culture centered on valuing our associates. We provide flexible, hybrid and remote work arrangements for certain associates, which may impact associate engagement, integration of new associates and overall company culture. A failure to maintain our culture could have a material adverse effect on our business, sales and results of operations.

In addition, managing our response to a changing economic environment, evolving technologies and our strategic initiatives require management, employees and contractors to adapt and learn new skills and capabilities. A failure to maintain an adaptable and responsive culture or to continue developing and retaining the associates that drive our success could have a material adverse effect on our business, sales and results of operations.

We have experienced, and could experience in the future, a shortage of associates for retail and operational positions, which could have an impact on our ability to conduct our business and maintain qualified talent in key areas. Further, there has been a general increase in domestic workers organizing to form or join a union. If we are unable to maintain positive associate relations, or if, despite our efforts, we become subject to successful unionization efforts, it could increase costs, limit our ability to respond to competitive threats and have a material adverse effect on our business, sales and results of operations.

Our ongoing success also depends upon the continued contributions of our store, CEC, region and corporate management teams. Consequently, the loss of the services of any of these associates could have a material adverse effect on our business, sales and results of operations. In addition, an inability to build our management bench strength to support store growth could have a material adverse effect on our business, sales and results of operations.

We may experience greater credit losses in CAF's portfolio of auto loans receivable than anticipated.

We are exposed to the risk that our customers who finance their purchases through CAF will be unable or unwilling to repay their loans according to their terms and that the vehicle collateral securing the payment of their loans may not be sufficient to ensure full repayment. Credit losses are inherent in CAF's business and could have a material adverse effect on our results of operations.

We make various assumptions and judgments about CAF's portfolio of auto loans receivable and provide an allowance for loan losses based on a number of factors. Although management will establish an allowance for loan losses it believes is appropriate, this allowance may not be adequate. For example, when economic conditions deteriorate unexpectedly, additional loan losses not incorporated in the existing allowance for loan losses may occur. Losses in excess of the existing allowance for loan losses could have a material adverse effect on our business, results of operations and financial condition.

Our failure to realize the benefits associated with our strategic investments, including actual or potential acquisitions, could have a material adverse effect on our business, sales and results of operations and we may incur impairment losses on our strategic investments in equity securities.

From time to time, CarMax makes strategic investments, including acquisitions, and we currently hold non-controlling equity investments in several companies. We may encounter difficulties in managing our strategic investments and in assimilating new capabilities or acquisitions to meet the future needs of our business. Furthermore, we may not realize all the anticipated benefits of these investments, or the realized benefits may be significantly delayed. While our evaluation of any potential transaction includes business, legal, and financial due diligence with the goal of identifying and evaluating the material risks involved, our due diligence reviews may not identify all of the issues necessary to accurately estimate the cost and potential benefits and risks of a particular investment.

Additionally, under U.S. generally accepted accounting principles ("GAAP"), if any investment's fair value declines below its carrying value, we will need to record an impairment loss in the applicable fiscal period. As a result, we may incur expenses related to the impairment of existing or future equity investments. Any such impairment charge could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party finance providers to finance a significant portion of our customers' vehicle purchases. Accordingly, our sales and results of operations are partially dependent on the actions of these third parties.

We provide financing to qualified retail customers through CAF and several third-party finance providers. We also have arrangements with third parties who provide financing to some of our auction customers. If one or more of these third-party providers cease to provide financing to our customers, provide financing to fewer customers or no longer provide financing on competitive terms, it could have a material adverse effect on our business, sales and results of operations. Additionally, if we were unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, it could also have a material adverse effect on our business, sales and results of operations.

We rely on third-party providers to supply EPP products to our customers. Accordingly, our sales and results of operations are partially dependent on the actions of these third-parties.

We receive revenue for selling EPP products on behalf of unrelated third-parties, who are the primary obligors. If one or more of these third-party providers cease to provide EPP products, make changes to their products or no longer provide their products on competitive terms, it could have a material adverse effect on our business, sales and results of operations. Additionally, if we were unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, it could also have a material adverse effect on our business, sales and results of operations.

We rely on third-party vendors for key components of our business.

Many components of our business, including data management, key operational processes and critical customer systems, are provided by third parties. We carefully select our third-party vendors, but we do not control their actions. If our vendors fail to perform as we expect or conduct operations that are inconsistent with our values, our operations and reputation could suffer if the failure harms the vendors' ability to serve us and our customers. One or more of these third-party vendors may experience financial distress, technology challenges, cybersecurity incidents, staffing shortages, liquidity challenges, file for bankruptcy protection, go out of business, suffer disruptions in their business or experience significant increases in the cost of their goods or services sold due to factors beyond their control, including tariffs. The use of third-party vendors represents an inherent risk to our company that could have a material adverse effect on our business, sales and results of operations.

Our business is sensitive to conditions affecting automotive manufacturers.

Adverse conditions, such as the 2023 United Auto Workers strike and tariffs impacting the availability and price of vehicles and automotive parts, affecting one or more automotive manufacturers could have a material adverse effect on our sales and results of operations and could impact the supply of vehicles, including the supply of late-model used vehicles. In addition, manufacturer recalls are a common occurrence. Because we do not have manufacturer authorization to complete recall-related repairs, some vehicles we sell may have unrepaired safety recalls. Such recalls, and our lack of authorization to make recall-related repairs, could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, sales and results of operations.

Our results of operations and financial condition are subject to management's accounting judgments and estimates, as well as changes in accounting policies.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of CarMax's assets, liabilities, revenues, expenses and earnings. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. We have identified several accounting policies as being "critical" to the fair presentation of our financial condition and results of operations because they involve major aspects of our business and require us to make judgments about matters that are inherently uncertain. These policies are described in Item

7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the notes to consolidated financial statements included in Item 8. Consolidated Financial Statements and Supplementary Data.

The implementation of new accounting requirements or other changes to GAAP could have a material adverse effect on our reported results of operations and financial condition.

We may not be able to adequately protect our intellectual property, which could adversely affect our business, sales, results of operations and financial condition.

Protecting our intellectual property (including patents, trademarks, copyrights, confidential information and trade secrets) is integral to our business. The failure to protect our intellectual property, including from unauthorized uses, can erode consumer trust and our brand value and have a material adverse effect on our business.

Our business is sensitive to weather events.

The occurrence of severe weather events, such as rain, flooding, hail, snow, wind, storms, hurricanes, extended periods of unusually cold weather or natural disasters, including wildfires, could cause store closures or affect the timing of consumer demand, either of which could adversely affect consumer traffic and could have a material adverse effect on our sales and results of operations in a given period. Further, as the Earth's climate changes, extreme weather events have become more frequent or more intense, which could have a material adverse effect on our sales and results of operations.

We have communicated certain environmental goals that are subject to related disclosure requirements. Failure to meet environmental goals or satisfy disclosure requirements could adversely affect our business, sales, results of operations and financial condition.

We have communicated certain environmental goals in our public disclosures which may be difficult to achieve. The accuracy, adequacy or completeness of the disclosures may subject us to scrutiny. Further, statements about our environmental goals, and progress toward those goals, may be based on standards for measuring progress that are still developing, and such statements may be subject to evolving, forthcoming and altogether new disclosure requirements. If we are unable to achieve progress with respect to our environmental goals, accomplish our environmental goals or satisfy evolving shareholder expectations or regulatory or industry standards, we could suffer reputational harm. Our environmental data, processes, and disclosure may be incomplete or inaccurate, which may result in civil penalties and have a material adverse effect on our business, sales and results of operations.

We are subject to local conditions in the geographic areas in which we are concentrated.

Our performance is subject to local economic, competitive and other conditions prevailing in geographic areas where we operate. Since a large portion of our sales is generated in the Southeastern U.S., California, Texas and Washington, D.C./ Baltimore, our results of operations depend substantially on general economic conditions and consumer spending habits in these markets. In the event that any of these geographic areas experience a downturn in economic conditions, weather events or other region-specific incidents, it could have a material adverse effect on our business, sales and results of operations.

TECHNOLOGY AND DATA PRIVACY RISKS

We collect sensitive confidential information from our customers. A breach of this confidentiality, whether due to a cybersecurity or other incident, could result in harm to our customers and damage to our brand.

We collect, process and retain sensitive and confidential customer information in the normal course of business and may share that information with our third-party service providers. This information includes the information customers provide when purchasing or selling a vehicle and applying for vehicle financing. We also collect, process and retain sensitive and confidential associate information in the normal course of business and may share that information with our third-party service providers. Although we have taken measures designed to safeguard such information and have received assurances from our third-party providers, our facilities and systems, and those of third-party providers, could be vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events.

The security measures we have implemented to protect against cybersecurity incidents may not always prevent or mitigate the impact of a cybersecurity incident and there can be no assurance that future efforts to prevent or mitigate a cybersecurity incident will be effective either. Numerous national retailers have disclosed security breaches involving sophisticated cyberattacks, including ransomware, that were not recognized or detected until after such retailers had been affected, notwithstanding the preventive measures such retailers had in place. Further, the rapid evolution and increased adoption of AI and other evolving technologies may increase our level of cybersecurity risk. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer or associate information, whether experienced by us or by our third-party service providers, and whether due to an external cybersecurity incident, a programming error, or other cause, could damage our reputation, expose us to mitigation costs and the risks of private litigation and government enforcement, disrupt our business and otherwise have a material adverse effect on our business, sales and results of operations. In addition, our failure to respond quickly and appropriately to such a security breach could exacerbate the consequences of the breach.

We are subject to numerous and rapidly changing federal, state, and local laws and regulations regarding privacy, cybersecurity, and the collection, use, and disclosure of sensitive confidential information. If we fail to comply with these laws and regulations or future applicable laws and regulations, we could suffer reputational harm and disruption to our business, and be subject to significant litigation, monetary damages, regulatory enforcement actions, or fines. See the risk factor below titled *"We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws and regulations. Changes in these laws and regulations, or our failure to comply, could have a material adverse effect on our business, sales, results of operations and financial condition"* for the risks associated with failure to comply with these laws and regulations.

We rely on sophisticated information systems to run our business. The failure of these systems, or the inability to enhance our capabilities, could have a material adverse effect on our business, sales and results of operations.

Our business is dependent upon the integrity and efficient operation of our information systems. We rely on our information systems to manage sales, inventory, our customer-facing websites and applications (carmax.com, carmaxautofinance.com, the CarMax mobile app, and carmaxauctions.com), consumer financing, customer information and other data. The failure of these systems to perform as designed, the failure to maintain or invest in and update these systems as necessary, or the inability to enhance our data management and information technology capabilities, could disrupt our business operations and have a material adverse effect on our sales and results of operations.

Despite our ongoing efforts to maintain and enhance the integrity and security of these systems, we have been and could be subjected to attacks by hackers, including denial-of-service attacks directed at our websites or other system breaches or malfunctions due to associate error or misconduct or other disruptions. Such incidents could disrupt our business and have a material adverse effect on sales and results of operations. See the risk factor above titled "*We collect sensitive confidential information from our customers*" for the risks associated with a breach of confidential customer or associate information.

REGULATORY AND LITIGATION RISKS

We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws and regulations. Changes in these laws and regulations, or our failure to comply, could have a material adverse effect on our business, sales, results of operations and financial condition.

We are subject to a wide range of federal, state and local laws and regulations, as well as changes in these laws and regulations and the manner in which they are interpreted or applied. Our sale of used vehicles and related products is subject to state and local licensing requirements, federal and state laws regulating marketing and advertising, and state laws regulating sales and services. Our provision of vehicle financing is subject to federal and state laws regulating the provision of consumer finance. Our facilities and business operations are subject to laws and regulations relating to environmental protection and health and safety. In addition to these laws and regulations that apply specifically to our business, we are also subject to laws and regulations affecting public companies and large employers generally, including privacy laws and federal employment practices, securities and tax laws, and sustainability and responses to climate change. For additional discussion of these laws and regulations, see the section of this Form 10-K titled "*Business – Laws and Regulations.*"

The violation of any of these laws or regulations could result in administrative, civil or criminal penalties or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, sales and results of operations. We have incurred and will continue to incur capital and operating expenses and other costs to comply with these laws and regulations.

We are subject to evolving regulations, disclosure requirements, standards and expectations relating to environmental, social and governance matters. Failure to satisfy these regulations, requirements, standards and expectations could adversely affect our business, sales, results of operations and financial condition.

We are subject to regulations and disclosure requirements relating to environmental, social and governance ("ESG") matters, including climate-related disclosure regulations. These ESG-related laws and regulations, as well as shareholder standards and expectations, continue to evolve, creating uncertainty for public companies. Our shareholders, customers and other stakeholders may hold differing views on ESG-related matters, including differing views on our response to concerns regarding ESG-related matters, which may result in pressure from various stakeholders, negative media attention, damage to our reputation, and a diversion of management's attention and resources. These circumstances could have material adverse effects on our business. We have incurred and will continue to incur operating expenses and other costs to comply with the evolving set of laws and regulations and to respond to shareholder standards and expectations for ESG-related matters. The violation of laws or regulations for ESG-related matters (or the disclosures themselves) could result in civil penalties, significant expenses, or damage to our reputation, which could have a material adverse effect on our business, sales and results of operations.

We are subject to various legal proceedings. If the outcomes of these proceedings are adverse to CarMax, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to various litigation matters from time to time, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of the law could be asserted against us by individuals, either individually or through class claims, or by governmental entities in civil or criminal investigations and proceedings. These claims could be asserted under a variety of laws including, but not limited to, consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws, employee benefit laws, tax laws and environmental laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties including, but not limited to, suspension or revocation of licenses to conduct business.

GENERAL RISKS

The market price of our common stock may be volatile and could expose us to securities class action litigation.

The price of our common stock may be subject to wide fluctuations based upon our operating results, general economic and market conditions, general trends and prospects for our industry, announcements by our competitors, our ability to achieve any long-term targets or performance metrics and other factors. In addition, the market price of our common stock may also be affected by whether we meet analysts' expectations. Failure to meet such expectations could have a material adverse effect on the price of our common stock. Following periods of volatility in the market price of a company's securities, securities class action litigation is more likely. If litigation were instituted against us, it could result in substantial costs and a diversion of our attention and resources, which could have a material adverse effect on our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

CarMax's cybersecurity program is designed to help ensure the proper assessment, identification, and management of the company's risks from cybersecurity threats and is integrated into our overall risk management system. The company's cybersecurity program is staffed by well-trained and experienced cybersecurity professionals and includes technology controls, proactive identification of data security vulnerabilities, and quarterly, or as needed, reporting by management to the Technology and Innovation Committee of the Board of Directors (the "Board").

CarMax's cybersecurity team manages the company's Incident Response Plan, which establishes a comprehensive system and process for tracking and logging cybersecurity occurrences, reviewing the occurrences to determine whether remediation or escalation is appropriate and escalating certain occurrences to the company's Chief Information Security Officer (the "CISO") for further review and assessment. CarMax has an established review and escalation process for assessing cybersecurity occurrences and, if necessary, escalating cybersecurity incidents to members of our senior management team.

We monitor industry trends to prioritize and mitigate cybersecurity risk for our customers, associates and business, and to remain apprised of industry developments and emerging threats. CarMax engages in testing to improve our cybersecurity approach internally and with third-party vendors and conducts exercises based on current threat intelligence. Additionally, all CarMax associates are required to complete the company's cybersecurity training program on an annual basis.

The company engages a third-party with extensive experience in cybersecurity to periodically perform a maturity analysis of CarMax's cybersecurity program as compared to peer companies. We conduct annual tabletop exercises, guided by a third-party cybersecurity firm, with key members of our cybersecurity and legal teams to assess the company's readiness and capabilities to respond to a cyber-attack. At least annually, we also conduct third-party penetration tests to enhance the security of our digital systems, and we employ network scanning to help us identify any newly developed vulnerabilities or threats. Our third-party intake process incorporates cybersecurity risk into the assessment of our third-party vendors when we engage a new vendor or experience a change in relationship with an existing vendor. Further, CarMax's cybersecurity team conducts periodic reviews of the company's third-party vendors depending on the vendor's risk profile as determined by the company's cybersecurity team.

The company's cybersecurity program is led and overseen by our Chief Information and Technology Officer (the "CITO") and our CISO. The CITO joined CarMax in 2012, reports to our Chief Executive Officer and has served in various technology leadership roles in startup organizations and Fortune 500 companies across the retail, travel, hospitality, finance, and technology industries for over 20 years. The company's CISO reports to the CITO, joined CarMax in 2015 and has served in various roles in information technology and cybersecurity for over 30 years, including prior service as the vice president of information security, risk and compliance for a Fortune 500 company. Our CISO has various industry certifications, including the Certified in Risk and Information Systems Control (CRISC), the Certified in the Governance of Enterprise IT (CGEIT) and the Certified Information Systems Auditor (CISA) certifications.

The Board's Technology and Innovation Committee assists in the Board's oversight of the company's cybersecurity risk. The Committee monitors and oversees the company's exposure to cybersecurity occurrences as well as the company's approach to managing cybersecurity risk, including how to reasonably control and monitor cybersecurity risks and effectively assign management oversight and responsibility. CarMax's management team, including the CITO and the CISO, provide quarterly updates to the Committee regarding the cybersecurity landscape and the company's security posture in the context of external cybersecurity occurrences as well as updates on the latest issues related to cybersecurity risk as needed.

The company has not experienced any material cybersecurity incidents or incurred any material expenses resulting from a cybersecurity breach; however, we cannot provide assurance that our business strategy, results of operations and financial condition will not be materially affected in the future by such risks or any future material incidents. For a discussion of whether and how any risks from cybersecurity threats are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, refer to the risk factors captioned "*We rely on third-party vendors for key components of our business*" and "*We collect sensitive confidential information from our customers. A breach of this confidentiality, whether due to a cybersecurity or other incident, could result in harm to our customers and damage to our brand*" set forth under the heading "Risk Factors" included in Part I, Item 1A of this Form 10-K.

Item 2. Properties.

We conduct our retail vehicle operations primarily in two formats – production and non-production stores. Production stores are those locations at which vehicle reconditioning is performed. Production stores have more service bays and require additional space for reconditioning activities and, therefore, are generally larger than non-production stores. In determining whether to construct a production or a non-production store on a given site, we take several factors into account, including the anticipated long-term regional reconditioning needs and the available acreage of the sites in that market. As a result, some stores that are constructed to accommodate reconditioning activities may initially be operated as non-production stores until we expand our presence in that market. We also have production and non-production stores that operate in Metropolitan Statistical Areas ("MSAs") of less than 600,000 people, which we define as small markets. Some of these stores also have a smaller footprint compared with our stores in larger markets.

USED CAR STORES BY FORMAT AS OF FEBRUARY 28, 2025

	Production Stores	Non-production Stores
Store count	111	139
Store location size	generally 10 - 25 acres	generally 4 - 12 acres
Stores located in small MSAs	13	46

USED CAR STORES BY STATE AS OF FEBRUARY 28, 2025

State	Count	State	Count
Alabama	5	Missouri	4
Arizona	5	Nebraska	1
California	33	Nevada	4
Colorado	6	New Hampshire	1
Connecticut	3	New Jersey	6
Delaware	1	New Mexico	2
Florida	24	New York	5
Georgia	12	North Carolina	13
Idaho	1	Ohio	6
Illinois	11	Oklahoma	3
Indiana	4	Oregon	3
Iowa	1	Pennsylvania	5
Kansas	2	Rhode Island	1
Kentucky	2	South Carolina	4
Louisiana	5	Tennessee	10
Maine	1	Texas	27
Maryland	7	Utah	1
Massachusetts	4	Virginia	12
Michigan	1	Washington	5
Minnesota	2	Wisconsin	4
Mississippi	3	Total	250

Of the 250 used car stores open as of February 28, 2025, 167 were located on owned sites and 83 were located on leased sites. The leases are classified as follows:

Land-only leases	27
Land and building leases	56
Total leased sites	83

In addition to our stores, we operate two stand-alone reconditioning facilities and one stand-alone auction facility. These locations are used to balance capacity at our stores and drive efficiencies across our network.

As of February 28, 2025, we leased our CAF office building in Atlanta, Georgia, as well as office buildings for our customer experience centers in Atlanta, Georgia; Kansas City, Missouri; and Phoenix, Arizona. We also lease other ancillary properties to support our corporate and store operations. We own our home office building in Richmond, Virginia and land associated with planned future locations.

Item 3. Legal Proceedings.

Information in response to this Item is included in Note 18 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

None.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table identifies our current executive officers. We are not aware of any family relationships among any of our executive officers or between any of our executive officers and any directors. All executive officers are elected annually and serve for one year or until their successors are elected and qualify. The next election of officers will occur in June 2025.

Name	Age	Office
William D. Nash	55	President, Chief Executive Officer and Director
Diane L. Cafritz	54	Executive Vice President, Chief Innovation and People Officer
Jon G. Daniels	53	Executive Vice President, CarMax Auto Finance
James Lyski	62	Executive Vice President, Chief Growth and Strategy Officer
Enrique N. Mayor-Mora	56	Executive Vice President, Chief Financial Officer
Shamim Mohammad	56	Executive Vice President, Chief Information and Technology Officer
C. Joseph Wilson	52	Executive Vice President, Chief Operating Officer
John M. Stuckey, III	51	Senior Vice President, General Counsel and Corporate Secretary
Tyler Tuite	42	Senior Vice President, Chief Product Officer

Mr. Nash joined CarMax in 1997 as auction manager. In 2007, he was promoted to vice president and later, senior vice president of merchandising, a position he held until 2011, when he was named senior vice president, human resources and administrative services. In 2012, he was promoted to executive vice president, human resources and administrative services. In February 2016, he was promoted to president, and in September 2016, he was promoted to chief executive officer and named to the board of directors. Prior to joining CarMax, Mr. Nash worked at Circuit City. In 2024, he was appointed as an independent member of the Board of Directors of eBay, Inc.

Ms. Cafritz joined CarMax in 2003 as assistant general counsel. She was promoted to associate general counsel, director in 2005, deputy general counsel, assistant vice president in 2010, and vice president in 2014. During her initial tenure in the CarMax legal department, Ms. Cafritz managed commercial and consumer litigation, was responsible for operational regulatory guidance and led CarMax's government affairs program. In 2017, Ms. Cafritz was named senior vice president and chief human resources officer, and in 2021, she was named senior vice president, general counsel, chief compliance officer and chief human resources officer. In 2022, Ms. Cafritz was promoted to executive vice president, general counsel, chief compliance officer and chief human resources officer, and in 2023, she was named executive vice president, human resources, general counsel and chief compliance officer. In 2024, Ms. Cafritz transitioned to executive vice president, chief innovation and people officer. Prior to joining CarMax, Ms. Cafritz was a partner at McDermott, Will & Emery.

Mr. Daniels joined CarMax in 2008 as vice president, risk and analytics. In 2014, he was promoted to senior vice president, CarMax Auto Finance. In 2025, Mr. Daniels was promoted to executive vice president, CarMax Auto Finance. Prior to joining CarMax, Mr. Daniels served as group director, credit risk management of HSBC and vice president of Metris.

Mr. Lyski joined CarMax in 2014 as senior vice president and chief marketing officer. In 2017, he was promoted to executive vice president and chief marketing officer. In 2023, he transitioned to executive vice president and chief innovation and strategy officer, and in 2024, he transitioned to executive vice president and chief growth and strategy officer. Prior to joining CarMax, he served as chief marketing officer of The Scotts Miracle-Gro Company from 2011 to 2014 and as chief marketing officer at Nationwide Mutual Insurance Company from 2006 to 2010. In addition, Mr. Lyski has held marketing leadership positions at Cigna Healthcare Inc. and FedEx Corporation.

Mr. Mayor-Mora joined CarMax in 2011 as vice president, finance before assuming the role of vice president and treasurer in 2016. Mr. Mayor-Mora was promoted to senior vice president and chief financial officer in 2019, and in 2022, he was promoted to executive vice president and chief financial officer. Prior to joining CarMax, he served as vice president of financial planning and analysis and investor relations at Denny's Corporation from 2005 to 2011. He also served in financial positions of increasing responsibility at Gap, Inc. from 2001 to 2005.

Mr. Mohammad joined CarMax in 2012 as vice president of application development and IT planning. In 2014, he was promoted to senior vice president and chief information officer. In 2018, he was named senior vice president and chief information and technology officer and in 2021, he was promoted to executive vice president and chief information and technology officer. Prior to joining CarMax, Mr. Mohammad was vice president of information technology at BJ's Wholesale Club from 2006 to 2012 and held various technology leadership positions at Blockbuster and TravelCLICK. In 2022, he was appointed as an independent member of the Board of Directors of United Natural Foods, Inc.

Mr. Wilson joined CarMax in 1995 as a buyer-in-training at the Raleigh, North Carolina store, where he was subsequently promoted to buyer and then senior buyer. Mr. Wilson later served as purchasing manager at two CarMax stores in southern Florida before being promoted to regional vice president of merchandising. He was promoted to assistant vice president, auction services and merchandising development in 2008, vice president, auction services and merchandising development in 2013, and then vice president, merchandising operations in 2016. In 2017, Mr. Wilson was promoted to senior vice president, store strategy and logistics, and in 2022, he was promoted to executive vice president and chief operating officer.

Mr. Stuckey joined CarMax in 2004 as corporate counsel and has held various positions of increasing responsibility within CarMax's legal department. In 2015, he was promoted to vice president and deputy general counsel. In 2021, Mr. Stuckey was promoted to vice president, deputy general counsel and corporate secretary, and in 2024, he was promoted to senior vice president, general counsel, and corporate secretary. Prior to joining CarMax, Mr. Stuckey practiced securities, mergers and acquisitions law at Hunton & Williams, LLP (now Hunton Andrews Kurth LLP).

Mr. Tuite joined CarMax in 2015 as director of corporate strategy and was promoted to assistant vice president in 2016. In 2020, Mr. Tuite was promoted to vice president, product and corporate strategy. In 2023, Mr. Tuite was promoted to senior vice president, product and corporate strategy and chief product officer. Prior to joining CarMax, Mr. Tuite was vice president of expansion at Alton Lane and a project leader at The Boston Consulting Group.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed and traded on the New York Stock Exchange under the ticker symbol KMX. We are authorized to issue up to 350,000,000 shares of common stock and up to 20,000,000 shares of preferred stock. As of February 28, 2025, there were 153,319,678 shares of CarMax common stock outstanding and we had approximately 2,400 shareholders of record. As of that date, there were no preferred shares outstanding.

We have not paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future.

During fiscal 2025, we did not sell any CarMax equity securities in transactions that were not registered under the Securities Act.

Issuer Purchases of Equity Securities

The following table provides information relating to the company's repurchase of common stock during the fourth quarter of fiscal 2025. The table does not include transactions related to employee equity awards or the exercise of employee stock options.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs [1]
December 1-31, 2024	403,300	$ 84.59	403,300	$ 2,001,230,327
January 1-31, 2025	414,500	$ 81.32	414,500	$ 1,967,525,241
February 1-28, 2025	361,000	$ 84.96	361,000	$ 1,936,855,522
Total	**1,178,800**		**1,178,800**	

[1] *On October 23, 2018, the board authorized the repurchase of up to $2 billion of our common stock with no expiration date. In April 2022, the board increased our share repurchase authorization by $2 billion. Purchases may be made in open market transactions, including through Rule 10b5-1 plans, or privately negotiated transactions at management's discretion and the timing and amount of repurchases are determined based on share price, market conditions, legal requirements and other factors. Shares repurchased are deemed authorized but unissued shares of common stock.*

Performance Graph

The following graph compares the cumulative total shareholder return (stock price appreciation plus dividends, as applicable) on our common stock for the last five fiscal years with the cumulative total return of the S&P 500 Index and the S&P 500 Retailing Index. The graph assumes an original investment of $100 in CarMax common stock and in each index on February 29, 2020, and the reinvestment of all dividends, as applicable.



| | As of February 29 or 28 | | | | | |
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
CarMax	$ 100.00	$ 136.88	$ 125.22	$ 79.06	$ 90.46	$ 94.99
S&P 500 Index	$ 100.00	$ 131.29	$ 152.81	$ 141.05	$ 184.01	$ 217.88
S&P 500 Retailing Index	$ 100.00	$ 147.99	$ 158.40	$ 124.47	$ 192.01	$ 222.34

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes presented in Item 8. Consolidated Financial Statements and Supplementary Data. Note references are to the notes to consolidated financial statements included in Item 8. Certain prior year amounts have been reclassified to conform to the current year's presentation. All references to net earnings per share are to diluted net earnings per share. Amounts and percentages may not total due to rounding.

OVERVIEW
See Part I, Item 1 for a detailed description and discussion of the company's business.

CarMax is the nation's largest retailer of used vehicles. We operate in two reportable segments: CarMax Sales Operations and CarMax Auto Finance ("CAF"). Our CarMax Sales Operations segment consists of all aspects of our auto merchandising and service operations, excluding financing provided by CAF. Our CAF segment consists solely of our own finance operation that provides financing to customers buying retail vehicles from CarMax.

CarMax Sales Operations
Our sales operations segment consists of retail sales of used vehicles and related products and services, such as wholesale vehicle sales; the sale of extended protection plan ("EPP") products, which include extended service plans ("ESPs") and guaranteed asset protection ("GAP"); advertising and subscription revenues; and vehicle repair service. We offer competitive, no-haggle prices; a broad selection of CarMax Quality Certified used vehicles; value-added EPP products; and superior customer service. Our omni-channel experience provides a common platform across all of CarMax that leverages our scale, nationwide footprint and infrastructure and empowers our customers to buy a vehicle on their terms, whether online, in-store or through a seamless combination of both. Our associates, stores, technology and digital capabilities seamlessly tied together enable us to provide the most customer centric car buying and selling experience, a key differentiator.

Our customers finance the majority of the retail vehicles purchased from us, and availability of on-the-spot financing is a critical component of the sales process. We provide financing to qualified retail customers through CAF and our arrangements with industry-leading third-party finance providers. All of the finance offers, whether by CAF or our third-party providers, are backed by a 3-day payoff option.

As of February 28, 2025, we operated 250 used car stores in 109 U.S. television markets.

CarMax Auto Finance
In addition to third-party finance providers, we provide vehicle financing through CAF, which offers financing solely to customers buying retail vehicles from CarMax. CAF allows us to manage our reliance on third-party finance providers and to leverage knowledge of our business to provide qualifying customers a competitive financing option. As a result, we believe CAF enables us to capture additional profits, cash flows and sales. CAF income primarily reflects the interest and fee income generated by the auto loans receivable less the interest expense associated with the debt issued to fund these receivables, a provision for estimated loan losses and direct expenses. CAF income does not include any allocation of indirect costs. After the effect of 3-day payoffs and vehicle returns, CAF financed 42.7% of our retail used vehicle unit sales in fiscal 2025. As of February 28, 2025, CAF serviced approximately 1.1 million customer accounts in its $17.59 billion portfolio of managed receivables.

Management regularly analyzes CAF's operating results by assessing the competitiveness of our consumer offer, profitability, the performance of the auto loans receivable, including trends in credit losses and delinquencies, and CAF direct expenses.

Revenues and Profitability

The sources of revenue and gross profit from the CarMax Sales Operations segment for fiscal 2025 are as follows:



A high-level summary of our financial results for fiscal 2025 as compared to fiscal 2024 is as follows [1]:

(Dollars in millions except per share or per unit data)		2025	Change from 2024
Income statement information			
Net sales and operating revenues	$	26,353.4	(0.7)%
Gross profit	$	2,897.9	6.8 %
CAF income	$	581.7	2.4 %
Selling, general and administrative expenses	$	2,435.4	6.5 %
Net earnings	$	500.6	4.5 %
Unit sales information			
Used unit sales		789,050	3.1 %
Change in used unit sales in comparable stores		2.2 %	N/A
Wholesale unit sales		544,312	(0.4)%
Per unit information			
Used gross profit per unit	$	2,311	1.0 %
Wholesale gross profit per unit	$	1,024	0.5 %
SG&A as a % of gross profit		84.0 %	(0.3)%
Per share information			
Net earnings per diluted share	$	3.21	6.3 %
Online sales metrics			
Online retail sales [2]		15 %	1 %
Omni sales [3][5]		57 %	2 %
Revenue from online transactions [4]		30 %	(1)%

[1]   Where applicable, amounts are net of intercompany eliminations.
[2]   An online retail sale is defined as a sale where the customer completes all four of the following activities online: reserving the vehicle; financing the vehicle, if needed; trading-in or opting out of a trade-in; and creating an online sales order.
[3]   An omni sale is defined as a sale where customers complete at least one, but not all, of the four activities listed above online.
[4]   Revenue from online transactions is defined as revenue from retail sales that qualify as an online retail sale, as well as any related EPP and third-party finance contribution, wholesale sales where the winning bid was taken from an online bid and all revenue earned by Edmunds.
[5]   The definition of an omni sale has been updated to include additional steps that can be completed online, including pre-qualifying for financing, setting appointments and signing up for notifications of cars coming soon. See discussion below for fiscal 2025 results by quarter under this new definition.

SG&A during fiscal 2024 included a $67.2 million benefit in connection with the receipt of settlement proceeds in a class action lawsuit related to the economic loss associated with vehicles containing Takata airbags. Excluding these proceeds, SG&A leveraged by 270 basis points, driven by the growth in gross profit and continued expense efficiency actions.

Net earnings per diluted share during fiscal 2025 included a negative impact of $0.06 resulting from an Edmunds lease impairment charge. Net earnings per diluted share during fiscal 2024 included a benefit of $0.32 in connection with the Takata proceeds. Net earnings per diluted share excluding both of these impacts increased 21.1% in fiscal 2025.

As noted in the table above, our omni sales definition incorporates customers who complete some, but not all, of the listed activities online. To better reflect the ways customers are utilizing our digital capabilities to buy a car, going forward we are updating the definition to also include customers who complete any of the following steps online: pre-qualifying for financing, setting appointments and signing up for notifications on cars coming soon. Based on the updated definition, approximately 66% of retail units sales were omni sales in fiscal 2025, up from 63% in the prior year. This change has no impact on the definition for online sales. The following table presents quarterly omni sales under the new definition:

| | Three Months Ended | | | | |
	February 28, 2025	November 30, 2024	August 31, 2024	May 31, 2024	February 29, 2024
Omni sales	67 %	65 %	65 %	65 %	64 %

Refer to "Results of Operations" for further details on our revenues and profitability. A discussion regarding Results of Operations and Financial Condition for fiscal 2024 as compared to fiscal 2023 is included in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended February 29, 2024, filed with the SEC on April 15, 2024.

Liquidity

Our primary ongoing sources of liquidity include funds provided by operations, proceeds from non-recourse funding vehicles, and borrowings under our revolving credit facility or through other financing sources. In addition to funding our operations, this liquidity has been used to fund our capital expenditures and the repurchase of common stock under our share repurchase program.

Our current capital allocation strategy is to focus on our core business including investing in digital capabilities and the strategic expansion of our store and capacity footprint, pursue CAF's expansion into the full credit spectrum, pursue new growth opportunities through investments, partnerships and acquisitions and return excess capital to shareholders. We believe we have the appropriate liquidity, access to capital and financial strength to support our operations and continue investing in our business for the next 12 months and thereafter for the foreseeable future.

Strategic Update and Future Outlook

Our omni-channel experience provides a common platform across all of CarMax that leverages our scale, nationwide footprint and infrastructure and empowers our customers to buy a vehicle on their terms, whether online, in-store or through a seamless combination of both experiences. While we expect our online and omni sales to grow over time, our goal is to provide the best experience whether in-store, online or a combination of the two. As a result, online, omni and in-person sales can vary from quarter to quarter depending on consumer preferences and how they choose to interact with us. We believe consumers in the used car industry will increasingly prefer to have the ability to shop and transact digitally. Approximately 80% of our customers leveraged some or all of our digital capabilities to complete their transactions during the current fiscal year.

Our diversified business model, combined with our exceptional associates, stores, technology and digital capabilities seamlessly tied together, is a key differentiator that strengthens our competitive advantage and we believe will be increasingly important to win customers going forward. We expect the impact of our omni-channel capabilities will continue to grow as consumers demand a more personalized car-buying experience. The associate and customer facing tools we launched during fiscal 2025 are supporting our results and enable us to provide the most customer centric car buying and selling experience. Some examples of the steps we took to further differentiate our offering and drive incremental operational efficiencies during fiscal 2025 include:

- For retail, we rolled out several new systems including order processing in our stores, customer accounts online, AI-driven knowledge management in our Customer Experience Centers ("CECs") and EV research and shopping tools on the Edmunds and CarMax websites. These systems enhance consumers' shopping experiences while also supporting conversion and enabling our associates to be more efficient.

- Our digital tools and enhancements have made it easier for customers to self-progress in their shopping journey. Skye, our AI-powered virtual assistant, is now able to independently answer over half of the questions our customers ask it, reflecting a more than 20% year-over-year improvement. Additionally, the rate of fully self-progressed online sales grew by 25% in fiscal 2025. Fully self-progressed online sales, which are a subset of our online retail sales, are completed without the help of a CEC or store associate.
- For supply, we enhanced our industry-leading consumer and dealer-facing online appraisal experiences and are now able to give digital offers to approximately 99% of the customers who visit carmax.com for an appraisal. We also made MaxOffer even easier to use, which has attracted more dealers to the offering and has driven record sourcing volume each quarter.
- For finance, we began testing of our new credit scoring models and the corresponding strategies across the full credit spectrum, which positions us to grow CAF income modestly in the near-term and more materially over time. We also released an update to our finance-based shopping experience that seamlessly incorporates existing instant appraisal offers into our prequalification offering, giving customers more precise credit terms.

In addition to these actions, we are focused on driving down our cost of sales by pursuing incremental efficiency opportunities that we have identified across our logistics network and reconditioning operations. We achieved savings of approximately $125 per unit in fiscal 2025 and anticipate that we will achieve another $125 per unit in fiscal 2026. This exceeds the initial $200 per unit target that we set at the beginning of fiscal 2025. These efficiencies support affordability as we pass savings on to our customers and also support our margins.

In fiscal 2026, we will leverage and enhance our capabilities to drive growth through better execution, innovative efforts and upleveled experiences. Examples of our initiatives for fiscal 2026 include the following:

- For retail, we will continue leveraging data science and AI to offer even better digital experiences for associates and consumers, driving conversion and efficiency. We plan to improve our online vehicle transfer experience and expand Skye's functionality with additional data and new architecture.
- We will launch a new marketing campaign that will bring our best-in-class omni-channel experience to the forefront for the consumer.
- For supply, we plan to streamline the online appraisal checkout process, expand appraisal pick-up availability to new markets and further enhance MaxOffer to attract new dealers, expanding our access to directly sourced vehicles.
- For credit, we plan to continue expanding CAF's participation across the credit spectrum to grow penetration and capture profitable returns. Additionally, we plan to modernize the ownership experience on CAF's digital platform, which will enhance the customer experience and drive operating efficiencies.

As noted above, during fiscal 2025, we focused on MaxOffer improvements, attracting more dealers and increasing our purchases through the program. We leverage the Edmunds sales team to open new markets and sign up new dealers for MaxOffer. During fiscal 2025, our MaxOffer active dealers increased approximately 47% from the prior year. We purchased approximately 269,000 vehicles from consumers and dealers during the fourth quarter of fiscal 2025, up 15.3% from the prior year quarter. Approximately 46,000 vehicles were purchased from dealers, including through MaxOffer, up 114.2% from the prior year quarter. Of the approximately 223,000 vehicles purchased from consumers, more than half were purchased through our online instant appraisal experience.

While SG&A as a percent of gross profit can fluctuate from quarter to quarter depending on variability in gross profit and the timing of SG&A spending, our initial goal on the path to strengthening our SG&A to gross profit leverage over time is to achieve a rate in the mid-70% range on an annual basis. Achieving this annual rate will require continued efficiency gains in our operating model, gross profit growth and healthier consumer demand. In fiscal 2026, we expect to require low-single-digit gross profit growth to lever SG&A. This will be supported by our goal of becoming omni cost neutral for the first time for the full year of fiscal 2026. Omni-channel costs include commissions and the cost of operating our CECs. We expect our omni-channel costs per used unit, per total unit and as a percentage of gross profit for the full year of fiscal 2026 to be more efficient than before our omni-channel roll-out. This reinforces our pathway back to a lower SG&A leverage ratio, as noted above.

We have positioned the company to achieve gains in retail and wholesale unit sales and market share, with double-digit EPS growth for years to come. Our earnings model is designed to deliver an earnings per share compound annual growth rate ("CAGR") in the high teens when used unit growth is in the mid-single digits. This earnings growth will be driven primarily by used and wholesale unit growth, strength in other gross profit, CAF's credit spectrum expansion, continued operational efficiencies, ongoing SG&A leverage and our share repurchase program.

Regarding our long-term goals, we are focused on growing the business and we continue to make progress toward our long-term goals; however, we are removing the timeframes associated with them given the potential impact of broader macroeconomic factors.

In calendar 2024, we estimate we sold approximately 3.7% of the age 0- to 10-year old vehicles sold on a nationwide basis, consistent with calendar 2023. External title data indicates that while our year-over-year market share came under pressure during the first half of the year, it recovered as we achieved accelerating gains through the second half of the year, with particular strength in vehicles aged 0 to 4 years, which grew for the entire year. The data indicates that our market share continued to grow year-over-year during January 2025, the latest period for which information is available. Our strategy to increase our market share includes focusing on:

- Delivering a customer-driven, omni-channel buying and selling experience that is a unique and powerful seamless integration of our in-store and online capabilities.
- Utilizing advertising to drive customer growth, educate customers about our omni-channel platform and to differentiate and elevate our brand.
- Hiring, developing and retaining an engaged and skilled workforce.
- Leveraging data and advanced analytics to continuously improve the customer experience as well as our processes and systems.
- Improving efficiency in our stores and CECs as well as our logistics and reconditioning operations to reduce waste.
- Opening stores in new markets and expanding our presence in existing markets.
- Becoming the leading retailer of used EVs in the market. In support of this goal, Edmunds has launched several research and buying tools.

As of February 28, 2025, we had used car stores located in 109 U.S. television markets, which covered approximately 85% of the U.S. population. The format and operating models utilized in our stores are continuously evaluated and may change or evolve over time based upon market and consumer expectations. During fiscal 2025, we opened five stores, one stand-alone auction facility in Chino, California and our second stand-alone reconditioning center in Richland, Mississippi. During fiscal 2026, we anticipate opening six stores as well as four stand-alone reconditioning/auction centers. We are utilizing our stand-alone reconditioning and auction locations to balance capacity and drive efficiencies across the network.

While we execute both our short- and long-term strategy, there are trends and factors that could impact our strategic approach or our results in the short and medium term. For additional information about risks and uncertainties facing our company, see "Risk Factors," included in Part I, Item 1A of this Form 10-K.

CRITICAL ACCOUNTING ESTIMATES

Our results of operations and financial condition as reflected in the consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, expenses and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We regularly evaluate these estimates and assumptions. Note 1 includes a discussion of significant accounting policies. The accounting policy discussed below is the one we consider critical to an understanding of our consolidated financial statements because its application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Allowance for Loan Losses
The allowance for loan losses represents the net credit losses expected over the remaining contractual life of our managed receivables. Because net loss performance can vary substantially over time, estimating net losses requires assumptions about matters that are uncertain.

The allowance for loan losses is determined using a net loss timing curve method ("method"), primarily based on the composition of the portfolio of managed receivables and historical gross loss and recovery trends. Due to the fact that losses for receivables with less than 18 months of performance history can be volatile, our net loss estimate weights both historical losses by credit grade at origination and actual loss data on the receivables to-date, along with forward loss curves, in estimating future performance. Once the receivables have 18 months of performance history, the net loss estimate reflects actual loss experience of those receivables to date, along with forward loss curves, to predict future performance. The forward loss curves are constructed using historical performance data and show the average timing of losses over the course of a receivable's life. The net loss estimate is calculated by applying the loss rates developed using the methods described above to the amortized cost basis of the managed receivables.

The output of the method is adjusted to take into account reasonable and supportable forecasts about the future. Specifically, the change in U.S. unemployment rates and the National Automobile Dealers Association used vehicle price index are used to predict changes in gross loss and recovery rate, respectively. An economic adjustment factor, based upon a single macroeconomic scenario, is developed to capture the relationship between changes in these indices and changes in gross loss and recovery rates. This factor is applied to the output of the method for the reasonable and supportable forecast period of two years. After the end of this two-year period, we revert to historical experience on a straightline basis over a period of 12 months. We periodically consider whether the use of alternative metrics would result in improved model performance and revise the model when appropriate. We also consider whether qualitative adjustments are necessary for factors that are not reflected in the quantitative methods but impact the measurement of estimated credit losses. Such adjustments include the uncertainty of the impacts of recent economic trends on customer behavior. The change in the allowance for loan losses is recognized through an adjustment to the provision for loan losses.

Determining the appropriateness of the allowance for loan losses requires management to exercise judgment about matters that are inherently uncertain, including the timing and distribution of net losses that could materially affect the allowance for loan losses and, therefore, net earnings. To the extent that actual performance differs from our estimates, additional provision for credit losses may be required that would reduce net earnings. To demonstrate the sensitivity of credit loss assumptions and macroeconomic scenarios used in our estimated allowance for loan losses, we compared our February 28, 2025, modeled allowance base case scenario to a downside scenario. Relative to the base case, the downside scenario assumed 10% worsening in loss performance, U.S. unemployment rates and the NADA used vehicle price index. This sensitivity analysis resulted in a hypothetical increase in the allowance for loan losses of approximately $42.7 million.

While this analysis may be useful in considering how changes in certain macroeconomic assumptions could impact our estimated credit losses, it should not be relied upon as a forecast of how our allowance for loan losses is expected to change in a different macroeconomic scenario. The analysis does not reflect changes in other adjustments to the quantitative calculation, which would be influenced by the qualitative judgment management applies to reflect the uncertainty and imprecision of estimated lifetime credit losses based on then-current circumstances and conditions.

See Notes 1(H) and 4 for additional information on the allowance for loan losses.

RESULTS OF OPERATIONS – CARMAX SALES OPERATIONS

NET SALES AND OPERATING REVENUES

			Years Ended February 28 or 29		
(In millions)	**2025**	**Change**	**2024**	**Change**	**2023**
Used vehicle sales	$ **21,079.7**	**0.8 %** $	20,922.3	(9.2)% $	23,034.3
Wholesale vehicle sales	**4,587.5**	**(7.8)%**	4,975.8	(16.9)%	5,989.8
Other sales and revenues:					
Extended protection plan revenues	**451.7**	**12.4 %**	401.8	(4.9)%	422.3
Third-party finance (fees)/income, net	**(1.5)**	**74.4 %**	(5.8)	(183.6)%	7.0
Advertising & subscription revenues [(1)]	**139.3**	**2.6 %**	135.8	1.9 %	133.3
Other	**96.8**	**(8.8)%**	106.2	8.1 %	98.2
Total other sales and revenues	**686.3**	**7.6 %**	638.0	(3.5)%	660.8
Total net sales and operating revenues	$ **26,353.4**	**(0.7)%** $	26,536.0	(10.6)% $	29,684.9

[(1)]   *Excludes intercompany sales and operating revenues that have been eliminated in consolidation.*

UNIT SALES

			Years Ended February 28 or 29		
	2025	**Change**	**2024**	**Change**	**2023**
Used vehicles	**789,050**	**3.1 %**	765,572	(5.2)%	807,823
Wholesale vehicles	**544,312**	**(0.4)%**	546,331	(6.6)%	585,071

AVERAGE SELLING PRICES

	Years Ended February 28 or 29				
	2025	Change	2024	Change	2023
Used vehicles	$ 26,273	(2.8)%	$ 27,028	(4.3)%	$ 28,251
Wholesale vehicles	$ 8,019	(7.9)%	$ 8,707	(11.8)%	$ 9,872

COMPARABLE STORE USED VEHICLE SALES CHANGES

	Years Ended February 28 or 29 [1]		
	2025	2024	2023
Used vehicle units	2.2 %	(6.7)%	(14.3)%
Used vehicle revenues	(0.4)%	(10.6)%	(7.6)%

[1] Stores are added to the comparable store base beginning in their fourteenth full month of operation. We do not remove renovated stores from our comparable store base. Comparable store calculations include results for a set of stores that were included in our comparable store base in both the current and corresponding prior year periods.

VEHICLE SALES CHANGES

	Years Ended February 28 or 29		
	2025	2024	2023
Used vehicle units	3.1 %	(5.2)%	(12.6)%
Used vehicle revenues	0.8 %	(9.2)%	(5.7)%
Wholesale vehicle units	(0.4)%	(6.6)%	(17.2)%
Wholesale vehicle revenues	(7.8)%	(16.9)%	(11.4)%

USED VEHICLE FINANCING PENETRATION BY CHANNEL (BEFORE THE IMPACT OF 3-DAY PAYOFFS)

	Years Ended February 28 or 29 [1]		
	2025	2024	2023
CAF [2]	45.0 %	45.8 %	45.4 %
Tier 2 [3]	18.0	18.9	22.0
Tier 3 [4]	7.1	7.0	6.5
Other [5]	29.9	28.3	26.1
Total	100.0 %	100.0 %	100.0 %

[1] Calculated as used vehicle units financed for respective channel as a percentage of total used units sold.
[2] Includes CAF's Tier 2 and Tier 3 loan originations, which represent approximately 2% of total used units sold.
[3] Third-party finance providers who generally pay us a fee or to whom no fee is paid.
[4] Third-party finance providers to whom we pay a fee.
[5] Represents customers arranging their own financing and customers that do not require financing.

CHANGE IN USED CAR STORE BASE

	Years Ended February 28 or 29		
	2025	2024	2023
Used car stores, beginning of year	245	240	230
Store openings	5	5	10
Used car stores, end of year	250	245	240

During fiscal 2025, we opened 5 stores in existing television markets (El Paso, TX; Gainesville, GA; Alliance, TX; Mays Landing, NJ; and Visalia, CA).

Used Vehicle Sales

Fiscal 2025 Versus Fiscal 2024. The 0.8% increase in used vehicle revenues in fiscal 2025 was primarily driven by a 3.1% increase in used unit sales, partially offset by a 2.8% decrease in average retail selling price, or approximately $800. The increase in used units included a 2.2% increase in comparable store used unit sales. Online retail sales, as defined previously, accounted for 15% of used unit sales in fiscal 2025, compared with 14% in fiscal 2024. During fiscal 2025, we experienced a decline in comparable store used unit sales in the first quarter, which was more than offset by gains in the second, third and fourth quarters. Comparable store used unit sales in March 2025 were higher than our fourth quarter fiscal 2025 results and further accelerated into the beginning of April. For the first quarter of fiscal 2026, through the beginning of April, comparable store used unit sales were in the high single-digits.

The decrease in average retail selling price in fiscal 2025 reflected lower vehicle acquisition costs, partially offset by shifts in the mix of our sales by vehicle age and class.

Wholesale Vehicle Sales

Vehicles sold at our wholesale auctions are, on average, more than 10 years old with more than 100,000 miles and are primarily comprised of vehicles purchased through our appraisal process that do not meet our retail standards. Our wholesale auction prices usually reflect trends in the general wholesale market for the types of vehicles we sell, although they can also be affected by changes in vehicle mix or the average age, mileage or condition of the vehicles being sold.

Fiscal 2025 Versus Fiscal 2024. The 7.8% decrease in wholesale vehicle revenues in fiscal 2025 was primarily driven by a 7.9% decrease in average selling price, or approximately $700, and a 0.4% decrease in unit sales. During fiscal 2025, we experienced a decline in wholesale unit sales in the first quarter, which was mostly offset by gains in the back half of the year.

The decrease in average selling price in fiscal 2025 was primarily due to decreased acquisition costs and shifts in the mix of our sales by vehicle age.

Other Sales and Revenues

Other sales and revenues include revenue from the sale of ESPs and GAP (collectively reported in EPP revenues, net of a reserve for estimated contract cancellations), net third-party finance (fees)/income, advertising and subscription revenues earned by our Edmunds business, and other revenues, which are predominantly comprised of service department sales. The fees we pay to the Tier 3 providers are reflected as an offset to finance fee revenues received from the Tier 2 providers. The mix of our retail vehicles financed by CAF, Tier 2 and Tier 3 providers, or customers that arrange their own financing, may vary from quarter to quarter depending on several factors, including the credit quality of applicants, changes in providers' credit decisioning and external market conditions. Changes in originations by one tier of credit providers may also affect the originations made by providers in other tiers.

Fiscal 2025 Versus Fiscal 2024. Other sales and revenues increased 7.6% in fiscal 2025, reflecting an increase in EPP revenues. EPP revenues increased 12.4%, largely reflecting increased margins and an increase in retail unit sales, partially offset by decreased penetration.

GROSS PROFIT

(In millions)	2025	Change	2024	Change	2023
Used vehicle gross profit	$ 1,823.2	4.1 %	$ 1,752.0	(5.2)%	$ 1,848.2
Wholesale vehicle gross profit	557.6	0.1 %	556.8	(5.6)%	589.8
Other gross profit	517.1	27.9 %	404.4	11.7 %	362.2
Total	$ 2,897.9	6.8 %	$ 2,713.2	(3.1)%	$ 2,800.2

Years Ended February 28 or 29 [1]

[1] *Amounts are net of intercompany eliminations.*

GROSS PROFIT PER UNIT

Years Ended February 28 or 29 [1]

	2025		2024		2023	
	$ per unit [2]	% [3]	$ per unit [2]	% [3]	$ per unit [2]	% [3]
Used vehicle gross profit	$ 2,311	8.6	$ 2,288	8.4	$ 2,288	8.0
Wholesale vehicle gross profit	$ 1,024	12.2	$ 1,019	11.2	$ 1,008	9.8
Other gross profit	$ 655	75.4	$ 528	63.4	$ 448	54.8

[1] *Amounts are net of intercompany eliminations.*
[2] *Calculated as category gross profit divided by its respective units sold, except the other category, which is divided by total used units sold.*
[3] *Calculated as a percentage of its respective sales or revenue.*

Used Vehicle Gross Profit

We target a dollar range of gross profit per used unit sold. The gross profit dollar target for an individual vehicle is based on a variety of factors, including its probability of sale and its mileage relative to its age; however, it is not primarily based on the vehicle's selling price. Our ability to quickly adjust appraisal offers to be consistent with trends in the broader trade-in market and the pace of our inventory turns reduce our exposure to the inherent continual fluctuation in used vehicle values and contribute to our ability to manage gross profit dollars per unit. Gross profit per used unit is consistent across our omni-channel platform.

We systematically adjust individual vehicle prices based on proprietary pricing algorithms in order to appropriately balance sales trends, inventory turns and gross profit achievement. Other factors that may influence gross profit include the wholesale and retail vehicle pricing environments, vehicle reconditioning and logistics costs, and the percentage of vehicles sourced directly from consumers and dealers through our appraisal process. Vehicles purchased directly from consumers and dealers generally have a lower cost per unit compared with vehicles purchased at auction or through other channels, which may generate more gross profit per unit. In any given period, our gross profit may also be impacted by the age mix of vehicles sold, as older vehicles are generally more profitable. We monitor macroeconomic factors and pricing elasticity and adjust our pricing accordingly to optimize unit sales and profitability while also maintaining competitively priced inventory.

Fiscal 2025 Versus Fiscal 2024. Used vehicle gross profit increased 4.1% in fiscal 2025, primarily driven by the 3.1% increase in total used unit sales. Used vehicle gross profit per unit in fiscal 2025 was in line with the prior fiscal year. We continue to focus on striking the right balance between managing changes in vehicle costs, maintaining margin and passing along efficiencies to consumers to support vehicle affordability.

Wholesale Vehicle Gross Profit

Our wholesale gross profit per unit reflects the demand for older, higher mileage vehicles, which are the mainstay of our auctions, as well as strong dealer attendance and resulting high dealer-to-car ratios at our auctions. The frequency of our auctions, which are generally held weekly or bi-weekly, minimizes the depreciation risk on these vehicles. Our ability to adjust appraisal offers in response to the wholesale pricing environment is a key factor that influences wholesale gross profit.

Fiscal 2025 Versus Fiscal 2024. Wholesale vehicle gross profit increased 0.1% in fiscal 2025.

Other Gross Profit

Other gross profit includes profits related to EPP revenues, net third-party finance (fees)/income, advertising and subscription profits earned by our Edmunds business, and other revenues. Other revenues are predominantly comprised of service department operations, including used vehicle reconditioning. We have no cost of sales related to EPP revenues or net third-party finance (fees)/income, as these represent revenues paid to us by certain third-party providers. Third-party finance income is reported net of the fees we pay to third-party Tier 3 finance providers. Accordingly, changes in the relative mix of the components of other gross profit can affect the composition and amount of other gross profit.

Fiscal 2025 Versus Fiscal 2024. Other gross profit increased 27.9% in fiscal 2025, primarily driven by a $70.7 million improvement in service department margins as well as an increase in EPP revenues, as discussed above. The increase in service department profits was driven by cost coverage measures that we have implemented, increased efficiencies and the increase in used unit sales. In fiscal 2026, we plan to test EPP product enhancements that will focus on increasing penetration and margin per unit. We expect this will result in a slight year-over-year increase in EPP margin per unit during fiscal 2026, with the potential for more expansion in fiscal 2027. In addition, we expect service margin to grow year-over-year in fiscal 2026,



predominantly in the first half of the year, and to deliver a slightly positive profit contribution for the full year, as governed by sales performance given the leverage/deleverage nature of service. We expect service will continue to serve as a slight profit lever beyond fiscal 2026.

COMPONENTS OF SG&A EXPENSES AS A PERCENTAGE OF TOTAL SG&A EXPENSES

Fiscal Year 2025
Total comp and benefits
Store occupancy costs
Advertising expense
Other overhead costs
58%
12%
11%
19%

Fiscal Year 2024
59%
12%
11%
18%

COMPONENTS OF SG&A EXPENSES COMPARED WITH PRIOR PERIODS [1]

	Years Ended February 28 or 29				
(In millions except per unit data)	**2025**	**Change**	**2024**	**Change**	**2023**
Compensation and benefits:					
Compensation and benefits, excluding share-based compensation expense	**$ 1,289.7**	**5.1 %**	$ 1,226.8	(4.3)%	$ 1,282.4
Share-based compensation expense	**126.9**	**11.3 %**	114.1	36.4 %	83.6
Total compensation and benefits [2]	**$ 1,416.6**	**5.6 %**	$ 1,340.9	(1.8)%	$ 1,366.0
Store occupancy costs	**285.3**	**5.1 %**	271.4	1.5 %	267.3
Advertising expense	**260.7**	**(1.4)%**	264.4	(8.4)%	288.5
Other overhead costs [3]	**472.8**	**15.4 %**	409.7	(27.6)%	565.6
Total SG&A expenses	**$ 2,435.4**	**6.5 %**	$ 2,286.4	(8.1)%	$ 2,487.4
SG&A as a % of gross profit	**84.0 %**	**(0.3)%**	84.3 %	(4.5)%	88.8 %

(1) *Amounts are net of intercompany eliminations.*
(2) *Excludes compensation and benefits related to reconditioning and vehicle repair service, which are included in cost of sales. See Note 13 for details of share-based compensation expense by grant type.*
(3) *Includes IT expenses, non-CAF bad debt, insurance, preopening and relocation costs, travel, charitable contributions and other administrative expenses.*

Fiscal 2025 Versus Fiscal 2024 (Increase of $149.0 million or 6.5%). Factors contributing to the increase include the following:

- $63.1 million increase in other overhead costs driven by the $67.2 million benefit in the prior year in connection with the receipt of settlement proceeds in a class action lawsuit related to the economic loss associated with vehicles containing Takata airbags.
- $62.9 million increase in compensation and benefits, excluding share-based compensation expense, driven by an increase in the corporate bonus accrual.

Excluding the legal settlement in the prior year, SG&A expenses in fiscal 2025 increased 3.5%, or $81.8 million. SG&A leveraged by 30 basis points during fiscal 2025. Excluding the legal settlement in the prior year, SG&A leveraged by 270 basis points, driven by the growth in gross profit and continued expense efficiency actions.

Advertising spend in fiscal 2025 was consistent with fiscal 2024 at approximately $200 per total unit. For fiscal 2026, we expect that full year marketing spend on a per total unit basis will be in line with fiscal 2025.

Interest Expense

Interest expense includes the interest related to short- and long-term debt, financing obligations and finance lease obligations. It does not include interest on the non-recourse notes payable, which is reflected within CAF income.

Fiscal 2025 Versus Fiscal 2024. Interest expense decreased to $107.9 million in fiscal 2025 compared with $124.8 million in fiscal 2024. The decrease primarily reflected lower outstanding debt balances in the current fiscal year resulting from the payoff of the $300 million term loan in May 2024.

Other Expense (Income)

Other expense was $11.6 million in fiscal 2025 compared with income of $10.3 million in fiscal 2024. The change was primarily driven by expenses of $12.3 million related to an Edmunds lease impairment and $4.2 million related to equipment and leasing arrangements in our logistics operations.

Income Taxes

The effective income tax rate was 25.2% in fiscal 2025 compared with 25.3% in fiscal 2024.

RESULTS OF OPERATIONS – CARMAX AUTO FINANCE

CAF income primarily reflects interest and fee income generated by CAF's portfolio of auto loans receivable less the interest expense associated with the debt issued to fund these receivables, a provision for estimated loan losses and direct CAF expenses. Total interest margin reflects the spread between interest and fees charged to consumers and our funding costs. Changes in the interest margin on new originations affect CAF income over time. Increases in interest rates, which affect CAF's funding costs, competitive pressures on rates charged to customers or reducing higher risk accounts in our origination strategy could result in compression in the interest margin on new originations.

The provision for loan losses reflects changes in the allowance for loan losses. Changes to the allowance are primarily driven by loss and delinquency experience, economic factors on our outlook for net losses expected to occur over the remaining contractual life of the loans receivable as well as changes in the mix of credit quality of originations.

CAF's managed portfolio is composed primarily of loans originated over the past several years. Trends in receivable growth and interest margins primarily reflect the cumulative effect of changes in the business over a multi-year period. Current period originations reflect current trends in both our retail sales and the CAF business, including the volume and credit mix of loans originated, current interest rates charged to consumers and loan terms. Loans originated in a given fiscal period impact CAF income over time, as we recognize income over the life of the underlying auto loan.

During the second quarter of fiscal 2025, CAF began testing its new full-spectrum credit scoring models and corresponding strategies across both the Tier 1 and Tier 2 spaces. CAF began its testing of the new model in the Tier 3 space during the third quarter of fiscal 2025. During March 2025, CAF began a measured expansion by recapturing profitable portions of Tier 1 originations that we had shifted to our Tier 2 lenders as we tightened lending standards. We expect this expansion will grow our penetration by 100 to 150 basis points in the near-term, which is enabled by our non-prime securitization program, allowing us to efficiently fund these non-prime receivables while retaining the full economic value of the contracts. We continue to learn from our new underwriting models and corresponding tests currently in place and anticipate capturing additional volume across Tier 2 and Tier 3 during the back half of fiscal 2026. We will continue to monitor consumer behavior and the broader economy and will adjust our origination strategy as needed. We would expect each additional percentage point of CAF penetration to generate $10 million to $12 million in lifetime pre-tax income per year of origination, net of the impact to finance partner participation fees. Our pre-tax income expectations will be impacted by the volume of loans originated, interest rates charged to customers, loan terms, loss rates, average credit scores and the broader macroeconomic and lending environments. While this income is earned over time, the provision for lifetime losses is recognized at the time of origination. We believe our unique finance platform with a full-spectrum in-house lending operation, coupled with a robust network of partner lenders, will strengthen our competitive advantage.

Historically, CAF has originated a small portion of auto loans to customers who typically would be financed by our Tier 2 and Tier 3 finance providers, in order to better understand the performance of these loans, mitigate risk and add incremental profits. The targeted percentage of Tier 2 and Tier 3 originations has fluctuated over the past several years. With the testing of the new full-spectrum credit scoring models, we intend to continue our investment in this space during fiscal 2026, but remain within the target of originating less than 15% and 5% of the total Tier 2 and Tier 3 loan volume, respectively. Any future adjustments in Tier 2 and Tier 3 will consider the broader lending environment, which includes funding availability, along with the long-term sustainability of the change. These loans have higher loss and delinquency rates than the remainder of the CAF portfolio, as well as higher contract rates.

CAF expanded its asset-backed securitization program to allow for distinct higher prime and non-prime issuances, with higher prime generally representing FICO scores greater than 650 and non-prime generally representing FICO scores below 650. We believe this strategy will enable CAF to efficiently fund incremental originations and support future CAF growth across the credit spectrum by creating additional funding capacity, driving additional finance income for the business over time. In June 2024, CAF closed on its first non-prime securitization deal. CAF closed on three higher prime securitization deals under this expanded funding strategy during the remainder of fiscal 2025.

We are continuously exploring opportunities to help our customers through adjustments in our account servicing strategies. One such example is with payment extensions, which have historically impacted less than 1% of our portfolio on an account basis in any given month and been below industry levels. We believe this tool has proven successful in helping customers navigate temporary challenges. During the third quarter of fiscal 2025, we began testing an enhancement to our policy that further empowers delinquent customers to take advantage of a payment extension and more aligns with industry levels. This testing has brought payment extensions to slightly above 1% of our portfolio on an account basis in a given month. While early performance results are encouraging, we recognize that some customers will eventually return to delinquency and result in a charge-off. We believe our estimate of the allowance for loan losses appropriately incorporates the impact of our enhanced extension policy. We will continue to evaluate the performance results and make further adjustments to our account servicing strategies as needed.

CAF income does not include any allocation of indirect costs. Although CAF benefits from certain indirect overhead expenditures, we have not allocated indirect costs to CAF to avoid making subjective allocation decisions. Examples of indirect costs not allocated to CAF include retail store expenses and corporate expenses.

See Note 3 for additional information on CAF income and Note 4 for information on auto loans receivable, including credit quality.

SELECTED CAF FINANCIAL INFORMATION

(In millions)		2025	% [1]		2024	% [1]		2023	% [1]
Years Ended February 28 or 29									
Interest margin:									
Interest and fee income	$	1,853.9	10.5	$	1,677.4	9.7	$	1,441.5	8.8
Interest expense		(763.2)	(4.3)		(638.7)	(3.7)		(310.3)	(1.9)
Total interest margin	$	1,090.7	6.2	$	1,038.7	6.0	$	1,131.2	6.9
Provision for loan losses	$	(334.7)	(1.9)	$	(310.5)	(1.8)	$	(317.0)	(1.9)
CarMax Auto Finance income	$	581.7	3.3	$	568.3	3.3	$	663.4	4.1

[1] *Percent of total average managed receivables.*

CAF ORIGINATION INFORMATION (AFTER THE IMPACT OF 3-DAY PAYOFFS)

	Years Ended February 28 or 29		
	2025	2024	2023
Net loans originated *(in millions)*	$ 8,254.5	$ 8,270.0	$ 8,832.7
Vehicle units financed	336,595	328,704	340,077
Net penetration rate [1]	42.7 %	42.9 %	42.1 %
Weighted average contract rate	11.3 %	11.2 %	9.7 %
Weighted average credit score [2]	723	719	708
Weighted average loan-to-value (LTV) [3]	89.6 %	88.7 %	88.3 %
Weighted average term *(in months)*	67.6	65.4	66.0

[1]   *Vehicle units financed as a percentage of total used units sold.*
[2]   *The credit scores represent FICO® scores and reflect only receivables with obligors that have a FICO® score at the time of application. The FICO® score with respect to any receivable with co-obligors is calculated as the average of each obligor's FICO® score at the time of application. FICO® scores are not a significant factor in our primary scoring model, which relies on information from credit bureaus and other application information as discussed in Note 4. FICO® is a federally registered servicemark of Fair Isaac Corporation.*
[3]   *LTV represents the ratio of the amount financed to the total collateral value, which is measured as the vehicle selling price plus applicable taxes, title and fees.*

LOAN PERFORMANCE INFORMATION

	As of and for the Years Ended February 28 or 29		
(In millions)	2025	2024	2023
Total ending managed receivables	$ 17,594.6	$ 17,391.8	$ 16,767.9
Total average managed receivables	$ 17,683.9	$ 17,313.2	$ 16,304.3
Allowance for loan losses	$ 458.7	$ 482.8	$ 507.2
Allowance for loan losses as a percentage of ending managed receivables	2.61 %	2.78 %	3.02 %
Net credit losses on managed receivables	$ 358.8	$ 334.9	$ 242.8
Net credit losses as a percentage of total average managed receivables	2.03 %	1.93 %	1.49 %
Past due accounts as a percentage of ending managed receivables	4.85 %	5.44 %	5.00 %
Average recovery rate [1]	47.2 %	53.0 %	64.2 %

[1]   *The average recovery rate represents the average percentage of the outstanding principal balance we receive when a vehicle is repossessed and liquidated, generally at our wholesale auctions. While in any individual period conditions may vary, over the past 10 fiscal years, the annual recovery rate has ranged from a low of 46% to a high of 71%, and it is primarily affected by the wholesale market environment.*

Fiscal 2025 Versus Fiscal 2024.

- CAF income increased $13.5 million, or 2.4%, reflecting increases in the net interest margin percentage and average managed receivables, partially offset by an increase in the provision for loan losses.

- Total interest margin increased as a percentage of average managed receivables to 6.2% in fiscal 2025 compared with 6.0% in fiscal 2024. The increase was primarily driven by higher customer rates, partially offset by higher funding costs.

- Provision for Loan Losses
  ◦ The current year provision of $334.7 million increased from $310.5 million in the prior fiscal year.
  ◦ The increase in the provision for loan losses in fiscal 2025 was primarily driven by unfavorable loss performance. We experienced higher losses for receivables originated in 2022 and 2023, when average selling prices were elevated and these customers were later challenged with the macro-inflationary environment. In addition, we experienced higher losses pertaining to a segment of customers generally concentrated at the lower end of Tier 1, which we addressed through further tightening in April 2024. While the loan loss reserve was adjusted for these receivables during the first quarter of fiscal 2025, further deterioration was observed during the second quarter, resulting in an additional adjustment to the reserve. In the third and fourth quarters, losses were in line with our expectations.

- ◦ The allowance for loan losses as a percentage of ending managed receivables was 2.61% as of February 28, 2025 compared with 2.78% as of February 29, 2024. The allowance percentage decreased from the prior year primarily due to the previously implemented tightened underwriting standards, partially offset by unfavorable loss performance in CAF's portfolio of Tier 1 receivables as well as expanded investment in Tier 2.
  - ◦ We anticipate a sequential increase in the provision for the first quarter of fiscal 2026 over the $68 million observed in the fourth quarter of fiscal 2025 given the seasonal nature of the first quarter in terms of higher sales volume and a larger mix of lower credit quality purchasers. In addition, our recapture of profitable portions of Tier 1 originations, as discussed above, will require additional loss provision. We estimate the combined effect from these items will increase our provision by approximately 45% to 50% as compared to the fourth quarter of fiscal 2025. For the remainder of fiscal 2026, we anticipate the quarterly provision to decrease slightly from the seasonal peak in the first quarter but remain elevated relative to our fourth quarter fiscal 2025 provision. Despite the anticipated increase in our provision, we expect CAF income to increase in fiscal 2026.

- Loan Performance
  - ◦ The decline in net loan originations in fiscal 2025 resulted from decreases in the average amount financed and the net penetration rate, partially offset by an increase in used unit sales.
  - ◦ The weighted average contract rate increased to 11.3% in fiscal 2025, compared with 11.2% in the prior year. The increase was primarily due to our expansion of Tier 2 originations within CAF's portfolio, partially offset by a reduction in Tier 3 originations.
  - ◦ The decrease in past due accounts as a percentage of ending managed receivables for fiscal 2025 primarily reflects the impact of enhancements to our payment extension policy, as discussed above.

PLANNED FUTURE ACTIVITIES

We anticipate opening a total of ten locations in fiscal 2026, including six stores and four stand-alone reconditioning/auction centers. We currently estimate capital expenditures will total approximately $575 million in fiscal 2026. Capital expenditures were $467.9 million in fiscal 2025. The year-over-year increase in planned spending is primarily driven by timing related to land purchases. Planned capital spending in fiscal 2026 largely consists of spending to support our future long-term growth in offsite reconditioning and auction facilities, as well as our new stores.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1(X) to the consolidated financial statements for information on recent accounting pronouncements applicable to CarMax.

FINANCIAL CONDITION

Liquidity and Capital Resources
Our primary ongoing cash requirements are to fund our existing operations, store and capacity expansion, store improvement, CAF, strategic growth initiatives and our share repurchase program. Our primary ongoing sources of liquidity include funds provided by operations, proceeds from non-recourse funding vehicles and borrowings under our revolving credit facility or through other financing sources.

Our current capital allocation strategy is to focus on our core business including investing in digital capabilities and the strategic expansion of our store and capacity footprint, pursue CAF's expansion into the full credit spectrum, pursue new growth opportunities through investments, partnerships and acquisitions and return excess capital to shareholders. We believe we have the appropriate liquidity, access to capital and financial strength to support our operations and continue investing in our business for the next 12 months and thereafter for the foreseeable future.

We have historically managed leverage based on a number of factors, including internal financial forecasts, consideration of CAF's operational and capital needs, external peer benchmarking, requirements of our debt agreements and macroeconomic conditions. Generally, we expect to use our revolving credit facility and other financing sources, together with stock repurchases, to maintain a leverage profile that ensures operating flexibility while supporting continued investment in the business.

We are party to contractual obligations involving commitments to make payments to third parties. These obligations impact our liquidity and capital resource needs. Our contractual obligations primarily consist of long-term debt and related interest payments, leases, purchase obligations and commitments, income taxes and defined benefit retirement plans. See Notes 12 and 16 for amounts outstanding as of February 28, 2025 related to debt and leases, respectively.

Our contractual obligations related to income taxes represent the net unrecognized tax benefits related to uncertain tax positions. See Note 10 for information related to income taxes. Our contractual obligations related to defined benefit retirement plans represent the funded status recognized as of February 28, 2025. See Note 11 for information related to these plans.

Purchase obligations and commitments consist of certain enforceable and legally binding obligations related to real estate purchases, third-party outsourcing services and advertising. As of February 28, 2025, our purchase obligations and commitments were approximately $371.9 million, of which $163.9 million are due in fiscal 2026. The majority of the remaining purchase obligations and commitments are due within the next three years.

Operating Activities. During fiscal 2025, net cash provided by operating activities totaled $624.4 million compared with $458.6 million in fiscal 2024.

As of February 28, 2025, total inventory was $3.93 billion, representing an increase of $256.6 million, or 7.0%, compared with the balance as of the start of the fiscal year. The increase was primarily due to an increase in vehicle units reflecting higher sales volume and our inventory build in anticipation of tax refund season, which typically has higher demand. The increase in inventory was also driven by an increase in average cost resulting from shifts in the mix of vehicles by class.

Our operating cash flows are significantly impacted by changes in auto loans receivable, which increased $565.6 million in fiscal 2025 compared with $980.6 million in fiscal 2024. A significant portion of the changes in auto loans receivable are accompanied by changes in non-recourse notes payable, which are issued to fund auto loans originated by CAF. Net issuances of non-recourse notes payable were $252.8 million in fiscal 2025 compared with $506.9 million in fiscal 2024 and are separately reflected as cash from financing activities. Due to the presentation differences between auto loans receivable and non-recourse notes payable on the consolidated statements of cash flows, fluctuations in these amounts can impact our operating and financing cash flows without significantly affecting our overall liquidity, working capital or cash flows.

The increase in net cash provided by operating activities for fiscal 2025 compared with fiscal 2024 primarily reflected the change in auto loans receivable, as discussed above, and an increase in net earnings when excluding non-cash expenses, which include depreciation and amortization, share-based compensation expense and the provisions for loan losses and cancellation reserves. This increase was partially offset by the change in inventory, as discussed above, as well as the net impact of volume and timing-related changes in accounts receivable and accounts payable.

Investing Activities. Net cash used in investing activities totaled $461.0 million in fiscal 2025 compared with $467.0 million in fiscal 2024. Capital expenditures were $467.9 million in fiscal 2025 versus $465.3 million in fiscal 2024. Capital expenditures primarily included land purchases and construction costs to support our growth capacity initiatives and new store openings. We maintain a multi-year pipeline of sites to support our store and capacity growth, so portions of capital spending in one year may relate to locations that we open in subsequent fiscal years.

Financing Activities. Net cash used in financing activities was $453.5 million in fiscal 2025, compared with net cash provided by financing activities of $307.8 million in fiscal 2024. Included in these amounts were net issuances of non-recourse notes payable of $252.8 million in fiscal 2025 compared with $506.9 million in the prior year. Non-recourse notes payable are typically used to fund changes in auto loans receivable (see "Operating Activities").

During fiscal 2025, cash used in financing activities was impacted by net payments on our long-term debt of $313.8 million as well as stock repurchases of $428.5 million. During fiscal 2024, cash provided by financing activities was impacted by net payments on our long-term debt of $111.5 million as well as stock repurchases of $94.1 million.

TOTAL DEBT AND CASH AND CASH EQUIVALENTS

		As of February 28 or 29	
(In thousands)			
Debt Description [1]	**Maturity Date**	**2025**	**2024**
Revolving credit facility [2]	June 2028	$ —	$ —
Term loan [2]	June 2024	—	300,000
Term loan [2]	October 2026	699,773	699,633
4.17% Senior notes	April 2026	200,000	200,000
4.27% Senior notes	April 2028	200,000	200,000
Financing obligations	Various dates through February 2059	487,676	516,544
Non-recourse notes payable	Various dates through June 2032	17,119,758	16,866,972
Total debt [3]		$ 18,707,207	$ 18,783,149
Cash and cash equivalents		$ 246,960	$ 574,142

[1] Interest is payable monthly, with the exception of our senior notes, which are payable semi-annually.
[2] Borrowings accrue interest at variable rates based on SOFR, the federal funds rate, or the prime rate, depending on the type of borrowing.
[3] Total debt excludes unamortized debt issuance costs. See Note 12 for additional information.

Borrowings under our $2.00 billion unsecured revolving credit facility are available for working capital and general corporate purposes, and the unused portion is fully available to us. The credit facility, term loan and senior note agreements contain representations and warranties, conditions and covenants. If these requirements are not met, all amounts outstanding or otherwise owed could become due and payable immediately and other limitations could be placed on our ability to use any available borrowing capacity. As of February 28, 2025, we were in compliance with these financial covenants.

See Note 12 for additional information on our revolving credit facility, term loan, senior notes and financing obligations.

CAF auto loans receivable are primarily funded through our warehouse facilities and asset-backed term funding transactions. These non-recourse funding vehicles are structured to legally isolate the auto loans receivable, and we would not expect to be able to access the assets of our non-recourse funding vehicles, even in insolvency, receivership or conservatorship proceedings. Similarly, the investors in the non-recourse notes payable have no recourse to our assets beyond the related receivables, the amounts on deposit in reserve accounts and the restricted cash from collections on auto loans receivable. We do, however, continue to have the rights associated with the interest we retain in these non-recourse funding vehicles.

As of February 28, 2025, $13.24 billion and $3.88 billion of non-recourse notes payable were outstanding related to asset-backed term funding transactions and our warehouse facilities, respectively. During fiscal 2025, we funded a total of $6.82 billion in asset-backed term funding transactions. As of February 28, 2025, we had $2.22 billion of unused capacity in our warehouse facilities.

We have periodically increased our warehouse facility limit over time, as our store base, sales and CAF loan originations have grown. See Notes 1(F) and 12 for additional information on the warehouse facilities.

We generally repurchase the receivables funded through our warehouse facilities when we enter into an asset-backed term funding transaction. If our counterparties were to refuse to permit these repurchases it could impact our ability to execute on our funding program. Additionally, the agreements related to the warehouse facilities include various representations and warranties, as well as covenants and performance triggers related to events of default. If these requirements are not met, we could be unable to continue to fund receivables through the warehouse facilities. In addition, warehouse facility investors could charge us a higher rate of interest and could have us replaced as servicer. Further, we could be required to deposit collections on the related receivables with the warehouse facility agents on a daily basis and deliver executed lockbox agreements to the warehouse facility agents.

The timing and amount of stock repurchases are determined based on stock price, market conditions, legal requirements and other factors. Shares repurchased are deemed authorized but unissued shares of common stock. As of February 28, 2025, a total of $2 billion of board authorizations for repurchases was outstanding, with no expiration date, of which $1.94 billion remained available for repurchase. See Note 13 for more information on share repurchase activity.

Fair Value Measurements. We recognize money market securities, mutual fund investments, certain equity investments and derivative instruments at fair value. See Note 6 for more information on fair value measurements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Interest Rate Exposure - Non-Recourse Notes Payable

As of February 28, 2025 and February 29, 2024, all loans in our portfolio of managed receivables were fixed-rate installment contracts. Financing for these receivables was achieved primarily through non-recourse funding vehicles that, in turn, issued both fixed- and variable-rate notes. Non-recourse funding vehicles include warehouse facilities and asset-backed term funding transactions.

Borrowings under our warehouse facilities are variable-rate debt and are secured by auto loans receivable. The receivables are funded through the warehouse facilities until we elect to fund them through an asset-backed term funding transaction, which issue notes payable that accrue interest predominantly at fixed rates.

Interest rate risk related to variable-rate debt is primarily mitigated by entering into derivative instruments. Our derivative instruments are used to manage differences in the amount of our known or expected cash receipts and our known or expected cash payments principally related to the funding of our auto loans receivable. Disruptions in the credit markets or unexpected changes in prepayment activity could impact the effectiveness of our hedging strategies. Generally, changes in interest rates associated with underlying swaps will not have a material impact on earnings; however, they could have a material impact on cash and cash flows.

Absent any additional actions by the company to further mitigate risk, a 100-basis point increase in market interest rates associated with non-recourse funding vehicles would have decreased our fiscal 2025 net earnings per share by approximately $0.18.

Credit risk is the exposure to nonperformance of another party to an agreement. We mitigate credit risk by dealing with highly rated bank counterparties. The market and credit risks associated with derivative instruments are similar to those relating to other types of financial instruments. See Notes 5 and 6 for additional information on derivative instruments and hedging activities.

COMPOSITION OF NON-RECOURSE NOTES PAYABLE

| (In millions) | As of February 28 or 29 | |
	2025	2024
Fixed-rate	$ 10,933.1	$ 10,437.1
Variable-rate [(1)]	6,186.7	6,429.9
Total	$ 17,119.8	$ 16,867.0

[(1)] *Variable-rate debt includes borrowings under our warehouse facilities as well as the variable portion of borrowings under our asset-backed term funding transactions. See Note 12.*

Interest Rate Exposure - Other Debt

We have interest rate risk from changing interest rates related to borrowings under our revolving credit facility. We also have interest rate risk from changing interest rates related to borrowings under our term loan; however, a portion of the variable-rate risk is mitigated by derivative instruments. Substantially all of these borrowings are variable-rate debt based on SOFR. A 100-basis point increase in market interest rates would have decreased our fiscal 2025 net earnings per share by approximately $0.01.

Other Market Exposures

Our pension plan has interest rate risk related to its projected benefit obligation ("PBO"). Due to the relatively young overall age of the plan's participants, a 100-basis point change in the discount rate has approximately a 14% effect on the PBO balance. A 100-basis point decrease in the discount rate would have decreased our fiscal 2025 net earnings per share by less than $0.01. See Note 11 for more information on our benefit plans.

As our cash-settled restricted stock units are liability awards, the related compensation expense is sensitive to changes in the company's stock price. The mark-to-market effect on the liability depends on each award's grant price and previously recognized expense. At February 28, 2025, a 10% increase in the company's stock price would have affected fiscal 2025 net earnings per share by approximately $0.03.

Item 8. Consolidated Financial Statements and Supplementary Data.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of February 28, 2025.

KPMG LLP, the company's independent registered public accounting firm, has issued a report on our internal control over financial reporting. Their report is included herein.

WILLIAM D. NASH
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ENRIQUE N. MAYOR-MORA
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
CarMax, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of CarMax, Inc. and subsidiaries (the Company) as of February 28, 2025 and February 29, 2024, the related consolidated statements of earnings, comprehensive income, cash flows, and shareholders' equity for each of the years in the three-year period ended February 28, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025 and February 29, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended February 28, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 28, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 11, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for loan losses on Tier 1 managed receivables

As discussed in Notes 1(H) and 4 to the consolidated financial statements, the Company maintained an allowance for loan losses on Tier 1 managed receivables for the net credit losses expected over the remaining contractual life of the managed receivables. The balance of the allowance for loan losses on Tier 1 managed receivables at February 28, 2025 was $378.1 million. The Company estimates the allowance for loan losses using the net loss timing curve method, primarily based on the composition of the portfolio of managed receivables and historical gross loss and recovery trends. The net loss estimate for Tier 1 managed receivables with less than 18 months of performance history weights both the historical losses by credit grade at origination and actual loss data on the receivables to-date, along with forward loss curves, in estimating future performance. Once the receivables have 18 months of performance history, the net loss estimate for Tier 1 managed receivables reflects actual loss experience of those receivables to date, along with forward loss curves. The output of the net loss timing curve is adjusted to take into account reasonable and supportable macroeconomic forecasts about the future. An economic adjustment

factor, based upon a single macroeconomic scenario, is developed to capture the relationship between changes in this forecast and changes in gross loss and recovery rates. This factor is applied to the output of the net loss timing curve for the reasonable and supportable forecast period, after which the Company reverts to historical experience on a straight-line basis. In addition, the Company assesses the need to make qualitative adjustments to the output of the net loss timing curve method as necessary for factors not reflected in the quantitative methods.

We identified the assessment of the allowance for loan losses on Tier 1 managed receivables as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. The assessment involved evaluating the allowance for loan losses methodology, including the net loss timing curve and its key assumptions, which consisted of the historical observation periods, forward loss curves, the weighting of actual loss data versus historical losses by credit grade performance used for receivables with less than 18 months of performance history, and an economic adjustment factor for the reasonable and supportable forecast period. Our assessment also included an evaluation of the qualitative adjustments and the conceptual soundness and mathematical accuracy of the net loss timing curve.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the allowance for loan losses on Tier 1 managed receivables, including controls over the (1) development and approval of the allowance for loan losses methodology, (2) the identification and determination of the key assumptions and qualitative adjustments, and (3) design and mathematical accuracy of the net loss timing curve. We evaluated the Company's process to develop the allowance for loan losses on Tier 1 managed receivables and involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's allowance for loan losses methodology for compliance with U.S. generally accepted accounting principles

- evaluating the conceptual soundness and mathematical accuracy of the net loss timing curve

- evaluating the methodology, including key assumptions, used to develop the economic adjustment factor and the reasonable and supportable period by comparing them to the Company's business environment, relevant industry practices, and portfolio risk characteristics and trends

- assessing the other key assumptions used in the net loss timing curve by comparing to historical loss performance and the credit composition of the existing loan portfolio

- evaluating the methodology used to develop the qualitative adjustments compared with relevant credit risk factors and consistency with trends and identified limitations of the underlying net loss timing curve.

/s/ KPMG LLP

We have served as the Company's auditor since 1996.

Richmond, Virginia
April 11, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
CarMax, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited CarMax, Inc. and subsidiaries' (the Company) internal control over financial reporting as of February 28, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 28, 2025 and February 29, 2024, the related consolidated statements of earnings, comprehensive income, cash flows and shareholders' equity, for each of the years in the three-year period ended February 28, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 11, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Richmond, Virginia
April 11, 2025

CONSOLIDATED STATEMENTS OF EARNINGS

		Years Ended February 28 or 29					
(In thousands except per share data)	**2025**	**% (1)**	2024	**% (1)**	2023	**% (1)**	
SALES AND OPERATING REVENUES:							
Used vehicle sales	$ **21,079,654**	**80.0**	$ 20,922,279	78.8	$ 23,034,286	77.6	
Wholesale vehicle sales	**4,587,457**	**17.4**	4,975,802	18.8	5,989,796	20.2	
Other sales and revenues	**686,309**	**2.6**	637,959	2.4	660,791	2.2	
NET SALES AND OPERATING REVENUES	**26,353,420**	**100.0**	26,536,040	100.0	29,684,873	100.0	
COST OF SALES:							
Used vehicle cost of sales	**19,256,483**	**73.1**	19,170,320	72.2	21,186,135	71.4	
Wholesale vehicle cost of sales	**4,029,876**	**15.3**	4,419,044	16.7	5,399,969	18.2	
Other cost of sales	**169,160**	**0.6**	233,467	0.9	298,566	1.0	
TOTAL COST OF SALES	**23,455,519**	**89.0**	23,822,831	89.8	26,884,670	90.6	
GROSS PROFIT	**2,897,901**	**11.0**	2,713,209	10.2	2,800,203	9.4	
CARMAX AUTO FINANCE INCOME	**581,749**	**2.2**	568,271	2.1	663,404	2.2	
Selling, general and administrative expenses	**2,435,404**	**9.2**	2,286,378	8.6	2,487,357	8.4	
Depreciation and amortization	**255,321**	**1.0**	239,028	0.9	228,449	0.8	
Interest expense	**107,941**	**0.4**	124,750	0.5	120,398	0.4	
Other expense (income)	**11,624**	**—**	(10,271)	—	(9,401)	—	
Earnings before income taxes	**669,360**	**2.5**	641,595	2.4	636,804	2.1	
Income tax provision	**168,804**	**0.6**	162,391	0.6	152,042	0.5	
NET EARNINGS	$ **500,556**	**1.9**	$ 479,204	1.8	$ 484,762	1.6	
WEIGHTED AVERAGE COMMON SHARES:							
Basic	**155,330**		158,216		158,800		
Diluted	**156,061**		158,707		159,771		
NET EARNINGS PER SHARE:							
Basic	$ **3.22**		$ 3.03		$ 3.05		
Diluted	$ **3.21**		$ 3.02		$ 3.03		

(1) *Percents are calculated as a percentage of net sales and operating revenues and may not total due to rounding.*

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)		Years Ended February 28 or 29					
		2025		2024		2023	
NET EARNINGS	$	**500,556**	$	479,204	$	484,762	
Other comprehensive (loss) income, net of taxes:							
Net change in retirement benefit plan unrecognized actuarial losses		**1,108**		7,474		28,411	
Net change in cash flow hedge unrecognized gains		**(57,307)**		(46,064)		115,880	
Other comprehensive (loss) income, net of taxes		**(56,199)**		(38,590)		144,291	
TOTAL COMPREHENSIVE INCOME	$	**444,357**	$	440,614	$	629,053	

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands except share data)		As of February 28 or 29		
		2025		2024
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	**246,960**	$	574,142
Restricted cash from collections on auto loans receivable		**559,118**		506,648
Accounts receivable, net		**188,733**		221,153
Inventory		**3,934,622**		3,678,070
Other current assets		**148,203**		246,581
TOTAL CURRENT ASSETS		**5,077,636**		5,226,594
Auto loans receivable, net of allowance for loan losses of $458,730 and $482,790 as of February 28, 2025 and February 29, 2024, respectively		**17,242,789**		17,011,844
Property and equipment, net		**3,841,833**		3,665,530
Deferred income taxes		**140,332**		98,790
Operating lease assets		**493,355**		520,717
Goodwill		**141,258**		141,258
Other assets		**467,003**		532,064
TOTAL ASSETS	$	**27,404,206**	$	27,196,797
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	**977,845**	$	933,708
Accrued expenses and other current liabilities		**529,926**		523,971
Accrued income taxes		**87,526**		—
Current portion of operating lease liabilities		**59,335**		57,161
Current portion of long-term debt		**16,821**		313,282
Current portion of non-recourse notes payable		**526,518**		484,167
TOTAL CURRENT LIABILITIES		**2,197,971**		2,312,289
Long-term debt, excluding current portion		**1,570,296**		1,602,355
Non-recourse notes payable, excluding current portion		**16,567,044**		16,357,301
Operating lease liabilities, excluding current portion		**481,963**		496,210
Other liabilities		**343,944**		354,902
TOTAL LIABILITIES		**21,161,218**		21,123,057
Commitments and contingent liabilities				
SHAREHOLDERS' EQUITY:				
Common stock, $0.50 par value; 350,000,000 shares authorized; 153,319,678 and 157,611,939 shares issued and outstanding as of February 28, 2025 and February 29, 2024, respectively		**76,660**		78,806
Capital in excess of par value		**1,891,012**		1,808,746
Accumulated other comprehensive income		**3,080**		59,279
Retained earnings		**4,272,236**		4,126,909
TOTAL SHAREHOLDERS' EQUITY		**6,242,988**		6,073,740
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**27,404,206**	$	27,196,797

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)		Years Ended February 28 or 29				
		2025		2024		2023
OPERATING ACTIVITIES:						
Net earnings	$	**500,556**	$	479,204	$	484,762
Adjustments to reconcile net earnings to net cash provided by operating activities:						
Depreciation and amortization		**294,801**		260,414		265,224
Share-based compensation expense		**134,709**		119,720		85,592
Provision for loan losses		**334,667**		310,516		317,013
Provision for cancellation reserves		**97,701**		80,311		98,137
Deferred income tax benefit		**(23,724)**		(4,800)		(6,550)
Other		**20,781**		9,252		4,773
Net decrease (increase) in:						
Accounts receivable, net		**32,420**		77,630		262,201
Inventory		**(256,552)**		48,072		1,398,427
Other current assets		**109,162**		39,939		103,222
Auto loans receivable, net		**(565,612)**		(980,569)		(1,369,103)
Other assets		**(19,230)**		(13,902)		(52,286)
Net increase (decrease) in:						
Accounts payable, accrued expenses and other current liabilities and accrued income taxes		**71,714**		118,511		(197,687)
Other liabilities		**(106,954)**		(85,681)		(110,393)
NET CASH PROVIDED BY OPERATING ACTIVITIES		**624,439**		458,617		1,283,332
INVESTING ACTIVITIES:						
Capital expenditures		**(467,939)**		(465,307)		(422,710)
Proceeds from disposal of property and equipment		**333**		1,351		5,190
Purchases of investments		**(10,738)**		(6,193)		(12,526)
Sales and returns of investments		**17,342**		3,151		4,280
NET CASH USED IN INVESTING ACTIVITIES		**(461,002)**		(466,998)		(425,766)
FINANCING ACTIVITIES:						
Proceeds from issuances of long-term debt		**522,800**		134,600		3,020,700
Payments on long-term debt		**(836,622)**		(246,067)		(4,275,353)
Cash paid for debt issuance costs		**(21,253)**		(21,633)		(19,781)
Payments on finance lease obligations		**(16,536)**		(16,674)		(12,200)
Issuances of non-recourse notes payable		**12,968,491**		12,380,050		14,333,896
Payments on non-recourse notes payable		**(12,715,705)**		(11,873,169)		(13,440,603)
Repurchase and retirement of common stock		**(428,453)**		(94,086)		(333,932)
Equity issuances		**73,741**		44,766		17,093
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		**(453,537)**		307,787		(710,180)
(Decrease) increase in cash, cash equivalents, and restricted cash		**(290,100)**		299,406		147,386
Cash, cash equivalents, and restricted cash at beginning of year		**1,250,410**		951,004		803,618
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$	**960,310**	$	1,250,410	$	951,004

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS

Cash and cash equivalents	$	**246,960**	$	574,142	$	314,758
Restricted cash from collections on auto loans receivable		**559,118**		506,648		470,889
Restricted cash included in other assets		**154,232**		169,620		165,357
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$	**960,310**	$	1,250,410	$	951,004

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of February 28, 2022	**161,054**	**$ 80,527**	**$ 1,677,268**	**$ 3,524,066**	**$ (46,422)**	**$ 5,235,439**
Net earnings	—	—	—	484,762	—	484,762
Other comprehensive income	—	—	—	—	144,291	144,291
Share-based compensation expense	—	—	62,025	—	—	62,025
Repurchases of common stock	(3,404)	(1,702)	(35,807)	(285,734)	—	(323,243)
Exercise of common stock options	268	134	16,959	—	—	17,093
Stock incentive plans, net shares issued	161	81	(7,371)	—	—	(7,290)
Balance as of February 28, 2023	**158,079**	**$ 79,040**	**$ 1,713,074**	**$ 3,723,094**	**$ 97,869**	**$ 5,613,077**
Net earnings	—	—	—	479,204	—	479,204
Other comprehensive loss	—	—	—	—	(38,590)	(38,590)
Share-based compensation expense	—	—	70,956	—	—	70,956
Repurchases of common stock	(1,334)	(667)	(15,351)	(75,389)	—	(91,407)
Exercise of common stock options	752	376	44,390	—	—	44,766
Stock incentive plans, net shares issued	115	57	(4,323)	—	—	(4,266)
Balance as of February 29, 2024	**157,612**	**$ 78,806**	**$ 1,808,746**	**$ 4,126,909**	**$ 59,279**	**$ 6,073,740**
Net earnings	—	—	—	500,556	—	500,556
Other comprehensive loss	—	—	—	—	(56,199)	(56,199)
Share-based compensation expense	—	—	79,585	—	—	79,585
Repurchases of common stock	(5,506)	(2,753)	(68,629)	(355,229)	—	(426,611)
Exercise of common stock options	1,154	577	73,164	—	—	73,741
Stock incentive plans, net shares issued	60	30	(1,854)	—	—	(1,824)
Balance as of February 28, 2025	**153,320**	**$ 76,660**	**$ 1,891,012**	**$ 4,272,236**	**$ 3,080**	**$ 6,242,988**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Business and Background

CarMax, Inc. ("we," "our," "us," "CarMax" and "the company"), including its wholly owned subsidiaries, is the nation's largest retailer of used vehicles. We operate in two reportable segments: CarMax Sales Operations and CarMax Auto Finance ("CAF"). Our CarMax Sales Operations segment consists of all aspects of our auto merchandising and service operations, excluding financing provided by CAF. Our CAF segment consists solely of our own finance operation that provides financing to customers buying retail vehicles from CarMax.

On June 1, 2021, we completed the acquisition of Edmunds Holding Company ("Edmunds"). At that time, Edmunds was identified as a non-reportable operating segment and has been presented as "Other" in the Segment Information footnote in our prior period financial statements. Since the acquisition, Edmunds' business strategy has become increasingly integrated with that of CarMax Sales Operations. Beginning in the first quarter of fiscal 2025, the chief operating decision maker ("CODM") assessed the financial performance related to Edmunds' operations together with the rest of the CarMax Sales Operations segment. As a result, as of May 31, 2024, the company realigned its operating segments to be consistent with the manner in which the CODM assesses performance and makes resource allocations. The company now operates in two operating segments, CarMax Sales Operations and CAF, both of which continue to be reportable segments.

The operating segment change did not impact the company's consolidated financial statements but did impact our previous segment footnote disclosure. The Segment Information footnote is no longer presented, as the previous disclosures were for the purpose of presenting the Edmunds operating segment separate from CarMax Sales Operations. The current and prior period required disclosures related to our reportable segments are included elsewhere within the consolidated financial statements and related footnotes. The chief executive officer, who serves as the company's CODM, reviews the performance of our CarMax Sales Operations segment at the gross profit level, the components of which are presented within the consolidated statements of earnings. The CODM uses gross profit to assess financial performance, monitor forecasted versus actual results and adjust pricing strategy. The required segment information related to our CAF segment is presented in Note 3. Additionally, asset information by segment is not utilized for purposes of assessing performance or allocating resources and, as a result, such information has not been presented.

We deliver an unrivaled customer experience by offering a broad selection of quality used vehicles and related products and services at competitive, no-haggle prices using a customer-friendly sales process. Our omni-channel experience provides a common platform across all of CarMax that leverages our scale, nationwide footprint and infrastructure and empowers our customers to buy a vehicle on their terms, whether online, in-store or through a seamless combination of both. Our associates, stores, technology and digital capabilities seamlessly tied together enable us to provide the most customer centric car buying and selling experience, a key differentiator. We offer customers a range of related products and services, including the appraisal and purchase of vehicles directly from consumers and dealers; the financing of retail vehicle purchases through CAF and third-party finance providers; the sale of extended protection plan ("EPP") products, which include extended service plans ("ESPs") and guaranteed asset protection ("GAP"); advertising and subscription services; and vehicle repair service. Vehicles purchased through the appraisal process that do not meet our retail standards are sold to licensed dealers through on-site or virtual wholesale auctions.

(B) Basis of Presentation and Use of Estimates

The consolidated financial statements include the accounts of CarMax and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year's presentation. Amounts and percentages may not total due to rounding.

(C) Cash and Cash Equivalents

Cash equivalents consisting of highly liquid investments with original maturities of three months or less were $126.9 million as of February 28, 2025 and $484.3 million as of February 29, 2024.

(D) Restricted Cash from Collections on Auto Loans Receivable

Cash equivalents, totaling $559.1 million as of February 28, 2025 and $506.6 million as of February 29, 2024, consisted of collections of principal, interest and fee payments on auto loans receivable that are restricted for payment to holders of non-recourse notes payable pursuant to the applicable agreements.

(E) Accounts Receivable, Net

Accounts receivable, net of an allowance for doubtful accounts, includes certain amounts due from third-party finance providers and customers, and other miscellaneous receivables. The allowance for doubtful accounts is estimated based on historical experience and trends.

(F) Financing and Securitization Transactions

We maintain a funding program composed of three warehouse facilities ("warehouse facilities") that we use to fund auto loans receivable originated by CAF. We typically elect to fund these receivables through an asset-backed term funding transaction, such as a term securitization or alternative funding arrangement, at a later date. We sell the auto loans receivable to one of three wholly owned, bankruptcy-remote, special purpose entities that transfer an undivided percentage ownership interest in the receivables, but not the receivables themselves, to entities formed by third-party investors. These entities issue asset-backed commercial paper or utilize other funding sources supported by the transferred receivables, and the proceeds are used to finance the related receivables.

We typically use term securitizations to provide long-term funding for most of the auto loans receivable initially funded through the warehouse facilities. In these transactions, a pool of auto loans receivable is sold to a bankruptcy-remote, special purpose entity that, in turn, transfers the receivables to a special purpose securitization trust. The securitization trust issues asset-backed securities, secured or otherwise supported by the transferred receivables, and the proceeds from the sale of the asset-backed securities are used to finance the securitized receivables.

We are required to evaluate term securitization trusts for consolidation. In our capacity as servicer, we have the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. In addition, we have the obligation to absorb losses (subject to limitations) and the rights to receive any returns of the trusts, which could be significant. Accordingly, we are the primary beneficiary of the trusts and are required to consolidate them.

We recognize transfers of auto loans receivable into the warehouse facilities and asset-backed term funding transactions, including term securitizations (together, "non-recourse funding vehicles"), as secured borrowings, which result in recording the auto loans receivable and the related non-recourse notes payable on our consolidated balance sheets.

These receivables can only be used as collateral to settle obligations of the related non-recourse funding vehicles. The non-recourse funding vehicles and investors have no recourse to our assets beyond the related receivables, the amounts on deposit in reserve accounts and the restricted cash from collections on auto loans receivable. We have not provided financial or other support to the non-recourse funding vehicles that was not previously contractually required, and there are no additional arrangements, guarantees or other commitments that could require us to provide financial support to the non-recourse funding vehicles.

See Notes 4 and 12 for additional information on auto loans receivable and non-recourse notes payable.

(G) Inventory

Inventory is primarily comprised of vehicles held for sale or currently undergoing reconditioning and is stated at the lower of cost or net realizable value ("NRV"). Vehicle inventory cost is determined by specific identification. Parts, labor and overhead costs associated with reconditioning vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in inventory.

(H) Auto Loans Receivable, Net

Auto loans receivable include amounts due from customers related to retail vehicle sales financed through CAF and are presented net of an allowance for loan losses. The allowance for loan losses represents the net credit losses expected over the remaining contractual life of our managed receivables. See Note 4 for additional information on our significant accounting policies related to auto loans receivable and the allowance for loan losses.

(I) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the shorter of the asset's estimated useful life or the lease term, if applicable. Costs incurred during new store construction are capitalized as construction-in-progress and reclassified to the appropriate fixed asset categories when the store is completed.

Estimated Useful Lives

	Life
Buildings	25 years
Leasehold improvements	10 – 15 years
Furniture, fixtures and equipment	3 – 15 years
Software	5 years

We review long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We recognize impairment when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value of the asset. See Note 7 for additional information on property and equipment.

(J) Other Assets

Restricted Cash on Deposit in Reserve Accounts. The restricted cash on deposit in reserve accounts is for the benefit of holders of non-recourse notes payable, and these funds are not expected to be available to the company or its creditors. In the event that the cash generated by the related receivables in a given period was insufficient to pay the interest, principal and other required payments, the balances on deposit in the reserve accounts would be used to pay those amounts. Restricted cash on deposit in reserve accounts is invested in money market securities or bank deposit accounts and was $99.9 million as of February 28, 2025 and $118.2 million as of February 29, 2024.

Other Investments. Other investments includes restricted money market securities primarily held to satisfy certain insurance program requirements, investments held in a rabbi trust established to fund informally our executive deferred compensation plan and investments in equity securities. Money market securities and mutual funds are reported at fair value, and investments in equity securities are reported at cost less any impairment and adjusted for any observable changes in price. Gains and losses on these securities are reflected as a component of other income. Other investments totaled $131.0 million as of February 28, 2025 and $137.3 million as of February 29, 2024.

(K) Financing Obligations

We generally account for sale-leaseback transactions as financing obligations. Accordingly, we record certain of the assets subject to these transactions on our consolidated balance sheets in property and equipment and the related sales proceeds as financing obligations in long-term debt. Depreciation is recognized on the assets over their estimated useful lives, generally 25 years. A portion of the periodic lease payments is recognized as interest expense and the remainder reduces the obligation. In the event the sale-leasebacks are modified or extended beyond their original term, the related obligation is increased based on the present value of the revised future minimum lease payments on the date of the modification, with a corresponding increase to the net carrying amount of the assets subject to these transactions. See Note 12 for additional information on financing obligations.

(L) Accrued Expenses

As of February 28, 2025 and February 29, 2024, accrued expenses and other current liabilities included accrued compensation and benefits of $257.3 million and $192.4 million, respectively; loss reserves for general liability and workers' compensation insurance of $55.4 million and $51.9 million, respectively; our vehicle return reserves of $36.5 million and $97.8 million, respectively; and the current portion of cancellation reserves. See Note 9 for additional information on cancellation reserves.

(M) Defined Benefit Plan Obligations

The recognized funded status of defined benefit retirement plan obligations is included both in accrued expenses and other current liabilities and in other liabilities. The current portion represents benefits expected to be paid from our benefit restoration plan over the next 12 months. The defined benefit retirement plan obligations are determined using a number of actuarial assumptions. Key assumptions used in measuring the plan obligations include the discount rate, rate of return on plan assets and mortality rate. See Note 11 for additional information on our benefit plans.

(N) Insurance Liabilities

Insurance liabilities are included in accrued expenses and other current liabilities. We use a combination of insurance and self-insurance for a number of risks including workers' compensation, general liability and employee-related health care costs, a portion of which is paid by associates. Estimated insurance liabilities are determined by considering historical claims experience, demographic factors and other actuarial assumptions.

(O) Revenue Recognition

Our revenue consists primarily of used and wholesale vehicle sales, as well as sales from EPP products, advertising and subscription revenues earned by our Edmunds business and vehicle repair service revenues. See Note 2 for additional information on our significant accounting policies related to revenue recognition.

(P) Cost of Sales

Cost of sales includes the cost to acquire vehicles and the reconditioning and transportation costs associated with preparing the vehicles for resale. It also includes payroll, fringe benefits, and parts, labor and overhead costs associated with reconditioning and vehicle repair services. The gross profit earned by our service department for used vehicle reconditioning service is a reduction of cost of sales. We maintain a reserve to eliminate the internal profit on vehicles that have not been sold.

(Q) Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses primarily include compensation and benefits, other than payroll related to reconditioning and vehicle repair services; rent and other occupancy costs; advertising; and other, including IT expenses, non-CAF bad debt, insurance, preopening and relocation costs, travel, charitable contributions, and other administrative expenses.

(R) Advertising Expenses

Advertising costs are expensed as incurred and substantially all are included in SG&A expenses. Total advertising expenses were $261.9 million in fiscal 2025, $265.6 million in fiscal 2024 and $295.6 million in fiscal 2023.

(S) Location Opening Expenses

Costs related to location openings, including preopening costs, are expensed as incurred and are included in SG&A expenses.

(T) Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees and non-employee directors. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award, and we recognize the cost on a straight-line basis, net of estimated forfeitures, over the grantee's requisite service period, which is generally the vesting period of the award. We estimate the fair value of stock options using a binomial valuation model. Key assumptions used in estimating the fair value of options are dividend yield, expected volatility, risk-free interest rate and expected term. The fair values of restricted stock, stock-settled performance stock units and stock-settled deferred stock units are based on the closing prices on the date of the grant. The fair value of stock-settled market stock units is determined using a Monte-Carlo simulation based on the expected market price of our common stock on the vesting date and the expected number of converted common shares. Cash-settled restricted stock units are liability awards with fair value measurement based on the closing price of CarMax common stock as of the end of each reporting period. Share-based compensation expense is recorded in either cost of sales, CAF income or SG&A expenses based on the recipients' respective function.

We record deferred tax assets for awards that result in deductions on our income tax returns, based on the amount of compensation expense recognized and the statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in income tax expense. See Note 13 for additional information on stock-based compensation.

(U) Derivative Instruments and Hedging Activities

We enter into derivative instruments to manage certain risks arising from both our business operations and economic conditions that result in the future known receipt or payment of uncertain cash amounts, the values of which are impacted by interest rates. We recognize the derivatives at fair value on the consolidated balance sheets, and where applicable, such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting may not apply or we do not elect to apply hedge accounting. See Note 5 for additional information on derivative instruments and hedging activities.

(V) Income Taxes

We file a consolidated federal income tax return. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. Changes in tax laws and tax rates are reflected in the income tax provision in the period in which the changes are enacted. We evaluate the need to record valuation allowances that would reduce deferred tax assets to the amount that will more likely than not be realized. When assessing the need for valuation allowances, we consider available loss carrybacks, tax planning strategies, future reversals of existing temporary differences and future taxable income.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the position will be sustained upon review by tax authorities. Benefits recognized from tax positions are measured at the highest tax benefit that is greater than 50% likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different from the amounts recorded, the differences impact income tax expense in the period in which the determination is made. Interest and penalties related to income tax matters are included in SG&A expenses. See Note 10 for additional information on income taxes.

(W) Net Earnings Per Share
Basic net earnings per share is computed by dividing net earnings available for basic common shares by the weighted average number of shares of common stock outstanding. Diluted net earnings per share is computed by dividing net earnings available for diluted common shares by the sum of the weighted average number of shares of common stock outstanding and dilutive potential common stock. Diluted net earnings per share is calculated using the "if-converted" treasury stock method. See Note 14 for additional information on net earnings per share.

(X) Recent Accounting Pronouncements
Adopted in the Current Period
In June 2022, the Financial Accounting Standards Board ("FASB") issued an accounting pronouncement (ASU 2022-03) related to accounting for equity securities. The amendments in the update clarify the guidance for measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of equity securities, as well as introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. This update is effective for annual periods beginning after December 15, 2023, and interim periods within those fiscal years. We adopted this pronouncement for our fiscal year beginning March 1, 2024, and it did not have a material effect on our consolidated financial statements.

In March 2023, the FASB issued an accounting pronouncement (ASU 2023-01) related to accounting for leases between entities under common control. The amendments in this update that apply to public business entities clarify the accounting for leasehold improvements associated with common control leases. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We adopted this pronouncement for our fiscal year beginning March 1, 2024, and it did not have a material effect on our consolidated financial statements.

In March 2023, the FASB issued an accounting pronouncement (ASU 2023-02) related to accounting for investments in tax credit structures using the proportional amortization method. The amendments in this update permit reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We adopted this pronouncement for our fiscal year beginning March 1, 2024, and it did not have a material effect on our consolidated financial statements.

In November 2023, the FASB issued an accounting pronouncement (ASU 2023-07) related to the disclosure of incremental segment information on an annual and interim basis. This update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. We adopted this pronouncement in the fourth quarter of fiscal 2025, and it did not have a material effect on our consolidated financial statements.

Effective in Future Periods
In November 2024, the FASB issued an accounting pronouncement (ASU 2024-03) related to expense disclosures. The amendments in this update require public entities to provide disaggregated disclosure of expenses included within relevant income statement expense captions, as well as additional disclosures about selling expenses. This update is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We plan to adopt this pronouncement beginning with our fiscal year ended February 29, 2028. We are currently in the process of evaluating the effects of this pronouncement on our consolidated financial statements.

In November 2024, the FASB issued an accounting pronouncement (ASU 2024-04) related to induced conversions of convertible debt instruments. The amendments in this update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions rather than as debt extinguishments. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, though early adoption is permitted. We plan to adopt this pronouncement for our fiscal year beginning March 1, 2026, and we do not expect it to have a material effect on our consolidated financial statements.

2. REVENUE

We recognize revenue when control of the good or service has been transferred to the customer, generally either at the time of sale or upon delivery to a customer. Our contracts have a fixed contract price and revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. We collect sales taxes and other taxes from customers on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in net sales and operating revenues or cost of sales. We generally expense sales commissions when incurred because the amortization period would have been less than one year. These costs are recorded within selling, general and administrative expenses. We do not have any significant payment terms as payment is received at or shortly after the point of sale.

Disaggregation of Revenue

(In millions)	Years Ended February 28 or 29					
		2025		2024		2023
Used vehicle sales	$	21,079.7	$	20,922.3	$	23,034.3
Wholesale vehicle sales		4,587.5		4,975.8		5,989.8
Other sales and revenues:						
Extended protection plan revenues		451.7		401.8		422.3
Third-party finance (fees)/income, net		(1.5)		(5.8)		7.0
Advertising & subscription revenues [1]		139.3		135.8		133.3
Service revenues		83.4		85.1		82.3
Other		13.4		21.1		15.9
Total other sales and revenues		686.3		638.0		660.8
Total net sales and operating revenues	$	26,353.4	$	26,536.0	$	29,684.9

[1] *Excludes intercompany sales and operating revenues that have been eliminated in consolidation.*

Used Vehicle Sales. Revenue from the sale of used vehicles is recognized upon transfer of control of the vehicle to the customer. As part of our customer service strategy, we guarantee the retail vehicles we sell with a 10-day money-back guarantee. We record a reserve for estimated returns based on historical experience and trends. The reserve for estimated returns is presented gross on the consolidated balance sheets, with a return asset recorded in other current assets and a refund liability recorded in accrued expenses and other current liabilities. We also guarantee the used vehicles we sell with a 90-day/4,000-mile limited warranty. These warranties are deemed assurance-type warranties and are accounted for as warranty obligations. See Note 18 for additional information on this warranty and its related obligation.

Wholesale Vehicle Sales. Wholesale vehicles are sold at our auctions, and revenue from the sale of these vehicles is recognized upon transfer of control of the vehicle to the customer. Dealers also pay a fee to us based on the sale price of the vehicles they purchase. This fee is recognized as revenue at the time of sale. While we provide condition disclosures on each wholesale vehicle sold, the vehicles are subject to a limited right of return. We record a reserve for estimated returns based on historical experience and trends. The reserve for estimated returns is presented gross on the consolidated balance sheets, with a return asset recorded in other current assets and a refund liability recorded in accrued expenses and other current liabilities.

EPP Revenues. We also sell ESP and GAP products on behalf of unrelated third parties, who are primarily responsible for fulfilling the contract, to customers who purchase a retail vehicle. The ESPs we currently offer on all used vehicles provide coverage up to 60 months (subject to mileage limitations), while GAP covers the customer for the term of their finance contract. We recognize revenue, on a net basis, at the time of sale. We also record a reserve, or refund liability, for estimated contract cancellations. The reserve for cancellations is evaluated for each product and is based on forecasted forward cancellation curves utilizing historical experience, recent trends and credit mix of the customer base. Our risk related to contract cancellations is limited to the revenue that we receive. Cancellations fluctuate depending on the volume of EPP sales, customer financing default or prepayment rates, and shifts in customer behavior, including those related to changes in the coverage or term of the product. The current portion of estimated cancellation reserves is recognized as a component of accrued expenses and other current liabilities with the remaining amount recognized in other liabilities. See Note 9 for additional information on cancellation reserves.

We are contractually entitled to receive profit-sharing revenues based on the performance of the ESPs administered by third parties. These revenues are a form of variable consideration included in EPP revenues to the extent that it is probable that it will not result in a significant revenue reversal. An estimate of the amount to which we expect to be entitled is determined upon satisfying the performance obligation of selling the ESP. This estimate is subject to various constraints; primarily, factors that are outside of the company's influence or control. We have determined that these constraints generally preclude any profit-sharing revenues from being recognized before they are paid. As of February 28, 2025 and February 29, 2024, no current or long-term contract asset was recognized related to cumulative profit-sharing payments to which we expect to be entitled. The estimate of the amount to which we expect to be entitled is reassessed each reporting period and any changes are reflected in other sales and revenues on our consolidated statements of earnings and other assets on our consolidated balance sheets.

Third-Party Finance (Fees)/Income. Customers applying for financing who are not approved or are conditionally approved by CAF are generally evaluated by other third-party finance providers. These providers generally either pay us or are paid a fixed, pre-negotiated fee per contract. We recognize these fees at the time of sale.

Advertising and Subscription Revenues. Advertising and subscription revenues consist of revenues earned by our Edmunds business. Advertising revenues are derived from advertising contracts with automotive manufacturers based on fixed fees per impression and fees for certain activities completed by customers on the manufacturers' websites. These fees are recognized in the period the impressions are delivered or certain activities occurred. Subscription revenues are derived from packages sold to automotive dealers that include car leads, inventory listings and enhanced placement in Edmunds' dealer locator and are recognized over the period that the services are made available to the dealers. Subscription revenues also include a digital marketing subscription service, which allows dealers to gain exposure on third party partner websites. Revenues for this service are recognized on a net basis.

Service Revenues. Service revenue consists of labor and parts income related to vehicle repair service, including repairs of vehicles covered under an ESP we sell or warranty program. Service revenue is recognized at the time the work is completed.

Other Revenues. Other revenues include miscellaneous goods and services, which are immaterial to our consolidated financial statements.

3. CARMAX AUTO FINANCE

CAF provides financing to qualified retail customers purchasing vehicles from CarMax. CAF provides us the opportunity to capture additional profits, cash flows and sales while managing our reliance on third-party finance sources. Management regularly analyzes CAF's operating results by assessing profitability, the performance of the auto loans receivable, including trends in credit losses and delinquencies, and CAF direct expenses. The CODM reviews CAF income to assess CAF's performance and make operating decisions, including resource allocations.

We typically use securitizations or other funding arrangements to fund loans originated by CAF, as discussed in Note 1(F). CAF income primarily reflects the interest and fee income generated by the auto loans receivable less the interest expense associated with the debt issued to fund these receivables, a provision for estimated loan losses and direct CAF expenses.

CAF income does not include any allocation of indirect costs. Although CAF benefits from certain indirect overhead expenditures, we have not allocated indirect costs to CAF to avoid making subjective allocation decisions. Examples of indirect costs not allocated to CAF include retail store expenses and corporate expenses. In addition, except for auto loans receivable, which are disclosed in Note 4, CAF assets are not separately reported nor do we allocate assets to CAF because such allocation would not be useful to management in making operating decisions.

Components of CAF Income

(In millions)	2025	% [1]	2024	% [1]	2023	% [1]
Interest margin:						
Interest and fee income	$ 1,853.9	10.5	$ 1,677.4	9.7	$ 1,441.5	8.8
Interest expense	(763.2)	(4.3)	(638.7)	(3.7)	(310.3)	(1.9)
Total interest margin	1,090.7	6.2	1,038.7	6.0	1,131.2	6.9
Provision for loan losses	(334.7)	(1.9)	(310.5)	(1.8)	(317.0)	(1.9)
Total interest margin after provision for loan losses	756.0	4.3	728.2	4.2	814.2	5.0
Direct expenses:						
Payroll and fringe benefit expense	(75.9)	(0.4)	(66.5)	(0.4)	(62.8)	(0.4)
Depreciation and amortization	(17.1)	(0.1)	(16.5)	(0.1)	(15.5)	(0.1)
Other direct expenses	(81.3)	(0.5)	(76.9)	(0.4)	(72.4)	(0.4)
Total direct expenses	(174.3)	(1.0)	(159.9)	(0.9)	(150.8)	(0.9)
CarMax Auto Finance income	$ 581.7	3.3	$ 568.3	3.3	$ 663.4	4.1
Total average managed receivables	$ 17,683.9		$ 17,313.2		$ 16,304.3	

[1] *Percent of total average managed receivables.*

4. AUTO LOANS RECEIVABLE

Auto loans receivable include amounts due from customers related to retail vehicle sales financed through CAF and are presented net of an allowance for estimated loan losses. These auto loans represent a large group of smaller-balance homogeneous loans, which we consider to be part of one class of financing receivable and one portfolio segment for purposes of determining our allowance for loan losses. We generally use warehouse facilities to fund auto loans receivable originated by CAF until we elect to fund them through an asset-backed term funding transaction, such as a term securitization or alternative funding arrangement. We recognize transfers of auto loans receivable into the warehouse facilities and asset-backed term funding transactions (together, "non-recourse funding vehicles") as secured borrowings, which result in recording the auto loans receivable and the related non-recourse notes payable on our consolidated balance sheets. The majority of the auto loans receivable serve as collateral for the related non-recourse notes payable of $17.12 billion as of February 28, 2025, and $16.87 billion as of February 29, 2024. See Notes 1(F) and 12 for additional information on securitizations and non-recourse notes payable.

Interest income and expenses related to auto loans are included in CAF income. Interest income on auto loans receivable is recognized when earned based on contractual loan terms. All loans continue to accrue interest until repayment or charge-off. When a charge-off occurs, accrued interest is written off by reversing interest income. Due to the timely write-off of accrued interest, we have made the election to exclude accrued interest from our allowance for loan losses. Direct costs associated with loan originations are not considered material, and thus, are expensed as incurred. See Note 3 for additional information on CAF income.

Auto Loans Receivable, Net

	As of February 28 or 29	
(In millions)	2025	2024
Asset-backed term funding	$ 12,716.2	$ 12,638.2
Warehouse facilities	3,877.0	3,744.6
Overcollateralization [1]	841.0	790.9
Other managed receivables [2]	160.4	218.1
Total ending managed receivables	17,594.6	17,391.8
Accrued interest and fees	96.1	90.9
Other	10.8	11.9
Less: allowance for loan losses	(458.7)	(482.8)
Auto loans receivable, net	$ 17,242.8	$ 17,011.8

[1] Represents receivables restricted as excess collateral for the non-recourse funding vehicles.
[2] Other managed receivables includes receivables not funded through the non-recourse funding vehicles.

Credit Quality. When customers apply for financing, CAF's proprietary scoring models utilize the customers' credit history and certain application information to evaluate and rank their risk. We obtain credit histories and other credit data that includes information such as number, age, type of and payment history for prior or existing credit accounts. The application information that is used includes income, collateral value and down payment. The scoring models yield credit grades that represent the relative likelihood of repayment. Customers with the highest probability of repayment are A-grade customers. Customers assigned a lower grade are determined to have a lower probability of repayment. For loans that are approved, the credit grade influences the terms of the agreement, such as the required loan-to-value ratio and interest rate. After origination, credit grades are generally not updated.

CAF uses a combination of the initial credit grades and historical performance to monitor the credit quality of the auto loans receivable on an ongoing basis. We validate the accuracy of the scoring models periodically. Loan performance is reviewed on a recurring basis to identify whether the assigned grades adequately reflect the customers' likelihood of repayment.

Ending Managed Receivables by Major Credit Grade

	As of February 28, 2025							
	Fiscal Year of Origination [1]							
(In millions)	2025	2024	2023	2022	2021	Prior to 2021	Total	% [2]
Tier 1 managed receivables:								
A	$4,132.0	$2,607.9	$1,673.9	$ 894.1	$ 243.9	$ 48.9	$ 9,600.7	54.5
B	2,041.1	1,664.0	1,163.0	746.4	244.9	69.7	5,929.1	33.7
C and other	422.1	277.0	324.5	242.5	99.4	35.0	1,400.5	8.0
Total Tier 1 managed receivables	6,595.2	4,548.9	3,161.4	1,883.0	588.2	153.6	16,930.3	96.2
Tier 2 and Tier 3 managed receivables:								
C and other	311.9	177.1	116.9	46.3	5.4	6.7	664.3	3.8
Total ending managed receivables	$6,907.1	$4,726.0	$3,278.3	$1,929.3	$ 593.6	$ 160.3	$17,594.6	100.0
Gross charge-offs	$ 44.7	$ 193.2	$ 196.2	$ 107.2	$ 30.3	$ 17.6	$ 589.2	

(In millions)	As of February 29, 2024 Fiscal Year of Origination [1]							
	2024	2023	2022	2021	2020	Prior to 2020	Total	% [2]
Tier 1 managed receivables:								
A	$3,922.7	$2,660.6	$1,635.1	$ 614.0	$ 268.7	$ 40.0	$ 9,141.1	52.6
B	2,370.8	1,738.8	1,225.9	493.3	233.4	61.3	6,123.5	35.2
C and other	344.1	498.6	400.3	192.2	86.6	26.9	1,548.7	8.9
Total Tier 1 managed receivables	6,637.6	4,898.0	3,261.3	1,299.5	588.7	128.2	16,813.3	96.7
Tier 2 and Tier 3 managed receivables:								
C and other	299.0	176.3	72.6	9.3	12.1	9.2	578.5	3.3
Total ending managed receivables	$6,936.6	$5,074.3	$3,333.9	$1,308.8	$ 600.8	$ 137.4	$17,391.8	100.0
Gross charge-offs	$ 111.0	$ 248.6	$ 129.8	$ 41.0	$ 19.7	$ 11.4	$ 561.5	

[1] Classified based on credit grade assigned when customers were initially approved for financing.
[2] Percent of total ending managed receivables.

Allowance for Loan Losses. The allowance for loan losses at February 28, 2025 represents the net credit losses expected over the remaining contractual life of our managed receivables. The allowance for loan losses is determined using a net loss timing curve method ("method"), primarily based on the composition of the portfolio of managed receivables and historical gross loss and recovery trends. Due to the fact that losses for receivables with less than 18 months of performance history can be volatile, our net loss estimate weights both historical losses by credit grade at origination and actual loss data on the receivables to-date, along with forward loss curves, in estimating future performance. Once the receivables have 18 months of performance history, the net loss estimate reflects actual loss experience of those receivables to-date, along with forward loss curves, to predict future performance. The forward loss curves are constructed using historical performance data and show the average timing of losses over the course of a receivable's life. The net loss estimate is calculated by applying the loss rates developed using the methods described above to the amortized cost basis of the managed receivables at inception of the loan.

The output of the method is adjusted to take into account reasonable and supportable forecasts about the future. Specifically, the change in U.S. unemployment rates and the National Automobile Dealers Association used vehicle price index are used to predict changes in gross loss and recovery rates, respectively. An economic adjustment factor, based upon a single macroeconomic scenario, is developed to capture the relationship between changes in these forecasts and changes in gross loss and recovery rates. This factor is applied to the output of the method for the reasonable and supportable forecast period of two years. After the end of this two-year period, we revert to historical experience on a straight-line basis over a period of 12 months. We periodically consider whether the use of alternative metrics would result in improved model performance and revise the models when appropriate. We also consider whether qualitative adjustments are necessary for factors that are not reflected in the quantitative methods but impact the measurement of estimated credit losses. Such adjustments include the uncertainty of the impacts of recent economic trends on customer behavior. The change in the allowance for loan losses is recognized through an adjustment to the provision for loan losses.

Allowance for Loan Losses

(In millions)	As of February 28, 2025			
	Tier 1	Tier 2 & Tier 3	Total	% [1]
Balance as of beginning of year	$ 389.7	$ 93.1	$ 482.8	2.78
Charge-offs	(494.7)	(94.5)	(589.2)	
Recoveries [2]	201.5	28.9	230.4	
Provision for loan losses	281.6	53.1	334.7	
Balance as of end of year	$ 378.1	$ 80.6	$ 458.7	2.61

(In millions)		As of February 29, 2024			
		Tier 1	Tier 2 & Tier 3	Total	% [1]
Balance as of beginning of year	$	401.5 $	105.7 $	507.2	3.02
Charge-offs		(471.6)	(89.9)	(561.5)	
Recoveries [2]		197.3	29.3	226.6	
Provision for loan losses		262.5	48.0	310.5	
Balance as of end of year	$	389.7 $	93.1 $	482.8	2.78

[1]   *Percent of total ending managed receivables.*
[2]   *Net of costs incurred to recover vehicle.*

During fiscal 2025, the allowance for loan losses as a percent of total ending managed receivables decreased by 17 basis points. The decrease was primarily driven by the previously implemented tightened underwriting standards, partially offset by unfavorable loss performance related to CAF's Tier 1 receivables as well as CAF's expanded investment in Tier 2. The allowance for loan losses as of February 28, 2025 reflects our best estimate of expected future losses based on recent trends in delinquencies, loss performance, recovery rates and the economic environment.

Past Due Receivables. An account is considered delinquent when the related customer fails to make a substantial portion of a scheduled payment on or before the due date. In general, accounts are charged-off on the last business day of the month during which the earliest of the following occurs: the receivable is 120 days or more delinquent as of the last business day of the month, the related vehicle is repossessed and liquidated, or the receivable is otherwise deemed uncollectable. For purposes of determining impairment, auto loans are evaluated collectively, as they represent a large group of smaller-balance homogeneous loans, and therefore, are not individually evaluated for impairment.

Past Due Receivables

	As of February 28, 2025						
	Tier 1 Receivables				Tier 2 & Tier 3 Receivables	Total	
(In millions)	A	B	C & Other	Total	C & Other	$	% [1]
Current	$ 9,543.3	$ 5,491.5	$ 1,164.7	$ 16,199.5	$ 541.2	**$16,740.7**	**95.15**
Delinquent loans:							
31-60 days past due	36.7	276.0	139.3	452.0	71.9	**523.9**	**2.98**
61-90 days past due	14.8	127.3	79.6	221.7	41.2	**262.9**	**1.49**
Greater than 90 days past due	5.9	34.3	16.9	57.1	10.0	**67.1**	**0.38**
Total past due	57.4	437.6	235.8	730.8	123.1	**853.9**	**4.85**
Total ending managed receivables	$ 9,600.7	$ 5,929.1	$ 1,400.5	$ 16,930.3	$ 664.3	**$17,594.6**	**100.00**

	As of February 29, 2024						
	Tier 1 Receivables				Tier 2 & Tier 3 Receivables	Total	
(In millions)	A	B	C & Other	Total	C & Other	$	% [1]
Current	$ 9,088.1	$ 5,666.3	$ 1,243.7	$ 15,998.1	$ 447.1	$16,445.2	94.56
Delinquent loans:							
31-60 days past due	32.1	271.3	162.9	466.3	68.1	534.4	3.07
61-90 days past due	15.1	149.4	118.5	283.0	53.0	336.0	1.93
Greater than 90 days past due	5.8	36.5	23.6	65.9	10.3	76.2	0.44
Total past due	53.0	457.2	305.0	815.2	131.4	946.6	5.44
Total ending managed receivables	$ 9,141.1	$ 6,123.5	$ 1,548.7	$ 16,813.3	$ 578.5	$17,391.8	100.00

[1]   *Percent of total ending managed receivables.*

5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use derivatives to manage certain risks arising from both our business operations and economic conditions, particularly with regard to issuances of debt. Primary exposures include SOFR and other rates used as benchmarks in our securitizations and other debt financing. We enter into derivative instruments to manage exposures related to the future known receipt or payment of uncertain cash amounts, the values of which are impacted by interest rates, and generally designate these derivative instruments as cash flow hedges for accounting purposes. In certain cases, we may choose not to designate a derivative instrument as a cash flow hedge for accounting purposes due to uncertainty around the probability that future hedged transactions will occur. Our derivative instruments are used to manage (i) differences in the amount of our known or expected cash receipts and our known or expected cash payments principally related to the funding of our auto loans receivable, and (ii) exposure to variable interest rates associated with our term loan.

For the derivatives associated with our non-recourse funding vehicles that are designated as cash flow hedges, the changes in fair value are initially recorded in accumulated other comprehensive income ("AOCI"). For the majority of these derivatives, the amounts are subsequently reclassified into CAF income in the period that the hedged forecasted transaction affects earnings, which occurs as interest expense is recognized on those future issuances of debt. During the next 12 months, we estimate that an additional $35.0 million will be reclassified from AOCI as an increase to CAF income. Changes in fair value related to derivatives that have not been designated as cash flow hedges for accounting purposes are recognized in the income statement in the period in which the change occurs. For the years ended February 28, 2025, February 29, 2024 and February 28, 2023, we recognized expense of $11.5 million, expense of $20.8 million and income of $24.5 million, respectively, in CAF income representing these changes in fair value.

As of February 28, 2025 and February 29, 2024, we had interest rate swaps outstanding with a combined notional amount of $3.76 billion and $5.21 billion, respectively, that were designated as cash flow hedges of interest rate risk. As of February 28, 2025 and February 29, 2024, we had interest rate swaps with a combined notional amount of $181.0 million and $704.0 million, respectively, outstanding that were not designated as cash flow hedges for accounting purposes.

See Note 6 for discussion of fair values of financial instruments and Note 15 for the effect on comprehensive income.

6. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as the "exit price"). The fair value should be based on assumptions that market participants would use, including a consideration of nonperformance risk.

We assess the inputs used to measure fair value using the three-tier hierarchy. The hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market.

Level 1   Inputs include unadjusted quoted prices in active markets for identical assets or liabilities that we can access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets in active markets, quoted prices from identical or similar assets in inactive markets, observable inputs, such as interest rates and yield curves, and assumptions about risk.

Level 3   Inputs that are significant to the measurement that are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk).

Our fair value processes include controls that are designed to ensure that fair values are appropriate. Such controls include model validation, review of key model inputs, analysis of period-over-period fluctuations and reviews by senior management.

Valuation Methodologies

Money Market Securities. Money market securities are cash equivalents, which are included in cash and cash equivalents, restricted cash from collections on auto loans receivable and other assets. They consist of highly liquid investments with original maturities of three months or less and are classified as Level 1.

Mutual Fund Investments. Mutual fund investments consist of publicly traded mutual funds that primarily include diversified equity investments in large-, mid- and small-cap domestic and international companies or investment grade debt securities. The investments, which are included in other assets, are held in a rabbi trust established to fund informally our executive deferred compensation plan and are classified as Level 1.

Derivative Instruments. The fair values of our derivative instruments are included in either other current assets, other assets, accounts payable or other liabilities. Our derivatives are not exchange-traded and are over-the-counter customized derivative instruments. All of our derivative exposures are with highly rated bank counterparties.

We measure derivative fair values assuming that the unit of account is an individual derivative instrument and that derivatives are sold or transferred on a stand-alone basis. We estimate the fair value of our derivatives using quotes determined by the derivative counterparties and third-party valuation services. Quotes from third-party valuation services and quotes received from bank counterparties project future cash flows and discount the future amounts to a present value using market-based expectations for interest rates and the contractual terms of the derivative instruments. The models do not require significant judgment and model inputs can typically be observed in a liquid market; however, because the models include inputs other than quoted prices in active markets, all derivatives are classified as Level 2.

Our derivative fair value measurements consider assumptions about counterparty and our own nonperformance risk. We monitor counterparty and our own nonperformance risk and, in the event that we determine that a party is unlikely to perform under terms of the contract, we would adjust the derivative fair value to reflect the nonperformance risk.

Items Measured at Fair Value on a Recurring Basis

	As of February 28, 2025		
(In thousands)	Level 1	Level 2	Total
Assets:			
Money market securities	$ 842,691	$ —	$ 842,691
Mutual fund investments	27,495	—	27,495
Derivative instruments designated as hedges	—	10,813	10,813
Derivative instruments not designated as hedges	—	1,576	1,576
Total assets at fair value	$ 870,186	$ 12,389	$ 882,575
Percent of total assets at fair value	98.6 %	1.4 %	100.0 %
Percent of total assets	3.2 %	— %	3.2 %
Liabilities:			
Derivative instruments designated as hedges	$ —	$ (8,728)	$ (8,728)
Total liabilities at fair value	$ —	$ (8,728)	$ (8,728)
Percent of total liabilities	— %	— %	— %

	As of February 29, 2024		
(In thousands)	Level 1	Level 2	Total
Assets:			
Money market securities	$ 1,164,270	$ —	$ 1,164,270
Mutual fund investments	24,312	—	24,312
Derivative instruments designated as hedges	—	45,761	45,761
Derivative instruments not designated as hedges	—	13,064	13,064
Total assets at fair value	$ 1,188,582	$ 58,825	$ 1,247,407
Percent of total assets at fair value	95.3 %	4.7 %	100.0 %
Percent of total assets	4.4 %	0.2 %	4.6 %
Liabilities:			
Derivative instruments designated as hedges	$ —	$ (2,302)	$ (2,302)
Total liabilities at fair value	$ —	$ (2,302)	$ (2,302)
Percent of total liabilities	— %	— %	— %

Fair Value of Financial Instruments

The carrying value of our cash and cash equivalents, accounts receivable, other restricted cash deposits and accounts payable approximates fair value due to the short-term nature and/or variable rates associated with these financial instruments. Auto loans receivable are presented net of an allowance for estimated loan losses, which we believe approximates fair value. We believe that the carrying value of our revolving credit facility and term loan approximates fair value due to the variable rates associated with these obligations. The fair value of our senior unsecured notes, which are not carried at fair value on our consolidated balance sheets, was determined using Level 2 inputs based on quoted market prices. The carrying value and fair value of the senior unsecured notes as of February 28, 2025 and February 29, 2024, respectively, are as follows:

(In thousands)	As of February 28, 2025	As of February 29, 2024
Carrying value	$ 400,000	$ 400,000
Fair value	$ 390,201	$ 380,249

7. PROPERTY AND EQUIPMENT

	As of February 28 or 29	
(In thousands)	2025	2024
Land	$ 1,020,677	$ 990,225
Land held for development [(1)]	179,810	193,923
Buildings	2,681,927	2,612,746
Leasehold improvements	366,842	361,850
Furniture, fixtures and equipment	607,666	586,813
Construction in progress	300,136	117,352
Software	471,175	385,867
Finance leases	228,163	230,537
Total property and equipment	5,856,396	5,479,313
Less: accumulated depreciation and amortization	(2,014,563)	(1,813,783)
Property and equipment, net	$ 3,841,833	$ 3,665,530

[(1)] *Land held for development represents land owned for potential location growth.*

Depreciation expense was $287.8 million in fiscal 2025, $261.4 million in fiscal 2024 and $244.4 million in fiscal 2023.

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

We test goodwill for impairment annually as of December 1, or whenever events or circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, which are determined in accordance with the provisions of ASC 350, *Intangibles – Goodwill and Other*. Subsequent to the operating segment change made during the first quarter of fiscal 2025, as discussed in Note 1(A), the goodwill acquired as part of the Edmunds acquisition of $141.3 million has been allocated solely to our CarMax Sales Operations reporting unit. No impairment was recognized in fiscal 2025, fiscal 2024 or fiscal 2023.

Intangibles

	As of February 28, 2025		
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Amount
Intangible assets not subject to amortization:			
Trade name	$ 31,900	$ —	$ **31,900**
Intangible assets subject to amortization:			
Internally developed software	52,900	(28,339)	**24,561**
Customer relationships	133,200	(29,382)	**103,818**
Total intangible assets	$ 218,000	$ (57,721)	$ **160,279**

	As of February 29, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Amount
Intangible assets not subject to amortization:			
Trade name	$ 31,900	$ —	$ 31,900
Intangible assets subject to amortization:			
Internally developed software	52,900	(20,782)	32,118
Customer relationships	133,200	(21,547)	111,653
Total intangible assets	$ 218,000	$ (42,329)	$ 175,671

The intangible assets above relate to the acquisition of Edmunds on June 1, 2021.

Amortization expense of intangible assets was $15.4 million in fiscal 2025, fiscal 2024 and fiscal 2023.

We estimate that amortization expense related to intangible assets will be $15.4 million in each of the next three fiscal years, $9.7 million in fiscal 2029 and $7.8 million in fiscal 2030.

9. CANCELLATION RESERVES

We recognize revenue for EPP products, on a net basis, at the time of sale. We also record a reserve, or refund liability, for estimated contract cancellations. Cancellations of these services may result from early termination by the customer, or default or prepayment on the finance contract. The reserve for cancellations is evaluated for each product and is based on forecasted forward cancellation curves utilizing historical experience, recent trends and credit mix of the customer base.

Cancellation Reserves

	As of February 28 or 29	
(In millions)	2025	2024
Balance as of beginning of year	$ **128.3**	$ 139.2
Cancellations	**(92.1)**	(91.2)
Provision for future cancellations	**97.7**	80.3
Balance as of end of year	$ **133.9**	$ 128.3

The current portion of estimated cancellation reserves is recognized as a component of accrued expenses and other current liabilities with the remaining amount recognized in other liabilities. As of February 28, 2025 and February 29, 2024, the current portion of cancellation reserves was $69.8 million and $69.7 million, respectively.

10. INCOME TAXES

Income Tax Provision

(In thousands)	Years Ended February 28 or 29					
	2025		**2024**		**2023**	
Current:						
Federal	$	**156,819**	$	140,480	$	128,994
State		**35,709**		26,711		29,598
Total		**192,528**		167,191		158,592
Deferred:						
Federal		**(22,253)**		(6,542)		(1,118)
State		**(1,471)**		1,742		(5,432)
Total		**(23,724)**		(4,800)		(6,550)
Income tax provision	$	**168,804**	$	162,391	$	152,042

Effective Income Tax Rate Reconciliation

	Years Ended February 28 or 29		
	2025	**2024**	**2023**
Federal statutory income tax rate	**21.0 %**	21.0 %	21.0 %
State and local income taxes, net of federal benefit	**4.1**	3.9	3.4
Share-based compensation	**0.6**	0.2	—
Nondeductible and other items	**1.9**	1.7	1.5
Credits	**(2.4)**	(1.5)	(2.0)
Effective income tax rate	**25.2 %**	25.3 %	23.9 %

Temporary Differences Resulting in Deferred Tax Assets and Liabilities

(In thousands)	As of February 28 or 29 2025	2024
Deferred tax assets:		
Accrued expenses and other	**$ 98,861**	$ 93,690
Allowance for loan losses	**111,385**	117,618
Prepaid expenses	**—**	2,902
Net operating loss carryforwards and other tax attributes	**24,462**	29,670
Operating lease liabilities	**136,190**	139,124
Share-based compensation	**51,284**	43,689
Capital loss carry forward	**766**	701
Total deferred tax assets	**422,948**	427,394
Less: valuation allowance	**(766)**	(701)
Total deferred tax assets after valuation allowance	**422,182**	426,693
Deferred tax liabilities:		
Intangibles	**39,317**	43,060
Prepaid expenses	**11,810**	—
Property and equipment	**82,285**	101,796
Operating lease assets	**123,520**	130,181
Inventory	**11,924**	18,933
Derivatives	**12,994**	33,933
Total deferred tax liabilities	**281,850**	327,903
Net deferred tax asset	**$ 140,332**	$ 98,790

As of the fiscal year ended February 28, 2025, CarMax's net operating loss carryforwards and other tax attributes include a deferred tax asset of $9.7 million related to U.S. federal tax credit carryforwards, which expire between 2025 and 2041; a deferred tax asset of $1.8 million related to state net operating loss carryforwards, which expire between 2025 and 2038; and a deferred tax asset of $13.1 million related to state tax credit carryforwards that have no expiration.

Except for amounts for which a valuation allowance has been provided, we believe it is more likely than not that the results of future operations and the reversals of existing deferred taxable temporary differences will generate sufficient taxable income to realize the deferred tax assets. The valuation allowance as of February 28, 2025 relates to capital loss carryforwards that are not more likely than not to be utilized prior to their expiration.

Reconciliation of Unrecognized Tax Benefits

(In thousands)	Years Ended February 28 or 29 2025	2024	2023
Balance at beginning of year	**$ 28,817**	$ 27,092	$ 24,765
Increases for tax positions of prior years	**138**	397	114
Decreases for tax positions of prior years	**—**	(172)	(19)
Increases based on tax positions related to the current year	**4,669**	3,627	3,813
Settlements	**(142)**	(386)	(79)
Lapse of statute	**(15,447)**	(1,741)	(1,502)
Balance at end of year	**$ 18,035**	$ 28,817	$ 27,092

As of February 28, 2025, we had $18.0 million of gross unrecognized tax benefits, $14.9 million of which, if recognized, would affect our effective tax rate. As of February 29, 2024, we had $28.8 million of gross unrecognized tax benefits, $12.1 million of which, if recognized, would affect our effective tax rate. The gross unrecognized tax benefit decrease was mainly driven by the statute expiration related to the payment of services provided by related entities. As of February 28, 2023, we had $27.1 million of gross unrecognized tax benefits, $10.6 million of which, if recognized, would affect our effective tax rate.

Our continuing practice is to recognize interest and penalties related to income tax matters in SG&A expenses. Our accrual for interest and penalties was $3.8 million, $5.3 million and $4.0 million as of February 28, 2025, February 29, 2024 and February 28, 2023, respectively.

CarMax is subject to U.S. federal income tax as well as income tax of multiple states and local jurisdictions. With a few insignificant exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to fiscal 2022.

11. BENEFIT PLANS

(A) Retirement Benefit Plans

We have two frozen noncontributory defined benefit plans: our pension plan (the "pension plan") and our unfunded, nonqualified plan (the "restoration plan"), which restores retirement benefits for certain associates who are affected by Internal Revenue Code limitations on benefits provided under the pension plan. No additional benefits have accrued under these plans since they were frozen; however, we have a continuing obligation to fund the pension plan and will continue to recognize net periodic pension expense for both plans for benefits earned prior to being frozen. We use a fiscal year end measurement date for both the pension plan and the restoration plan.

Benefit Plan Information

| | As of February 28 or 29 | | | | | |
| | Pension Plan | | Restoration Plan | | Total | |
(In thousands)	2025	2024	2025	2024	2025	2024
Plan assets	$ 206,384	$ 202,382	$ —	$ —	$ 206,384	$ 202,382
Projected benefit obligation	206,860	208,200	8,565	8,677	215,425	216,877
Funded status recognized	$ (476)	$ (5,818)	$ (8,565)	$ (8,677)	$ (9,041)	$ (14,495)
Amounts recognized in the consolidated balance sheets:						
Current liability	$ —	$ —	$ (655)	$ (645)	$ (655)	$ (645)
Noncurrent liability	(476)	(5,818)	(7,910)	(8,032)	(8,386)	(13,850)
Net amount recognized	$ (476)	$ (5,818)	$ (8,565)	$ (8,677)	$ (9,041)	$ (14,495)

| | Pension Plan | | | Restoration Plan | | | Total | | |
(In thousands)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Total net pension (benefit) expense	$(3,496)	$ (3,842)	$ (3,443)	$ 445	$ 452	$ 429	$ (3,051)	$ (3,390)	$ (3,014)
Total net actuarial (gain) loss[1]	$(1,099)	$ (9,114)	$(33,110)	$ 88	$ (175)	$(1,726)	$ (1,011)	$ (9,289)	$ (34,836)

[1] Changes recognized in Accumulated Other Comprehensive Income.

The projected benefit obligation ("PBO") will change primarily due to interest cost and total net actuarial (gain) loss, and plan assets will change primarily as a result of the actual return on plan assets. Benefit payments, which reduce the PBO and plan assets, were not material in fiscal 2025 or 2024. There were $0.3 million employer contributions in fiscal 2025 and no contributions in fiscal 2024. The net actuarial gain in a fiscal year is recognized in accumulated other comprehensive income and may later be recognized as a component of future pension expense. In fiscal 2026, we anticipate that $0.4 million in estimated actuarial losses of the pension plan will be amortized from accumulated other comprehensive income. Estimated actuarial losses to be amortized from accumulated other comprehensive income for the restoration plan are not expected to be significant.

Benefit Obligations. The accumulated benefit obligation ("ABO") and PBO represent the obligations of the benefit plans for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current service and compensation levels. PBO is ABO increased to reflect expected future service and increased compensation levels. As a result of the freeze of plan benefits under our pension and restoration plans, the ABO and PBO balances are equal to one another at all subsequent dates.

Funding Policy. For the pension plan, we contribute amounts sufficient to meet minimum funding requirements as set forth in the employee benefit and tax laws, plus any additional amounts as we may determine to be appropriate. We expect to make no contributions to the pension plan in fiscal 2026. We expect the pension plan to make benefit payments of approximately $8.1 million for each of the next three fiscal years, and $9.6 million for each of the subsequent two fiscal years. For the non-funded restoration plan, we contribute an amount equal to the benefit payments, which we expect to be approximately $0.7 million for each of the next five fiscal years.

Assumptions Used to Determine Benefit Obligations

	As of February 28 or 29			
	Pension Plan		**Restoration Plan**	
	2025	2024	**2025**	2024
Discount rate	**5.45 %**	5.35 %	**5.45 %**	5.35 %

Assumptions Used to Determine Net Pension Expense

	As of February 28 or 29					
	Pension Plan			**Restoration Plan**		
	2025	2024	2023	**2025**	2024	2023
Discount rate	**5.35 %**	5.20 %	3.45 %	**5.35 %**	5.20 %	3.45 %
Expected rate of return on plan assets	**7.00 %**	7.25 %	7.50 %	**— %**	— %	— %

Assumptions. Underlying both the calculation of the PBO and the net pension expense are actuarial calculations of each plan's liability. These calculations use participant-specific information such as salary, age and years of service, as well as certain assumptions, the most significant being the discount rate, rate of return on plan assets and mortality rate. We evaluate these assumptions at least once a year and make changes as necessary.

The discount rate used for retirement benefit plan accounting reflects the yields available on high-quality, fixed income debt instruments. For our plans, we review high quality corporate bond indices in addition to a hypothetical portfolio of corporate bonds with maturities that approximate the expected timing of the anticipated benefit payments.

To determine the expected long-term return on plan assets, we consider the current and anticipated asset allocations, as well as historical and estimated returns on various categories of plan assets. We apply the estimated rate of return to a market-related value of assets, which reduces the underlying variability in the asset values. The use of expected long-term rates of return on pension plan assets could result in recognized asset returns that are greater or less than the actual returns of those pension plan assets in any given year. Over time, however, the expected long-term returns are anticipated to approximate the actual long-term returns, and therefore, result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns, which are a component of unrecognized actuarial gains/losses, are recognized over the average life expectancy of all plan participants.

Fair Value of Plan Assets

	As of February 28 or 29	
(In thousands)	**2025**	**2024**
Mutual funds (Level 1):		
Equity securities – international	$ **7,020**	$ 13,900
Collective funds (NAV):		
Short-term investments	**2,026**	1,676
Equity securities	**33,229**	67,602
Fixed income securities	**164,109**	119,204
Total	$ **206,384**	$ 202,382

Plan Assets. Our pension plan assets are held in trust and a fiduciary committee sets the investment policies and strategies. Long-term strategic investment objectives include achieving reasonable returns while prudently balancing risk and return, and controlling costs. We currently target allocating approximately 20% of plan assets to equity and equity-related instruments and approximately 80% to fixed income securities. In fiscal 2024, we targeted allocating 40% of the plan assets to equity and equity-related instruments and 60% to fixed income securities. In fiscal 2023, we targeted allocating 55% of the plan assets to equity and equity-related instruments and 45% to fixed income securities. Equity securities are currently composed of both collective funds and mutual funds that include highly diversified investments in large-, mid- and small-cap companies located in the United States and internationally. The fixed income securities are currently composed of collective funds that include investments in debt securities, corporate bonds, mortgage-backed securities and other debt obligations primarily in the United States. We do not expect any plan assets to be returned to us during fiscal 2026.

The fair values of the plan's assets are provided by the plan's trustee and the investment managers. Within the fair value hierarchy (see Note 6), the mutual funds are classified as Level 1 as quoted active market prices for identical assets are used to measure fair value. The collective funds are public investment vehicles valued using a net asset value ("NAV") and, therefore, are outside of the fair value hierarchy. The collective funds may be liquidated with minimal restrictions.

(B) Retirement Savings 401(k) Plan

We sponsor a 401(k) plan for all associates meeting certain eligibility criteria. The plan contains a company matching contribution as well as an additional discretionary company-funded contribution to those associates meeting certain age and service requirements. The total cost for company contributions was $72.8 million in fiscal 2025, $68.1 million in fiscal 2024 and $64.0 million in fiscal 2023.

(C) Retirement Restoration Plan

We sponsor a non-qualified retirement plan for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Retirement Savings 401(k) Plan. Under this plan, these associates may continue to defer portions of their compensation for retirement savings. We match the associates' contributions at the same rate provided under the 401(k) plan, and also may provide an annual discretionary company-funded contribution under the same terms of the 401(k) plan. This plan is unfunded with lump sum payments to be made upon the associate's retirement. The total cost for this plan was not significant in fiscal 2025, fiscal 2024 and fiscal 2023.

(D) Executive Deferred Compensation Plan

We sponsor an unfunded nonqualified deferred compensation plan to permit certain eligible associates to defer receipt of a portion of their compensation to a future date. This plan also includes a restorative company contribution designed to compensate the plan participants for any loss of company contributions under the Retirement Savings 401(k) Plan and the Retirement Restoration Plan due to a reduction in their eligible compensation resulting from deferrals into the Executive Deferred Compensation Plan. The total cost for this plan was not significant in fiscal 2025, fiscal 2024 and fiscal 2023.

12. DEBT

(In thousands)		As of February 28 or 29	
Debt Description [1]	Maturity Date	2025	2024
Revolving credit facility [2]	June 2028	$ —	$ —
Term loan [2]	June 2024	—	300,000
Term loan [2]	October 2026	699,773	699,633
4.17% Senior notes	April 2026	200,000	200,000
4.27% Senior notes	April 2028	200,000	200,000
Financing obligations	Various dates through February 2059	487,676	516,544
Non-recourse notes payable	Various dates through June 2032	17,119,758	16,866,972
Total debt		18,707,207	18,783,149
Less: current portion		(543,339)	(797,449)
Less: unamortized debt issuance costs		(26,528)	(26,044)
Long-term debt, net		$ 18,137,340	$ 17,959,656

[1] Interest is payable monthly, with the exception of our senior notes, which are payable semi-annually.
[2] Borrowings accrue interest at variable rates based on SOFR, the federal funds rate, or the prime rate, depending on the type of borrowing.

Revolving Credit Facility. Borrowings under our $2.00 billion unsecured revolving credit facility (the "credit facility") are available for working capital and general corporate purposes. We pay a commitment fee on the unused portions of the available funds. Borrowings under the credit facility are either due "on demand" or at maturity depending on the type of borrowing. Borrowings with "on demand" repayment terms are presented as short-term debt while amounts due at maturity are presented as long-term debt. As of February 28, 2025, the unused capacity of $2.00 billion was fully available to us.

The weighted average interest rate for the credit facility was 5.72% in fiscal 2025, 3.99% in fiscal 2024 and 2.87% in fiscal 2023.

Term Loans. The $300 million term loan was paid in May 2024. Borrowings under the $700 million term loan are available for working capital and general corporate purposes. The interest rate on our term loans was 5.33%, 6.31% and 5.47% as of February 28, 2025, February 29, 2024 and February 28, 2023, respectively. The $700 million term loan was classified as long-term debt as no repayments are scheduled to be made within the next 12 months.

Senior Notes. Borrowings under our unsecured senior notes totaling $400 million are available for working capital and general corporate purposes. As of February 28, 2025, all notes were classified as long-term debt as no repayments are scheduled to be made within the next 12 months.

Financing Obligations. Financing obligations relate to stores subject to sale-leaseback transactions that do not qualify for sale accounting. The financing obligations were structured at varying interest rates and generally have initial lease terms ranging from 15 to 20 years with payments made monthly. We have not entered into any new sale-leaseback transactions since fiscal 2009. In the event the agreements are modified or extended beyond their original term, the related obligation is adjusted based on the present value of the revised future payments, with a corresponding change to the assets subject to these transactions. Upon modification, the amortization of the obligation is reset, resulting in more of the payments being applied to interest expense in the initial years following the modification.

Future maturities of financing obligations were as follows:

(In thousands)	As of February 28, 2025
Fiscal 2026	$ 56,148
Fiscal 2027	55,887
Fiscal 2028	55,497
Fiscal 2029	57,326
Fiscal 2030	50,660
Thereafter	681,352
Total payments	956,870
Less: interest	(469,194)
Present value of financing obligations	$ 487,676

Non-Recourse Notes Payable. The non-recourse notes payable relate to auto loans receivable funded through non-recourse funding vehicles. The timing of principal payments on the non-recourse notes payable is based on the timing of principal collections and defaults on the related auto loans receivable. The current portion of non-recourse notes payable represents principal payments that are due to be distributed in the following period.

Notes payable related to our asset-backed term funding transactions accrue interest predominantly at fixed rates and have scheduled maturities through June 2032, but may mature earlier, depending upon the repayment rate of the underlying auto loans receivable.

Information on our funding vehicles of non-recourse notes payable as of February 28, 2025 are as follows:

(In billions)		Capacity
Warehouse facilities:		
March 2025 expiration	$	3.10
April 2025 expiration		0.70
August 2025 expiration		2.30
Combined warehouse facility limit	$	6.10
Unused capacity	$	2.22
Non-recourse notes payable outstanding:		
Warehouse facilities	$	3.88
Asset-backed term funding transactions		13.24
Non-recourse notes payable	$	17.12

We generally enter into warehouse facility agreements for one-year terms and typically renew the agreements annually. In March 2025, the $3.10 billion facility was extended with an expiration date of March 2026. The return requirements of warehouse facility investors could fluctuate significantly depending on market conditions. At renewal, the cost, structure and capacity of the facilities could change. These changes could have a significant impact on our funding costs.

In June 2024, we entered into a $625 million asset-backed term funding transaction related to our new non-prime securitization program. During the remainder of fiscal 2025, we entered into a total of $4.3 billion in asset-backed term funding transactions comprised of higher prime auto loans receivable. Going forward, we plan to continue utilizing separate asset-backed securitization programs to more broadly incorporate funding of CAF's receivables across distinct higher prime and non-prime segments. We believe this two-program strategy will enable us to fund incremental originations and support future CAF growth across the credit spectrum by creating additional funding capacity, driving additional finance income for the business over time.

See Notes 1(F) and 4 for additional information on the related auto loans receivable.

Capitalized Interest. We capitalize interest in connection with the construction of certain facilities. For fiscal 2025, fiscal 2024 and fiscal 2023, we capitalized interest of $8.2 million, $6.2 million, and $5.6 million, respectively.

Financial Covenants. The credit facility, term loan and senior note agreements contain representations and warranties, conditions and covenants. We must also meet financial covenants in conjunction with certain financing obligations. The agreements governing our non-recourse funding vehicles contain representations and warranties, as well as financial covenants and performance triggers related to events of default. As of February 28, 2025, we were in compliance with these financial covenants and our non-recourse funding vehicles were in compliance with these performance triggers.

13. STOCK AND STOCK-BASED INCENTIVE PLANS

(A) Preferred Stock
Under the terms of our Articles of Incorporation, the board of directors ("board") may determine the rights, preferences and terms of our authorized but unissued shares of preferred stock. We have authorized 20,000,000 shares of preferred stock, $20 par value. No shares of preferred stock are currently outstanding.

(B) Share Repurchase Program

As of February 28, 2025, a total of $2 billion of board authorizations for repurchases of our common stock was outstanding, with no expiration date, of which $1.94 billion remained available for repurchase.

Common Stock Repurchases

| | Years Ended February 28 or 29 | | |
	2025	2024	2023
Number of shares repurchased *(in thousands)*	5,506.3	1,334.1	3,403.9
Average cost per share	$ 76.87	$ 68.33	$ 94.95
Available for repurchase, as of end of year *(in millions)*	$ 1,936.9	$ 2,360.1	$ 2,451.3

(C) Stock Incentive Plans

We maintain long-term incentive plans for management, certain employees and the nonemployee members of our board. The plans allow for the granting of equity-based compensation awards, including nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock- and cash-settled restricted stock units, stock grants or a combination of awards. To date, we have not awarded any incentive stock options.

As of February 28, 2025, a total of 62,850,000 shares of our common stock had been authorized to be issued under the long-term incentive plans. The number of unissued common shares reserved for future grants under the long-term incentive plans was 5,160,581 as of that date.

The majority of associates who receive share-based compensation awards primarily receive cash-settled restricted stock units. Senior management and other key associates receive awards of nonqualified stock options, stock-settled restricted stock units and/or restricted stock awards. Nonemployee directors are eligible to receive awards of nonqualified stock options, stock grants, stock-settled restricted stock units and/or restricted stock awards. Excluding stock grants and stock-settled deferred stock units, all share-based compensation awards, including any associated dividend rights, are subject to forfeiture.

Nonqualified Stock Options. Nonqualified stock options are awards that allow the recipient to purchase shares of our common stock at a fixed price. Stock options are granted at an exercise price equal to the fair market value of our common stock on the grant date. The stock options generally vest annually in equal amounts over four years. These options expire seven years after the date of the grant.

Cash-Settled Restricted Stock Units. Also referred to as restricted stock units, or RSUs, these are awards that entitle the holder to a cash payment equal to the fair market value of a share of our common stock for each unit granted. Conversion generally occurs annually in equal amounts over three years. However, the cash payment per RSU will not be greater than 200% or less than 75% of the fair market value of a share of our common stock on the grant date. The initial grant date fair values are based on the closing prices of our common stock on the grant dates. RSUs are liability-classified awards and do not have voting rights.

Stock-Settled Market Stock Units. Also referred to as market stock units, or MSUs, these are restricted stock unit awards with market conditions granted to eligible key associates that are converted into between zero and two shares of common stock for each unit granted. Conversion generally occurs at the end of a three-year vesting period. The conversion ratio is calculated by dividing the average closing price of our stock during the final 40 trading days of the three-year vesting period by our stock price on the grant date, with the resulting quotient capped at two. This quotient is then multiplied by the number of MSUs granted to yield the number of shares awarded. The grant date fair values are determined using a Monte-Carlo simulation and are based on the expected market price of our common stock on the vesting date and the expected number of converted common shares. MSUs do not have voting rights.

Other Share-Based Incentives

Stock-Settled Performance Stock Units. Also referred to as performance stock units, or PSUs, these are restricted stock unit awards with performance conditions granted to eligible key associates that are converted into between zero and two shares of common stock for each unit granted. Conversion generally occurs at the end of a three-year vesting period. For the fiscal 2022 grants, the first- and second-year periods of the fiscal 2023 grants and the first-year period of the fiscal 2024 grants, the conversion ratio is based on the company reaching certain performance target levels set by the board at the beginning of each one-year period, with the resulting quotients subject to meeting a minimum threshold of 25% and capped at 200%. For the third-year period of the fiscal 2023 grants, the second-year period of the fiscal 2024 grants and the fiscal 2025 grants, the conversion ratio is based on the company reaching certain target levels set by the board, with the resulting quotients subject to meeting a minimum threshold of 50% and capped at 200%. These quotients are then multiplied by the number of PSUs granted to yield the number of shares awarded.

For the first year of the fiscal 2022 awards, these targets were based on annual pretax diluted earnings per share excluding any unrealized gains or losses on equity investments in private companies; the board certified a performance adjustment factor of 200%. For the second- and third-year periods of the fiscal 2022 awards, the first- and second-year periods of the fiscal 2023 awards and the first-year period of the fiscal 2024 awards, the performance targets were based on annual pretax diluted earnings per share, excluding any unrealized gains or losses on equity investments in private companies, and market share. For the second-year period of the fiscal 2022 awards and the first-year period of the fiscal 2023 awards, the board certified a performance adjustment factor of 4%. For the third-year period of the fiscal 2022 awards, the second-year period of the fiscal 2023 grants and the first-year period of the fiscal 2024 grants, the board certified a performance adjustment factor of 38%. For the third-year period of the fiscal 2023 awards and the second-year period of the fiscal 2024 awards, the performance targets are based on the annual pre-tax earnings, excluding any unrealized gains or losses on equity investments in private companies and any significant non-recurring non-cash gains or losses. For the third-year period of the fiscal 2024 awards, the remaining awarded 23,551 PSUs do not qualify as grants under ASC 718 as mutual understanding of the target performance levels is either not fully set or have not been set. For the fiscal 2025 awards, the performance targets are based on the cumulative three-year pretax earnings, excluding any unrealized gains or losses on equity investments in private companies and any significant non-recurring non-cash gains or losses.

PSUs do not have voting rights. The grant date fair values are based on the closing prices of our common stock on the grant dates. As of February 28, 2025, 296,997 units were outstanding at a weighted average grant date fair value per share of $71.11.

Stock-Settled Deferred Stock Units. Also referred to as deferred stock units, or DSUs, these are restricted stock unit awards granted to non-employee members of our board that are converted into one share of common stock for each unit granted. Conversion occurs at the end of the one-year vesting period unless the director has exercised the option to defer conversion until separation of service to the company. The grant date fair values are based on the closing prices of our common stock on the grant dates. DSUs have no voting rights. As of February 28, 2025, 114,141 units were outstanding at a weighted average grant date fair value of $86.04.

Restricted Stock Awards. Restricted stock awards, or RSAs, are awards of our common stock that are subject to specified restrictions that generally lapse after a one- to three-year period from the date of the grant. The grant date fair values are based on the closing prices of our common stock on the grant dates. Participants holding restricted stock are entitled to vote on matters submitted to holders of our common stock for a vote. As of February 28, 2025, there were no RSAs outstanding.

Employee Stock Purchase Plan. We sponsor an employee stock purchase plan for all associates meeting certain eligibility criteria. We have authorized up to 8,000,000 shares of common stock with a total of 1,493,161 shares remaining available for issuance under the plan as of February 28, 2025. Associate contributions are limited to 10% of eligible compensation, up to a maximum of $10,000 per year. For each $1.00 contributed to the plan by associates, we match $0.15. Shares are acquired through open-market purchases. We purchased 247,277 shares at an average price per share of $77.11 during fiscal 2025, 264,628 shares at an average price per share of $73.74 during fiscal 2024 and 251,651 shares at an average price per share of $81.40 during fiscal 2023.

(D) Share-Based Compensation

Composition of Share-Based Compensation Expense

	Years Ended February 28 or 29		
(In thousands)	2025	2024	2023
Cost of sales	$ 5,296	$ 4,644	$ 2,269
CarMax Auto Finance income	5,024	3,643	2,295
Selling, general and administrative expenses	126,931	114,090	83,608
Share-based compensation expense, before income taxes	$ 137,251	$ 122,377	$ 88,172

Composition of Share-Based Compensation Expense – By Grant Type

(In thousands)		2025		2024		2023
Nonqualified stock options	$	**41,008**	$	50,456	$	38,629
Cash-settled restricted stock units (RSUs)		**55,124**		48,762		23,567
Stock-settled market stock units (MSUs)		**19,560**		16,298		15,617
Other share-based incentives:						
Stock-settled performance stock units (PSUs)		**17,167**		2,046		5,123
Stock-settled deferred stock units (DSUs)		**1,850**		1,850		1,850
Restricted stock (RSAs)		**—**		307		806
Employee stock purchase plan		**2,542**		2,658		2,580
Total other share-based incentives		**21,559**		6,861		10,359
Share-based compensation expense, before income taxes	$	**137,251**	$	122,377	$	88,172

Years Ended February 28 or 29

Unrecognized Share-Based Compensation Expense – By Grant Type

(Costs in millions)		Unrecognized Compensation Costs	Weighted Average Remaining Recognition Life (Years)
Nonqualified stock options	$	33.6	2.0
Stock-settled market stock units		17.0	1.4
Stock-settled performance stock units		4.1	1.7
Total	$	54.7	1.8

As of February 28, 2025

We recognize compensation expense for stock options, MSUs, PSUs, DSUs and RSAs on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period of the award. The PSU expense is adjusted for any change in management's assessment of the performance target level that is probable of being achieved. The variable expense associated with RSUs is recognized over their vesting period (net of estimated forfeitures) and is calculated based on the closing price of our common stock on the last trading day of each reporting period.

The total costs for matching contributions for our employee stock purchase plan are included in share-based compensation expense. There were no capitalized share-based compensation costs as of or for the years ended February 28, 2025, February 29, 2024 or February 28, 2023.

Stock Option Activity

(Shares and intrinsic value in thousands)	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value
Outstanding as of February 29, 2024	7,393	$	82.03			
Options granted	1,234		67.29			
Options exercised	(1,154)		63.90			
Options forfeited or expired	(164)		86.08			
Outstanding as of February 28, 2025	7,309	$	82.32	3.6	$	59,539
Exercisable as of February 28, 2025	4,333	$	85.85	2.5	$	27,878

Stock Option Information

		Years Ended February 28 or 29		
		2025	2024	2023
Options granted		**1,234,215**	1,554,029	1,301,862
Weighted average grant date fair value per share	$	**29.21** $	29.11 $	33.24
Cash received from options exercised (*in millions*)	$	**73.7** $	44.8 $	17.1
Intrinsic value of options exercised (*in millions*)	$	**19.9** $	15.0 $	7.3
Realized tax benefits (*in millions*)	$	**3.0** $	3.6 $	1.8

For stock options, the fair value of each award is estimated as of the date of grant using a binomial valuation model. In computing the value of the option, the binomial model considers characteristics of fair-value option pricing that are not available for consideration under a closed-form valuation model (for example, the Black-Scholes model), such as the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life and the probability of termination or retirement of the option holder. For this reason, we believe that the binomial model provides a fair value that is more representative of actual experience and future expected experience than the value calculated using a closed-form model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the recipients of share-based awards.

Assumptions Used to Estimate Option Values

	Years Ended February 28 or 29					
	2025		2024		2023	
Dividend yield		**0.0 %**		0.0 %		0.0 %
Expected volatility factor [1]	**35.5 %** -	**46.7 %**	39.2 % -	45.9 %	38.7 % -	53.6 %
Weighted average expected volatility		**45.4 %**		44.6 %		39.5 %
Risk-free interest rate [2]	**3.5 %** -	**5.4 %**	3.6 % -	5.5 %	0.4 % -	4.7 %
Expected term (*in years*) [3]		**4.7**		4.6		4.6

[1] Measured using historical daily price changes of our stock for a period corresponding to the term of the options and the implied volatility derived from the market prices of traded options on our stock.
[2] Based on the U.S. Treasury yield curve at the time of grant.
[3] Represents the estimated number of years that options will be outstanding prior to exercise.

Cash-Settled Restricted Stock Unit Activity

(Units in thousands)	Number of Units	Weighted Average Grant Date Fair Value
Outstanding as of February 29, 2024	1,297	$ 81.42
Stock units granted	918	67.22
Stock units vested and converted	(578)	88.01
Stock units cancelled	(113)	72.01
Outstanding as of February 28, 2025	1,524	$ 71.07

Cash-Settled Restricted Stock Unit Information

		Years Ended February 28 or 29				
		2025		**2024**		**2023**
Stock units granted		**918,098**		915,122		677,783
Initial weighted average grant date fair value per share	$	**67.22**	$	70.69	$	91.14
Payments (before payroll tax withholdings) upon vesting *(in millions)*	$	**42.8**	$	39.0	$	67.1
Realized tax benefits *(in millions)*	$	**10.6**	$	9.7	$	16.8

Expected Cash Settlement Range Upon Restricted Stock Unit Vesting

		As of February 28, 2025		
(In thousands)		**Minimum** [(1)]		**Maximum** [(1)]
Fiscal 2026	$	36,858	$	98,288
Fiscal 2027		25,528		68,074
Fiscal 2028		12,901		34,404
Total expected cash settlements	$	75,287	$	200,766

[(1)] *Net of estimated forfeitures.*

Stock-Settled Market Stock Unit Activity

		Weighted Average	
		Number of	Grant Date
(Units in thousands)		**Units**	**Fair Value**
Outstanding as of February 29, 2024		383	$ 123.73
Stock units granted		239	95.80
Stock units vested and converted		(79)	174.06
Stock units cancelled		(18)	104.11
Outstanding as of February 28, 2025		525	$ 104.12

Stock-Settled Market Stock Unit Information

		Years Ended February 28 or 29				
		2025		**2024**		**2023**
Stock units granted		**238,865**		186,678		140,743
Weighted average grant date fair value per share	$	**95.80**	$	99.86	$	125.37
Realized tax benefits *(in millions)*	$	**0.8**	$	2.3	$	2.9

14. NET EARNINGS PER SHARE

Basic and Dilutive Net Earnings Per Share Reconciliations

(In thousands except per share data)	Years Ended February 28 or 29		
	2025	2024	2023
Net earnings	$ 500,556	$ 479,204	$ 484,762
Weighted average common shares outstanding	155,330	158,216	158,800
Dilutive potential common shares:			
Stock options	372	272	688
Stock-settled restricted stock units	359	219	283
Weighted average common shares and dilutive potential common shares	156,061	158,707	159,771
Basic net earnings per share	$ 3.22	$ 3.03	$ 3.05
Diluted net earnings per share	$ 3.21	$ 3.02	$ 3.03

Certain options to purchase shares of common stock were outstanding and not included in the calculation of diluted net earnings per share because their inclusion would have been antidilutive. On a weighted average basis, for fiscal 2025, fiscal 2024 and fiscal 2023, options to purchase 5,266,616 shares, 5,791,423 shares and 2,217,957 shares of common stock, respectively, were not included.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in Accumulated Other Comprehensive Income (Loss) By Component

(In thousands, net of income taxes)	Net Unrecognized Actuarial Losses	Net Unrecognized Hedge Gains	Total Accumulated Other Comprehensive Income (Loss)
Balance as of February 28, 2022	$ (73,001)	$ 26,579	$ (46,422)
Other comprehensive income before reclassifications	26,477	136,192	162,669
Amounts reclassified from accumulated other comprehensive income (loss)	1,934	(20,312)	(18,378)
Other comprehensive income	28,411	115,880	144,291
Balance as of February 28, 2023	(44,590)	142,459	97,869
Other comprehensive income (loss) before reclassifications	7,081	(6,943)	138
Amounts reclassified from accumulated other comprehensive income (loss)	393	(39,121)	(38,728)
Other comprehensive income (loss)	7,474	(46,064)	(38,590)
Balance as of February 29, 2024	(37,116)	96,395	59,279
Other comprehensive income (loss) before reclassifications	771	(17,585)	(16,814)
Amounts reclassified from accumulated other comprehensive income (loss)	337	(39,722)	(39,385)
Other comprehensive income (loss)	1,108	(57,307)	(56,199)
Balance as of February 28, 2025	$ (36,008)	$ 39,088	$ 3,080

Changes In and Reclassifications Out of Accumulated Other Comprehensive Income (Loss)

(In thousands)	Years Ended February 28 or 29		
	2025	2024	2023
Retirement Benefit Plans (Note 11):			
Actuarial gain arising during the year	$ 1,011	$ 9,289	$ 34,836
Tax expense	(240)	(2,208)	(8,359)
Actuarial gain arising during the year, net of tax	771	7,081	26,477
Actuarial loss amortization reclassifications recognized in net pension expense:			
Cost of sales	195	231	1,084
CarMax Auto Finance income	15	15	70
Selling, general and administrative expenses	232	270	1,391
Total amortization reclassifications recognized in net pension expense	442	516	2,545
Tax expense	(105)	(123)	(611)
Amortization reclassifications recognized in net pension expense, net of tax	337	393	1,934
Net change in retirement benefit plan unrecognized actuarial losses, net of tax	1,108	7,474	28,411
Cash Flow Hedges (Note 5):			
Changes in fair value	(23,662)	(9,291)	180,510
Tax benefit (expense)	6,077	2,348	(44,318)
Changes in fair value, net of tax	(17,585)	(6,943)	136,192
Reclassifications to CarMax Auto Finance income	(51,808)	(52,354)	(26,859)
Tax benefit	12,086	13,233	6,547
Reclassification of hedge gains, net of tax	(39,722)	(39,121)	(20,312)
Net change in cash flow hedge unrecognized gains, net of tax	(57,307)	(46,064)	115,880
Total other comprehensive (loss) income, net of tax	$ (56,199)	$ (38,590)	$ 144,291

Changes in the funded status of our retirement plans and changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income (loss). The cumulative balances are net of deferred taxes of $1.5 million as of February 28, 2025 and $19.3 million as of February 29, 2024.

16. LEASE COMMITMENTS

Our leases primarily consist of operating and finance leases related to retail stores, office space, land and equipment. We also have stores subject to sale-leaseback transactions that do not qualify for sale accounting and are accounted for as financing obligations. For more information on these financing obligations see Note 12.

The initial term for real property leases is typically 5 to 20 years. For equipment leases, the initial term generally ranges from 3 to 8 years. Most leases include one or more options to renew, with renewal terms that can extend the lease term from 1 to 20 years or more. We include options to renew (or terminate) in our lease term, and as part of our right-of-use ("ROU") assets and lease liabilities, when it is reasonably certain that we will exercise that option.

ROU assets and the related lease liabilities are initially measured at the present value of future lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our collateralized incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. We include variable lease payments in the initial measurement of ROU assets and lease liabilities only to the extent they depend on an index or rate. Changes in such indices or rates are accounted for in the period the change occurs, and do not result in the remeasurement of the ROU asset or liability. We are also responsible for payment of certain real estate taxes, insurance and other expenses on our leases. These amounts are generally considered to be variable and are not included in the measurement of the ROU asset and lease liability. We generally account for non-lease components, such as maintenance, separately from lease components. For certain equipment leases, we apply a portfolio approach to account for the lease assets and liabilities.

Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Leases with a term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

In January 2025, we subleased the second floor of the Edmunds headquarters to a third party. As the sublease rents were lower than the leased rent, we identified a triggering event for potential impairment of the right-of-use asset associated with the property. The fair value of the right-of-use asset was then estimated using a future discounted cash flow model that included consideration of market rent, the remaining lease term, and an appropriate discount rate. In fiscal 2025, we recorded an impairment charge related to the right-of-use asset of $12.3 million, representing the amount by which the carrying value of the right-of-use asset exceeded its estimated fair value. The impairment charge was recorded in other expense (income) on the consolidated statements of earnings. There were no impairment charges in fiscal 2024 or fiscal 2023.

The components of lease expense were as follows:

(In thousands)	Years Ended February 28 or 29		
	2025	2024	2023
Operating lease cost [1]	$ 92,630	$ 89,801	$ 90,925
Finance lease cost:			
Depreciation of lease assets	20,543	20,010	16,039
Interest on lease liabilities	26,404	25,724	21,969
Total finance lease cost	46,947	45,734	38,008
Total lease cost	$ 139,577	$ 135,535	$ 128,933

[1] Includes short-term leases and variable lease costs, which are immaterial.

Supplemental balance sheet information related to leases was as follows:

(In thousands)	Classification	As of February 28 or 29	
		2025	2024
Assets:			
Operating lease assets	Operating lease assets	$ 493,355	$ 520,717
Finance lease assets	Property and equipment, net [1]	160,535	174,998
Total lease assets		$ 653,890	$ 695,715
Liabilities:			
Current:			
Operating leases	Current portion of operating lease liabilities	$ 59,335	$ 57,161
Finance leases	Accrued expenses and other current liabilities	15,015	20,877
Long-term:			
Operating leases	Operating lease liabilities, excluding current portion	481,963	496,210
Finance leases	Other liabilities	189,216	198,759
Total lease liabilities		$ 745,529	$ 773,007

[1] Finance lease assets are recorded net of accumulated depreciation of $67.6 million as of February 28, 2025 and $55.5 million as of February 29, 2024.

Lease term and discount rate information related to leases was as follows:

	As of February 28 or 29	
Lease Term and Discount Rate	**2025**	**2024**
Weighted Average Remaining Lease Term *(in years)*		
Operating leases	15.49	16.07
Finance leases	14.31	11.43
Weighted Average Discount Rate		
Operating leases	5.21 %	5.05 %
Finance leases	16.78 %	17.16 %

Supplemental cash flow information related to leases was as follows:

	Years Ended February 28 or 29		
(In thousands)	**2025**	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ **95,638**	$ 88,704	$ 89,321
Operating cash flows from finance leases	$ **24,141**	$ 24,782	$ 19,371
Financing cash flows from finance leases	$ **16,536**	$ 16,674	$ 12,200
Lease assets obtained in exchange for lease obligations:			
Operating leases	$ **43,161**	$ 30,746	$ 58,121
Finance leases	$ **7,459**	$ 51,660	$ 37,931

Maturities of lease liabilities were as follows:

	As of February 28, 2025	
(In thousands)	**Operating Leases** [1]	**Finance Leases** [1]
Fiscal 2026	$ 85,596	$ 38,985
Fiscal 2027	79,275	39,815
Fiscal 2028	75,165	35,616
Fiscal 2029	53,299	35,353
Fiscal 2030	43,370	28,271
Thereafter	497,480	252,502
Total lease payments	834,185	430,542
Less: interest	(292,887)	(226,311)
Present value of lease liabilities	$ 541,298	$ 204,231

[1] Lease payments exclude $4.6 million of legally binding minimum lease payments for leases signed but not yet commenced.

17. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information:

| | Years Ended February 28 or 29 | | |
(In thousands)	2025	2024	2023
Cash paid for interest	$ 104,934	$ 123,545	$ 122,147
Cash paid for income taxes	$ 69,599	$ 164,612	$ 152,626
Non-cash investing and financing activities:			
Increase (decrease) in accrued capital expenditures	$ 13,486	$ (17,535)	$ 7,557
(Decrease) increase in financing obligations	$ (16,157)	$ 4,527	$ 7,863

See Note 16 for supplemental cash flow information related to leases.

18. COMMITMENTS AND CONTINGENCIES

(A) Litigation

The company is a class member in a consolidated and settled class action lawsuit (In re: Takata Airbag Product Liability Litigation (U.S. District Court, Southern District of Florida)) against Toyota, Mazda, Subaru, BMW, Honda, Nissan, Ford and Volkswagen related to the economic loss associated with defective Takata airbags installed as original equipment in certain model vehicles from model years 2000-2019. In April 2020, CarMax received $40.3 million in net recoveries from the Toyota, Mazda, Subaru, BMW, Honda and Nissan settlement funds. In January 2022, CarMax received $3.8 million in net recoveries from the Ford settlement funds. On April 21, 2023, CarMax received $59.3 million in net recoveries from residual undisbursed funds in the Toyota, Mazda, Subaru, BMW, Honda and Nissan settlements. On August 9, 2023, CarMax received $7.9 million in additional residual funds in the BMW, Mazda, and Nissan settlements. CarMax remains a class member for residual funds in the Ford settlement. The Volkswagen settlement has not yet been resolved. We are unable to make a reasonable estimate of the amount or range of gain that could result from CarMax's participation in the Ford residual or Volkswagen matters.

We are involved in various other legal proceedings in the normal course of business. Based upon our evaluation of information currently available, we believe that the ultimate resolution of any such proceedings will not have a material adverse effect, either individually or in the aggregate, on our financial condition, results of operations or cash flows.

(B) Other Matters

In accordance with the terms of real estate lease agreements, we generally agree to indemnify the lessor from certain liabilities arising as a result of the use of the leased premises, including environmental liabilities and repairs to leased property upon termination of the lease. Additionally, in accordance with the terms of agreements entered into for the sale of properties, we generally agree to indemnify the buyer from certain liabilities and costs arising subsequent to the date of the sale, including environmental liabilities and liabilities resulting from the breach of representations or warranties made in accordance with the agreements. We do not have any known material environmental commitments, contingencies or other indemnification issues arising from these arrangements.

As part of our customer service strategy, we guarantee the used vehicles we retail with a 90-day/4,000 mile limited warranty. A vehicle in need of repair within this period will be repaired free of charge. As a result, each vehicle sold has an implied liability associated with it. Accordingly, based on historical trends, we record a provision for estimated future repairs during the guarantee period for each vehicle sold. The liability for this guarantee was $28.8 million as of February 28, 2025 and $30.9 million as of February 29, 2024, and is included in accrued expenses and other current liabilities.

At various times we may have certain purchase obligations that are enforceable and legally binding primarily related to real estate purchases, advertising and third-party outsourcing services. As of February 28, 2025, we have material purchase obligations of $371.9 million, of which $163.9 million are expected to be fulfilled in fiscal 2026.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) that are designed to ensure that information required to be disclosed in our reports filed under the

Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management, including the chief executive officer ("CEO") and the chief financial officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

As of February 28, 2025, we evaluated the effectiveness of the design and operation of our disclosure controls. This evaluation was performed under the supervision and with the participation of management, including the CEO and CFO. Based upon that evaluation, the CEO and CFO concluded that our disclosure controls were effective as of the end of the period.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended February 28, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

"Management's Annual Report on Internal Control over Financial Reporting" is included in Item 8. Consolidated Financial Statements and Supplementary Data, of this Form 10-K and is incorporated herein by reference.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

With the exception of the information incorporated by reference from our 2025 Proxy Statement in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K, our 2025 Proxy Statement is not to be deemed filed as a part of this Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance.

The information concerning our executive officers required by this Item is incorporated by reference to the section titled "Executive Officers of the Company" included in Part I of this Annual Report on Form 10-K.

The information concerning our directors required by this Item is incorporated by reference to the section titled "Proposal One: Election of Directors" in our 2025 Proxy Statement.

The information concerning the audit committee of our board of directors and the audit committee financial expert required by this Item is incorporated by reference to the information included in the sub-section titled "Corporate Governance – Board Committees" in our 2025 Proxy Statement.

The information concerning our code of ethics ("Code of Business Conduct") for senior management required by this Item is incorporated by reference to the sub-section titled "Corporate Governance – Overview" in our 2025 Proxy Statement.

The information concerning our insider trading policies and procedures required by this Item is incorporated by reference to the sub-section titled "Compensation Discussion and Analysis – Additional Information – Insider Trading Arrangements and Policy" in our 2025 Proxy Statement. A copy of our policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the sections titled "Compensation Discussion and Analysis," "Compensation and Personnel Committee Report" and "Compensation Tables" in our 2025 Proxy Statement (provided that the Pay Versus Performance disclosure shall not be deemed to be incorporated by reference herein). Additional information required by this Item is incorporated by reference to the section titled "Director Compensation" in our 2025 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item concerning equity compensation plans is incorporated by reference to the section titled "CarMax Share Ownership" in our 2025 Proxy Statement.

The information required by this Item concerning security ownership of certain beneficial owners and management is incorporated by reference to the section titled "CarMax Share Ownership" in our 2025 Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by this Item is incorporated by reference to the sub-section titled "Corporate Governance – Related Person Transactions" in our 2025 Proxy Statement.

The information required by this Item concerning director independence is incorporated by reference to the sub-section titled "Corporate Governance – Independence" in our 2025 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference to the section titled "Auditor Fees and Pre-Approval Policy" in our 2025 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

1. **Financial Statements.** All financial statements as set forth under Item 8 of this Form 10-K.

2. **Financial Statement Schedules.** Schedules have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the Consolidated Financial Statements and Notes thereto.

3. **Exhibits:**

3.1	CarMax, Inc. Amended and Restated Articles of Incorporation, effective June 24, 2013, filed as Exhibit 3.1 to CarMax's Current Report on Form 8-K, filed June 28, 2013 (File No. 1-31420), is incorporated by this reference.
3.2	CarMax, Inc. Bylaws, as Amended and Restated January 28, 2025, filed as Exhibit 3.1 to CarMax's Current Report on Form 8-K, filed January 31, 2025 (File No. 1-31420), is incorporated by this reference.
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, filed herewith.
10.1	Amended and Restated Credit Agreement, dated as of June 21, 2023, among CarMax Auto Superstores, Inc., CarMax, Inc., certain subsidiaries of CarMax named therein, Bank of America, N.A., as a lender and as administrative agent, and the other lending institutions named therein, filed as Exhibit 10.1 to CarMax's Quarterly Report on Form 10-Q, filed June 26, 2023 (File No. 1-31420), is incorporated by this reference.
10.2	CarMax, Inc. Benefit Restoration Plan, as amended and restated, effective January 1, 2025, filed herewith. *
10.3	CarMax, Inc. Executive Deferred Compensation Plan, as amended and restated, effective August 1, 2024, filed as Exhibit 10.1 to CarMax's Quarterly Report on Form 10-Q, filed September 27, 2024 (File No. 1-31420), is incorporated by this reference. *
10.4	CarMax, Inc. Retirement Restoration Plan, as amended and restated, effective January 1, 2025, filed herewith. *
10.5	CarMax, Inc. Annual Performance-Based Bonus Plan, dated April 24, 2018, filed as Exhibit 10.46 to CarMax's Annual Report on Form 10-K, filed April 24, 2018 (File No. 1-31420), is incorporated by this reference. *
10.6	CarMax, Inc. 2002 Stock Incentive Plan, as amended and restated June 25, 2019, filed as Exhibit 10.1 to CarMax's Current Report on Form 8-K, filed June 26, 2019 (File No. 1-31420), is incorporated by this reference. *
10.7	CarMax, Inc. 2002 Stock Incentive Plan, as amended and restated June 23, 2020, filed as Exhibit 10.1 to CarMax's Current Report on Form 8-K, filed June 25, 2020 (File No. 1-31420), is incorporated by this reference. *
10.8	CarMax, Inc. 2002 Stock Incentive Plan, as amended and restated June 27, 2023, filed as Exhibit 10.1 to CarMax's Current Report on Form 8-K, filed on June 28, 2023 (File No. 1-31420), is incorporated by this reference. *
10.9	CarMax, Inc. 2002 Employee Stock Purchase Plan, as amended and restated January 1, 2023, filed as Exhibit 10.1 to CarMax's Quarterly Report on Form 10-Q, filed September 30, 2022 (File No. 1-31420), is incorporated by this reference.
10.10	Form of Notice of Restricted Stock Unit Grant between CarMax Inc. and certain named and other executive officers, effective December 21, 2011, filed as Exhibit 10.3 to CarMax's Current Report on Form 8-K, filed December 23, 2011 (File No. 1-31420), is incorporated by reference. *
10.11	Form of Notice of Restricted Stock Grant between CarMax, Inc. and certain non-employee directors of the CarMax, Inc. board of directors, filed as Exhibit 10.1 to CarMax's Quarterly Report on Form 10-Q, filed October 8, 2014 (File No. 1-31420), is incorporated by this reference. *
10.12	Form of Notice of Stock Option Grant between CarMax, Inc. and certain named and other executive officers, effective January 26, 2015, filed as Exhibit 10.1 to CarMax's Current Report on Form 8-K, filed February 13, 2015 (File No. 1-31420), is incorporated by reference. *

10.13	Form of Notice of Stock Option Grant between CarMax, Inc. and certain named and other executive officers, effective March 24, 2016, filed as Exhibit 10.3 to CarMax's Current Report on Form 8-K, filed March 25, 2016 (File No. 1-31420), is incorporated by reference. *
10.14	Form of Notice of Restricted Stock Grant between CarMax, Inc. and certain executive officers effective March 24, 2016, filed as Exhibit 10.1 to CarMax's Current Report on Form 8-K, filed March 25, 2016 (File No. 1-31420), is incorporated by this reference. *
10.15	Form of Notice of Performance Stock Unit Grant between CarMax, Inc. and certain named and other executive officers, effective March 24, 2016, filed as Exhibit 10.4 to CarMax's Current Report on Form 8-K, filed March 25, 2016 (File No. 1-31420), is incorporated by reference. *
10.16	Form of Notice of Performance Stock Unit Grant between CarMax, Inc. and certain named and other executive officers, effective January 29, 2019, filed as Exhibit 10.50 to CarMax's Annual Report on Form 10-K filed April 19, 2019 (File No. 1-31420), is incorporated by this reference. *
10.17	Form of Notice of Restricted Stock Unit Grant between CarMax, Inc. and certain non-employee directors of the CarMax, Inc. board of directors, filed as Exhibit 10.47 to CarMax's Annual Report on Form 10-K filed April 24, 2018 (File No. 1-31420), is incorporated by this reference. *
10.18	Form of Notice of Restricted Stock Unit Grant between CarMax, Inc. and certain non-employee directors of the CarMax, Inc. board of directors, filed as Exhibit 10.1 to CarMax's Quarterly Report on Form 10-Q filed January 8, 2019 (File No. 1-31420), is incorporated by this reference. *
10.19	Form of Notice of Market Stock Unit Grant between CarMax, Inc. and certain named and other executive officers, effective March 27, 2020, filed as Exhibit 10.55 to CarMax's Annual Report on Form 10-K, filed April 21, 2020 (File No. 1-31420), is incorporated by this reference. *
10.20	Form of Notice of Cash-Settled Restricted Stock Unit Grant between CarMax Inc. and certain named and other executive officers, effective March 27, 2020, filed as Exhibit 10.56 to CarMax's Annual Report on Form 10-K, filed April 21, 2020 (File No. 1-31420), is incorporated by this reference. *
10.21	Form of Notice of Market Stock Unit Grant between CarMax, Inc. and certain named and other executive officers, effective March 27, 2024, filed as Exhibit 10.22 to CarMax's Annual Report on Form 10-K, filed April 15, 2024 (File No. 1-31420), is incorporated by this reference. *
10.22	Form of Notice of Performance Stock Unit Grant between CarMax, Inc. and certain named and other executive officers, effective March 27, 2024, filed as Exhibit 10.23 to CarMax's Annual Report on Form 10-K, filed April 15, 2024 (File No. 1-31420), is incorporated by this reference. *
10.23	CarMax, Inc. Severance Agreement for Executive Officer, dated January 6, 2015, between CarMax, Inc. and Thomas J. Folliard, filed as Exhibit 10.2 to CarMax's Quarterly Report on Form 10-Q, filed January 8, 2015 (File No. 1-31420), is incorporated by this reference. *
10.24	CarMax, Inc. Amendment to Severance Agreement for Executive Officer, dated August 31, 2016, between CarMax, Inc. and Thomas J. Folliard, filed as Exhibit 10.2 to CarMax's Current Report on Form 8-K, filed September 1, 2016 (File No. 1-31420), is incorporated by this reference. *
10.25	CarMax, Inc. Amended and Restated Severance Agreement, dated December 1, 2023, between CarMax, Inc. and William D. Nash, filed as Exhibit 10.2 to CarMax's Quarterly Report on Form 10-Q, filed January 5, 2024 (File No. 1-31420), is incorporated by this reference.*
10.26	Form of CarMax, Inc. Amended and Restated Severance Agreement, dated December 1, 2023, between CarMax, Inc. and the persons listed at the end of such Agreement, filed as Exhibit 10.1 to CarMax's Quarterly Report on Form 10-Q, filed January 5, 2024 (File No. 1-31420), is incorporated by this reference.*
19.1	CarMax, Inc., Policy Against Insider Trading, filed herewith.
21.1	CarMax, Inc. Subsidiaries, filed herewith.
23.1	Consent of KPMG LLP, filed herewith.
24.1	Powers of Attorney, filed herewith.
31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a), filed herewith.
31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a), filed herewith
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, filed herewith.
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, filed herewith.
97.1	CarMax, Inc. Clawback Policy, effective December 1, 2023, filed as Exhibit 97.1 to CarMax's Annual Report on Form 10-K, filed April 15, 2024 (File No. 1-31420), is incorporated by this reference. *

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive File.

* Indicates management contract, compensatory plan or arrangement of the company required to be filed as an exhibit.

Certain instruments defining rights of holders of long-term debt of the company are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Upon request, the company agrees to furnish to the SEC copies of such instruments.

Item 16. Form 10-K Summary.

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CarMax, Inc.

By:	/s/ WILLIAM D. NASH	By:	/s/ ENRIQUE N. MAYOR-MORA
	William D. Nash		Enrique N. Mayor-Mora
	President and Chief Executive Officer		Executive Vice President and Chief Financial Officer
	April 11, 2025		April 11, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ WILLIAM D. NASH	/s/ SHIRA GOODMAN *
William D. Nash	Shira Goodman
President, Chief Executive Officer and Director	Director
April 11, 2025	April 11, 2025
/s/ ENRIQUE N. MAYOR-MORA	/s/ DAVID W. MCCREIGHT *
Enrique N. Mayor-Mora	David W. McCreight
Executive Vice President and Chief Financial Officer	Director
April 11, 2025	April 11, 2025
/s/ JILL A. LIVESAY	/s/ MARK F. O'NEIL *
Jill A. Livesay	Mark F. O'Neil
Vice President and Chief Accounting Officer	Director
April 11, 2025	April 11, 2025
/s/ PETER J. BENSEN *	/s/ PIETRO SATRIANO *
Peter J. Bensen	Pietro Satriano
Director	Director
April 11, 2025	April 11, 2025
/s/ RONALD E. BLAYLOCK *	/s/ MARCELLA SHINDER *
Ronald E. Blaylock	Marcella Shinder
Director	Director
April 11, 2025	April 11, 2025
/s/ SONA CHAWLA *	/s/ MITCHELL D. STEENROD *
Sona Chawla	Mitchell D. Steenrod
Director	Director
April 11, 2025	April 11, 2025
/s/ THOMAS J. FOLLIARD *	
Thomas J. Folliard	
Director	
April 11, 2025	

*By:	/s/ ENRIQUE N. MAYOR-MORA
	Enrique N. Mayor-Mora
	Attorney-In-Fact

The original powers of attorney authorizing William D. Nash and Enrique N. Mayor-Mora, or either of them, to sign this annual report on behalf of certain directors of the company are included as Exhibit 24.1.

BOARD OF DIRECTORS

Thomas J. Folliard
Non-Executive Chair of the Board
Retired President and Chief Executive Officer
　CarMax, Inc.

Peter J. Bensen (1)
Retired Chief Administrative Officer and
Corporate EVP and Chief Financial Officer
　McDonald's Corporation

Ronald E. Blaylock (2)*
Founder and Managing Partner
　GenNx360 Capital Partners
Retired Chief Executive Officer
　Blaylock & Company

Sona Chawla (2) (4)
Chief Growth and Innovation Officer
　CDW Corporation

Shira Goodman (3)
Retired Chief Executive Officer
　Staples, Inc.

David W. McCreight (2)
Retired Executive Chair and Chief
Executive Officer
　Lulu's
Retired President
　Urban Outfitters, Inc.

William D. Nash
President and Chief Executive Officer
　CarMax, Inc.

Mark F. O'Neil (1) (4)
Retired Chief Operating Officer
　Cox Automotive

Pietro Satriano (1)
Retired Chief Executive Officer
　US Foods Holding Corp.

Marcella Shinder (3) (4)
Advisory Director
　Charlesbank Capital Partners
Retired Global Head of Partnerships
　WeWork Companies, Inc.

Mitchell D. Steenrod (3)
Lead Independent Director of the Board
Retired SVP and Chief Financial Officer
　Pilot Travel Centers LLC

* Mr. Blaylock is not standing for reelection at the 2025 annual meeting of shareholders.

Board of Directors Committee Membership: (1) Audit (2) Compensation and Personnel (3) Nominating and Governance (4) Technology and Innovation

SENIOR MANAGEMENT TEAM

William D. Nash
President and Chief Executive Officer

James Lyski
EVP, Chief Growth and Strategy Officer

C. Joseph Wilson
EVP, Chief Operating Officer

Sarah Lane
SVP, Chief Marketing Officer

Mac Stuckey
SVP, General Counsel and Corporate
　Secretary

Diane L. Cafritz
EVP, Chief Innovation and People Officer

Enrique N. Mayor-Mora
EVP, Chief Financial Officer

Steve Allocco
SVP, Product Engineering

Darren C. Newberry
SVP, Store and CEC Execution

Tyler Tuite
SVP, Chief Product Officer

Jon Daniels
EVP, CarMax Auto Finance

Shamim Mohammad
EVP, Chief Information and Technology
　Officer

Craig Cronheim
SVP, Chief Human Resources Officer

Chris Sloan
SVP, Service Operations and Logistics

CARMAX CARES

This year, CarMax and The CarMax Foundation invested more than $9 million in the communities where we live and work. Associates from every CarMax location donated their time and talents to charitable causes across the country, demonstrating our commitment to making a meaningful difference where we operate by putting people first. To learn more about CarMax's commitment to helping its communities thrive, please visit socialresponsibility.carmax.com.

$110M+
GIVEN BACK TO HELP OUR COMMUNITIES THRIVE




CARMAX
cares

CORPORATE & SHAREHOLDER INFORMATION

HOME OFFICE
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238
Telephone: (804) 747-0422

WEBSITE
www.carmax.com

ANNUAL SHAREHOLDERS' MEETING
Tuesday, June 24, 2025, at 1:00 p.m. ET

CarMax will be hosting a virtual annual meeting in 2025. Shareholders will be able to attend and participate, including voting shares and submitting questions, online. Information on how to participate can be found in CarMax's Notice of 2025 Annual Meeting of Shareholders and Proxy Statement.

STOCK INFORMATION
CarMax, Inc. common stock is traded on the New York Stock Exchange under the ticker symbol KMX.

As of February 28, 2025, there were approximately 2,400 CarMax shareholders of record. This number excludes shareholders holding stock under nominee security position listings.

TRANSFER AGENT AND REGISTRAR
Contact our transfer agent for questions regarding your stock certificates, including changes of address, name or ownership; lost certificates; or to consolidate multiple accounts.

Equiniti Trust Company, LLC
55 Challenger Rd., Floor 2
Ridgefield Park, NJ 07660
Toll free: (866) 714-7297
Via email: HelpAST@equiniti.com
Website: https://equiniti.com/us/ast-access/individuals/

INDEPENDENT AUDITORS
KPMG LLP
1021 East Cary Street, Suite 2000
Richmond, Virginia 23219

FINANCIAL INFORMATION
For quarterly sales and earnings information, financial reports, filings with the Securities and Exchange Commission, news releases and other investor information, please visit our investor website at investors.carmax.com. Information may also be obtained from the Investor Relations Department at:

Email: investor_relations@carmax.com
Telephone: (804) 747-0422, ext. 7865

CORPORATE GOVERNANCE INFORMATION
Copies of the CarMax Corporate Governance Guidelines, the Code of Business Conduct, and the charters for each of the Audit Committee, Nominating and Governance Committee, Compensation and Personnel Committee and Technology and Innovation Committee are available from our investor website, at investors.carmax.com, under the corporate governance tab. Alternatively, shareholders may obtain, without charge, copies of these documents by writing to Investor Relations at the CarMax home office.

INVESTOR RELATIONS
Security analysts and investors are invited to contact:

David Lowenstein, Vice President, Investor Relations
Telephone: (804) 747-0422, ext. 7865
Email: investor_relations@carmax.com

GENERAL INFORMATION
Members of the media and others seeking general information about CarMax should contact:

Catherine Gryp, Assistant Vice President, Public Relations
Telephone: (855) 887-2915
Email: pr@carmax.com

DESIGN: VIVO DESIGN, INC.

CARMAX, INC.
12800 TUCKAHOE CREEK PARKWAY
RICHMOND, VIRGINIA 23238
804 747 0422
WWW.CARMAX.COM